2025

Brookfield Renewable Partners L.P.

Brookfield

ANNUAL REPORT

Our Operations
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders.
Our globally diversified portfolio of power assets has approximately 47,200 MW of operating capacity, annualized LTA generation of approximately 121,900 GWh and a development pipeline of over 200 GW, with renewables making up over 96% of our operating capacity.
The table below outlines our portfolio of operating renewables facilities that we own and operate or own an economic interest in as at December 31, 2025:

	River Systems	Facilities	Capacity(1) (MW)	LTA(2) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America(3)
United States	29	139	2,905	11,868	2,559
Canada	19	33	1,368	5,264	1,261
	48	172	4,273	17,132	3,820
Colombia(4)	11	31	3,373	16,656	3,703
Brazil	24	36	850	4,309	—
	83	239	8,496	38,097	7,523
Wind(5)
North America	—	59	7,158	22,503	—
Europe	—	64	5,121	17,420	—
Brazil	—	37	890	3,909	—
Asia–Pacific	—	80	3,584	9,433	—
	—	240	16,753	53,265	—
Utility-scale solar(6)(7)	—	282	13,993	26,360	—
Distributed energy & storage(8)	1	5,817	5,503	2,664	1,436
Total renewable power(5)(6)	84	6,578	44,745	120,386	8,959
(1)Includes Assets held for sale. Refer to Note 5 - Assets held for sale
(2)LTA is calculated based on our portfolio as at December 31, 2025, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(3)Includes three battery storage facilities in North America (36 MW).
(4)Includes two wind plants (32 MW) and ten solar plants (419 MW) in Colombia.
(5)Excludes 356 MW of wind capacity with an LTA of 911 GWh included in our sustainable solutions segment.
(6)Excludes 333 MW of solar capacity with an LTA of 613 GWh included in our sustainable solutions segment.
(7)Includes one battery storage facility in North America (60 MW) and one battery storage facility in South America (3 MW).
(8)Includes pumped storage in North America (666 MW).
We also have investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business), and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.

The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2025 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,343	3,395	2,208	2,922	11,868
Canada	1,270	1,513	1,246	1,235	5,264
	4,613	4,908	3,454	4,157	17,132
Colombia(2)	3,834	4,167	4,069	4,586	16,656
Brazil	1,059	1,073	1,087	1,090	4,309
	9,506	10,148	8,610	9,833	38,097
Wind	14,292	12,848	11,246	14,879	53,265
Utility-scale solar	5,478	7,523	7,974	5,385	26,360
Distributed energy & storage	590	782	756	536	2,664
Total(3)	29,866	31,301	28,586	30,633	120,386
(1)LTA is calculated based on our portfolio as at December 31, 2025, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and ten solar plants (761 GWh) in Colombia.
(3)Excludes 613 GWh solar and 911 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.

The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2025 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,142	2,265	1,451	1,906	7,764
Canada	1,045	1,234	990	976	4,245
	3,187	3,499	2,441	2,882	12,009
Colombia(2)	1,428	1,551	1,515	1,706	6,200
Brazil	956	968	981	983	3,888
	5,571	6,018	4,937	5,571	22,097
Wind	2,524	2,349	1,924	2,613	9,410
Utility-scale solar	1,156	1,689	1,805	1,139	5,789
Distributed energy & storage	118	157	150	109	534
Total(3)	9,369	10,213	8,816	9,432	37,830
(1)LTA is calculated based on our portfolio as at December 31, 2025, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind facilities (65 GWh) and ten solar facilities (284 GWh) in Colombia.
(3)Excludes 25 GWh solar and 39 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Annual Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada – see “PART 10 – Cautionary Statements”. We make use of non-IFRS measures in this Annual Report – see “Part 10 – Cautionary Statements”. This Annual Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR+'s website at www.sedarplus.ca.

Annual Letter to Unitholders

2025 was a very strong year for Brookfield Renewable. We achieved this in a period of significant change for the broader sector and delivered our strongest financial results ever. More importantly, we positioned the business for a period of outsized earnings growth.
Energy demand continues to accelerate, driven by the multi-decade trends of electrification and reindustrialization. This has been further amplified by AI in recent years. As a result, we are well positioned to extend our leadership position in delivering the large scale, reliable and secure energy solutions that the market demands today.
Our scale and global pipeline in the lowest cost, quick-to-market technologies, complemented by our baseload capabilities in hydro, nuclear and batteries, is strengthening our partnerships with both governments and the largest corporate buyers of power. It is also leading to new unique, large-scale partnerships that should deliver meaningful cash flow growth and value over the long term.
In October, Westinghouse entered into a transformational strategic partnership agreement with the U.S. Government to deliver new nuclear reactors utilizing Westinghouse technology in America. Since signing the binding term sheet, the focus has been on advancing towards execution of orders for long-lead time items for the AP1000, Westinghouse’s best-in-class proprietary large scale reactor technology.
Earlier this year, we signed a first of its kind Hydro Framework Agreement (“HFA”) with Google to deliver up to 3,000 megawatts of hydro capacity. The agreement reflects the accelerating demand for energy from hyperscalers and their increasing focus on securing scale, baseload power to support their growth as a complement to low-cost solar and wind capacity. With the largest privately owned hydro portfolio in the U.S., complemented by our large fleet of wind and solar assets, we are uniquely positioned to provide tailored around-the-clock clean energy solutions to meet the needs of the hyperscalers.
In addition to these previously announced partnerships, we are also progressing bilateral discussions on a 1,000+ megawatt battery installation, partnering with a sovereign wealth fund. The development is expected to enhance the reliability of their country’s electricity grid and will be one of the largest energy storage projects globally. The partnership is being advanced on the basis that the facilities will be fully contracted with long-term, fixed-price storage services agreements backed by the local government, a development and contracting approach consistent with how we build out other technologies.
Alongside these meaningful, new partnerships, we also executed on our growth plans over the past year, commissioning a record ~8,000 megawatts of new generation across our key markets and acquiring businesses that further enhance our cash flows. This includes the privatization of Neoen, successfully executing the carve out of Geronimo Power, and increasing our stake in Isagen, a business that has been one of our best performing investments since we initially acquired it about a decade ago.
At the same time, we continue to scale our asset recycling program, generating a record $4.5 billion ($1.3 billion net to Brookfield Renewable) in proceeds at returns exceeding our targets and reinforcing asset recycling as a durable and accretive source of capital for our business.
As we look ahead to 2026 and beyond, the growth prospects of Brookfield Renewable have never been stronger. With our global operating fleet, deep commercial and development capabilities and differentiated access to scale capital, we are well positioned to grow our cash flows by 10%+ and our value by 12 to 15% per unit on an annual basis over the long-term.
Supported by strong financial performance, robust liquidity, and our positive outlook for the business, we are pleased to announce an over 5% increase in our annual distribution to $1.57 per unit. This builds on our track record of delivering at least 5% annual distribution growth per year since Brookfield Renewable was publicly listed in 2011.

Additional highlights for the year include:

•Generating strong FFO of $1,334 million, or $2.01 per unit, up 10% year-over-year benefiting from solid operating performance, growth from development activities, accretive acquisitions, and capital recycling.

•Advancing commercial initiatives securing favorable long-term contracts for over 9,000 megawatts of generation capacity across our operating fleet.

•Commissioning ~8,000 megawatts of new capacity, more than double the capacity we delivered only three years prior, and are on track to reach a ~10,000-megawatt run rate per annum by 2027.

•Deploying or committing to deploy $8.8 billion ($1.9 billion, net to Brookfield Renewable) into growth, further diversifying our business and positioning ourselves to capture increasing demand.

•Reaching agreements to sell assets generating a record $4.5 billion ($1.3 billion, net to Brookfield Renewable) delivering ~2.4x our invested capital and returns above the high end of our target range, while generating substantial capital to reinvest into accretive growth.

•Strengthening our best-in-class balance sheet, executing over $37 billion of financings and finishing the year with $4.6 billion of available liquidity, positioning the business to opportunistically deploy capital at strong risk adjusted returns.

Welcome To The Energy Addition

To meet growing demand we are adding more new energy capacity to electricity grids than ever before, a dynamic that is accelerating the transition of global capacity to renewables.
Only a couple of years ago, the backdrop for investment into new energy capacity was mostly focused on transitioning away from carbon intensive generation in a world with only modest increases or even flat energy demand growth. Today, with demand across most developed markets increasing at a pace not seen in decades, the environment has significantly shifted—we are not only transitioning carbon intensive generation, but adding a substantial amount of net new generation to meet accelerating demand from electrification, resurgent industrial activity, and AI.
This substantial shift is driving a pivot from incremental upgrades to grids around the world to large-scale expansion, prioritizing fast-to-deploy renewables, scale baseload generation, and capacity to maintain grid reliability. All of this is driving an expanding opportunity set that will require development of many technologies over the medium term.
To meet the demand, solar and onshore wind will be needed for their speed to market and low cost, hydro and nuclear for their scale baseload characteristics, natural gas for its flexibility, and, increasingly, battery storage solutions for enhanced reliability. In addition, in certain markets where grid connection queues are constraining the ability to deliver new capacity over the medium term, we will see more behind-the-meter generation solutions, including distributed generation, fuel cells, small modular nuclear reactors and new gas generation.
In this environment, where demand is increasingly driven by the need for incremental generation and capacity, clean energy technologies are well positioned to meet the majority of this demand, due to their position as the lowest cost and fastest to deploy solutions. As a result, as this generational build-out continues, clean energy solutions are accounting for a rapidly growing share of global electricity generation.
Our business sits at the epicenter of this significant and growing opportunity set, and in turn, we have been focused on expanding our operating fleet, development pipeline and capabilities to position us to do more with the largest buyers of power globally.

We are scaling our development of low-cost, fast to market solar and onshore wind to meet accelerating demand for power.

This past year we brought online ~8,000 megawatts of new renewable capacity and expect to deliver a run-rate of ~10,000 megawatts per year by 2027, while continuing to employ our derisked approach to development focused on securing long-term contracts concurrent with financing and EPC contracts. In the past 12 months, we have grown our advanced development pipeline by over 25% to ~84,000 megawatts of projects which have either secured or are in the late stages of securing land, permits and grid connection.
In the U.S., where we see among the strongest demand growth for electricity and approximately half of our current operating business and pipeline sit, we further cemented our leadership position with our acquisition of Geronimo Power, adding a 3,200-megawatt portfolio of operating and in development renewable assets, as well as an over 30,000-megawatt pipeline. We also executed a tuck in acquisition of a ~300-megawatt portfolio of under construction solar projects in PJM to develop and contract to a technology hyperscaler.

We have been an owner and operator of hydro for decades. Today, we have one of the largest operating portfolios globally – an increasingly strategic and valuable asset class.

The value that operating hydro provides is increasingly recognized by the broader market. Its flexibility, dispatchable baseload generation and the system stability it can deliver are in greater demand today than ever before. Over the past year, we have executed three 20-year power purchase agreements with hyperscalers in the U.S., a first for our hydro portfolio, and signed the HFA with Google to deliver up to 3,000 megawatts of hydro generation. Our hydro assets are adding value through increased cash flows and via our ability to upfinance these assets and fund further growth across our business.
This year we also increased our ownership in Isagen, our Colombian hydro platform, further expanding our exposure to a large-scale, de-risked, and strategically important infrastructure business in a market experiencing strong energy demand growth.
We have always viewed our hydro portfolio as highly strategic and will continue to evaluate opportunities to acquire assets that complement our franchise and strengthen our position in this increasingly valuable segment of the market.

Through Westinghouse, the world’s leading nuclear technology platform, we are uniquely positioned to help drive the global build-out of next-generation nuclear reactors and deliver scale baseload power.

New nuclear capacity is increasingly in demand to meet surging power needs. This is reflected in the restarts of previously closed or partially developed plants in the U.S., and reinforced by the landmark agreement with the U.S. Government to deploy new nuclear reactors utilizing Westinghouse technology. Nuclear’s exceptional energy density, long asset life, and ability to provide continuous baseload power at scale is highly effective at meeting the emerging requirements in the market today.
Westinghouse’s strategic partnership with the U.S. Government should create significant value for the business and Brookfield Renewable with the development of new AP1000 reactors, and once operational, through the provision of fuel and maintenance services by Westinghouse over the reactors’ lifetimes. Beyond the direct financial impact, a commitment of this magnitude to Westinghouse serves as a powerful catalyst for the broader nuclear sector, by providing the long-term demand certainty needed to unlock supply chain investment, reducing future costs, and accelerating new reactor development globally. This positions Westinghouse to expand the deployment of its technology well beyond this initial order, to both governments and corporates in the U.S. and internationally.

Battery storage is becoming increasingly critical to enhancing reliability and the stability of global power grids. With our acquisition of Neoen, we are now a leader in this essential technology.

Battery costs have come down an astonishing almost 95% since 2010 and are following a very similar path to that of solar panels approximately a decade ago. As this price trend continues and demand for storage grows to support increasingly strained grids, we expect to see more opportunities to deploy battery technology on a contracted basis at our target returns. Notably, we see opportunities in Europe where there is strong renewables penetration, and in the Middle East, where peak energy demand is becoming more difficult to meet.
With our acquisition of Neoen, we significantly expanded our battery capabilities and pipeline and expect to quadruple our battery storage operating capacity in the next three years to over 10,000 megawatts. We are also currently advancing a first-of-its-kind opportunity through Neoen, where we are progressing a 1,000+ megawatt battery energy storage system in partnership with a sovereign wealth fund. We expect to deliver on the first phase of this project in 2027 and the second phase in 2028.

Taken together, we are contributing significantly to the transition and addition of energy globally and creating tremendous value for our business along the way.

Demand is rising across all our major markets, requiring rapid additions of renewable capacity, flexible large-scale baseload power and battery storage for enhanced reliability. Backed by long-term partnerships with the world’s largest corporate buyers of power and governments, we are delivering more new generation capacity than ever before and are well positioned to continue meeting this need with our diversified global platform, deep development pipeline, operational expertise, and the scale capital required to support the global energy market.

Our Capital Recycling Continues To Scale

In the past year alone, we sold $4.5 billion of assets ($1.3 billion net to Brookfield Renewable) generating returns above our underwriting targets. We continue to see strong demand from private investors for de-risked, cash flowing operating assets like those we operate and develop. These provide enhanced returns for a similar risk profile and duration when compared to traditional fixed income.
Our 2025 capital rotation was highlighted by the sale of a major North American distributed energy platform that we built through M&A and organic development since acquiring the initial assets in 2017. We will retain approximately half of the development business and pipeline, maintaining exposure to growth of this platform going forward. Recently, we also sold an aggregate 50% interest in a portfolio of non-core hydro assets and a portfolio of operating wind and solar assets in the U.S., crystalizing our value creation activities and generating proceeds to redeploy into further growth.
Another highlight for our capital recycling program was at Neoen, where we sold $1 billion worth of solar, wind and storage assets in our first year of ownership, up from almost no sales previously and consistent with our plans at acquisition. This demonstrates how we can rotate capital on an accelerated and accretive basis.
Looking ahead, we expect to continue scaling our capital recycling program in an increasingly more programmatic and recurring manner. We recently agreed to sell a two-thirds stake in a large portfolio of recently built operating wind and solar projects in the U.S., each of which was developed by one of our development platforms. The initial sale is expected to generate ~$860 million (~$210 million net to Brookfield Renewable) in proceeds, immediately delivering strong returns and scale capital for our business to redeploy into growth. We are actively progressing the sale of the remaining minority stake in the portfolio. The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2026.
The transaction also contemplates a framework for potential future sales of an additional up to $1.5 billion of assets that meet certain criteria to the same buyers. This framework will de-risk our business plan for our development platforms and represents a new reliable and ongoing source of capital recycling, whereby we can crystallize gains in our development businesses and provide a new and accretive source of capital to fund future growth. We are currently progressing a number of similar initiatives of meaningful scale across our global platform.

Operating Results Were Strong

We generated FFO of $1,334 million, or $2.01 per unit, up 10% year-over-year. The strong results reflect the benefits of our increasingly diverse business, growth from development activities, accretive acquisitions and successful capital recycling. Building on our strong 2025, we continue to target 10%+ FFO per unit growth.
Our hydroelectric segment delivered strong FFO of $607 million, up 19% year-over-year on the back of higher revenue from commercial initiatives, stronger generation in Canada and Colombia, and gains on the sale of non-core assets that we executed during the year. We continue to see accelerating demand for our hydro generation, notably from hyperscalers, who are signing long term contracts at strong pricing to support their increasing power demand.
Our wind and solar segments generated a combined $648 million of FFO, benefiting from our diversified global operating fleet, development activities and acquisitions of Neoen, Geronimo Power and our investment in a portfolio of contracted, operating offshore wind assets in the U.K. This growth was offset by gains on sale recorded in last year’s results, including the sale of Saeta and the partial disposition of Shepherds Flat.
Our distributed energy, storage, and sustainable solutions segments contributed $614 million of FFO, up almost 90% from the prior year driven by growth through development, the acquisition of Neoen, the strong performance of Westinghouse on the back of continued momentum in the nuclear sector and a gain on the sale of our North American distributed generation business.

Balance Sheet & Liquidity

We finished the year with $4.6 billion of available liquidity and recently reaffirmed our BBB+ investment grade rating with three major rating agencies, underscoring the strength of our sector leading balance sheet.
In October, Brookfield Asset Management closed fundraising of its second global transition fund, raising a record $20 billion of capital. This record fundraise and our strong liquidity positions Brookfield Renewable to opportunistically make meaningful investments across a deep pipeline of scale growth opportunities, with our access to capital serving as a differentiator to invest in the largest, most attractive opportunities where there is less competition.
During the year, our business successfully completed over $37 billion in financings, a record for our business, extending maturities and optimizing our capital structure. This past quarter was highlighted by a repricing of the Term Loan B facility at Westinghouse, where Westinghouse reduced its interest costs by almost $9 million annually with potential for further savings should they achieve a ratings improvement in that business due to the recent partnership with the U.S. Government. We also completed a refinancing of our New York hydro portfolio in December, extending maturities at the lowest spread we have ever achieved in the U.S. The refinancing of our hydro portfolio reflects exceptionally strong lender demand for these assets and resulted in approximately $250 million of upfinancing proceeds, bringing total upfinancing proceeds to over $2.2 billion this year.
Also this past quarter, we completed a $650 million bought-deal equity raise and concurrent private placement, and subsequent to year-end we opportunistically issued C$500 million of 30-year notes at 5.2%, achieving our lowest spread ever for a corporate financing. These offerings further strengthened our balance sheet and provide substantial liquidity for the business to capitalize on the expanding opportunity set ahead, particularly in essential baseload and grid-stabilizing technologies, including hydro, nuclear, and storage.

Outlook

We entered 2026 well positioned to deliver on our growth plans and generate significant value for investors. We remain focused on our goal of delivering 12-15% long-term total returns for investors while remaining disciplined allocators of capital, leveraging our strengths to access unique opportunities in the most attractive technologies and regions.
On behalf of the Board and management, we thank all our unitholders and shareholders for their ongoing support and look forward to updating you on our progress throughout the year.

Sincerely,

Connor Teskey
Chief Executive Officer

January 30, 2026

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, “Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets.
Our strategy is to utilize our global reach, scale capital and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production, generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 25-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 5,870 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium, critical hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, DG and storage facilities in North America, South America, Europe and Asia-Pacific, and our total power portfolio consists of approximately 47,200 MW of installed capacity. We also have a large global development pipeline of over 200 GW. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business), a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.

The following charts illustrate Funds From Operation on a proportionate basis(1):
(1) Figures based on Funds From Operation for the last twelve months, net to Brookfield Renewable, adjusted to long-term average generation and excluding other income.
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, energy storage and distributed generation and other sustainable solutions assets:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium and differentiated technology as one of the longest life, lowest-cost and cleanest forms of power generation. Hydroelectric plants have high cash margins and storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind and utility-scale solar generation facilities provide exposure to some of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Distributed Generation. Our energy storage facilities provide the markets in which they are located with critical services to the grid, including dispatchable generation, and our distributed generation assets provide independent, secure, behind the meter power solutions to customers.
•Sustainable Solutions. Our sustainable solutions assets, such as carbon capture, renewable natural gas capacity, our nuclear services business and our eFuels business, are helping corporates and countries enhance their operations and achieve their net-zero goals.
With our scale, diversity, operating and development capabilities and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.

Best-in class operators and developers. Brookfield Renewable has approximately 5,870 experienced operators (inclusive of employees employed by our consolidated portfolio companies) that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities spans over 120 years. We continue to accelerate our development activities as we build out our over 200 GW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in material recycling, CCS, RNG, eFuels and others. Increasingly, the combination of our operating and developing capabilities with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.
Positioned to meet growing demand for power, accelerate decarbonization and improve the stability of electricity grids. Energy demand continues to accelerate, driven by the multi-decade trends of electrification and reindustrialization, and this has been further amplified by AI in recent years. Today, renewables are the lowest cost source of bulk power generation in most regions, and the most readily deployable, making them among the most viable solutions to help meet energy demand growth. We are positioned to meet this demand with our large, diverse global development pipeline and differentiated capabilities. In addition to power demand growth, renewables help mitigate energy security risks while also enabling corporates and governments to achieve their decarbonization goals. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and corporates to help them achieve their transition targets, while also improving the stability of grids through the delivery of secure, low-cost renewable power.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle and flexibility to opportunistically deploy capital. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 14% and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings have weighted-average terms of approximately 13 years and 10 years, respectively, with no material maturities over the next five years. Approximately 96% of our financings are effectively fixed rate and only 12% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2025 is over $4.6 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth and an attractive long term distribution profile. We have diverse, reliable and derisked cash flow growth levers that help enable our stable distribution growth target of 5% to 9% annually. Our business is funded by internally generated cash flows, asset recycling and upfinancing which support organic development and acquisition activities that contribute to cash flow growth. Our operating cash flows also have embedded growth levers including inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives.
Disciplined investment strategy and differentiated capabilities. Our global scale, access to capital and capabilities across technologies allow us to flexibly deploy capital in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions focused on downside protection and preservation of capital, leveraging Brookfield’s team of over 150 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, our commercial and supplier relationships, our strategic relationship with Brookfield, and our liquidity and capitalization profile.
Differentiated approach to asset development and asset management. We employ a conservative, differentiated approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty and provide strong visibility to our cash flows.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT
Our Approach to Sustainability
Our approach to sustainability is a key part of how we conduct our business as an investor, developer, owner and operator of one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. We believe that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for our stakeholders. Our sustainability approach and considerations are informed by our materiality process, stakeholder engagement, and external standards and frameworks and are embedded throughout our business activities, investment lifecycle, and decision-making processes.
•Materiality: We conduct regular materiality assessments, taking a double-materiality approach, defining material sustainability considerations as those with the potential to significantly impact our business, the natural environment where we operate, and our stakeholders, including our people and the communities where we operate.
•Management systems: We maintain an environmental and social management system to identify, assess, and manage sustainability risks, impacts, and opportunities. We require each operating business to maintain a sustainability program that addresses Brookfield Renewable’s material considerations including environmental protection, GHG emissions and biodiversity, climate-related risks and opportunities, social responsibility, human rights, and supply chain sustainability.
•Community and stakeholder engagement: We engage regularly with stakeholders including employees, business partners, investors, customers, suppliers, Indigenous Peoples and communities to foster trust, build partnerships, and create shared value.
•Governance: We focus on strong governance structures that underpin and embed sustainability in our business activities. We define clear accountabilities and support our operating businesses in managing material sustainability considerations, monitoring and reporting on environmental and social performance with the goal of fostering long-term value. We comply with applicable laws in the countries in which we operate.
•Sustainability integration and monitoring: Sustainability considerations are integrated into our pre-acquisition due diligence, supply chain due diligence, project development, construction, operation and decommissioning. We tailor sustainability due diligence, leveraging our investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. We seek to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor our due diligence work accordingly. After acquiring or investing in an asset, we implement a tailored integration plan that includes material sustainability-related priorities. The management teams within each business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. We monitor performance through audits, third-party assurance, grievance mechanisms, and periodic management reviews. Finally, as part of our divestiture process, we outline potential value creation from several different factors, including sustainability considerations.
We regularly review and refine our programs, informed by evolving regulations, industry standards, and stakeholder engagement.
Environment
Clean energy growth is a global goal shared by many governments, corporations and investors. As a leading investor, developer, owner and operator of clean energy, we built our position in this sector over many decades and will leverage our operational expertise to support the multi-decade energy transition. Our clean energy assets already support countries and businesses globally in addressing their energy needs and decarbonization efforts, and we will continue to partner to support the energy transition.
Our strategy is focused on supporting the energy transition. We do this through operating and developing clean energy assets at scale, allocating capital to broader sustainable solutions and driving decarbonization in carbon-intensive sectors. To support this, we have set a specific target for adding clean energy capacity: from 2022 develop an additional 21,000 MW of new clean energy capacity by 2030, which would represent a doubling of our operating portfolio to 42,000 MW. In 2025 we met this target early, having developed a cumulative 23,000 MW of clean energy over the past four years. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
While our overall strategy is focused on scaling renewable power and sustainable solution assets, we recognize the importance in reducing emissions in our business. We have a goal to achieve net-zero GHG emissions by 2050 or sooner across Scope 1, 2 and material Scope 3 GHG emissions and have set the following two specific targets:
•Achieving net zero for Scope 1 & 2 market-based GHG emissions from our power generation operations by 2030 from a 2020 base year. This target is supported by established plans to reduce material sources of emissions from our operations (Scope 1) on a per MWh basis and to purchase 100% clean electricity (Scope 2) at our facilities. In addition, we continue to measure our Scope 3 value chain emissions and work with our suppliers to identify and execute on emission reduction initiatives.
•Setting emissions reduction targets and plans to align with the Paris Agreement for 100% of carbon intensive investments. We seek opportunities to help businesses – primarily those in the energy, utility and industrial sectors – to align with the goals of the Paris Agreement by setting interim and long-term targets against Paris-aligned pathways and integrating these targets into the strategy, business plan and governance processes of new acquisitions.
Additionally, we look to effectively manage environmental dependencies, impacts, risks and opportunities, seeking to identify risks and develop management plans where risks to priority biodiversity or water scarcity exist, in line with internationally recognized frameworks. We are also focused on improving the circularity of our facilities, looking for opportunities to work with our suppliers to divert waste and major equipment from landfills through reduction in material, re-use and refurbishment, recycling and vendor take-back.
We also support the market for green financing products, helping to accelerate the global energy transition, while reducing the cost of our borrowing. Our Green Financing Committee, comprised of representatives from our Capital Markets and Treasury teams, manages our sustainable financing strategy in collaboration with Brookfield Renewable’s Sustainability Team. The chief financial officer of BRP Energy Group L.P., inclusive of any other affiliate of such entity that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement (together, the “Service Provider”) oversees our strategy and includes these matters in reports to the board of directors of the Brookfield Renewable Partners Limited, which serves as BEP’s general partner (“Managing General Partner”).
In 2025, we issued approximately $10 billion of green financings at both the corporate and project levels. Our Green Financing Framework has received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under S&P’s Shade of Green methodology. All of our project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P Global Ratings Canada, a business unit of S&P Global Canada Corp (“S&P”), the highest on its scale. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
Social
We seek to make a positive difference for our people and the communities in which we operate. We support the development of our employees and strive to create an open and inclusive work environment for our teams to thrive. We continuously strive to achieve excellence in health and safety performance and to be industry leaders in risk management and incident prevention. Our health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.
Across our value chain, we strive to build strong relationships with our community partners. We proactively engage with communities where we operate with the aim of creating shared value, recognizing that transparent and strong relationships with local stakeholders are essential for the successful development and operations of our facilities. We maintain a consistent approach in our businesses and operating facilities when engaging with local communities, in line with our Sustainability and Human Rights Policies. We focus on engaging with and supporting local and Indigenous communities where we operate, working to integrate their interests and safety appropriately into our decision-making, developments, and operations. When considering investing in or building a new facility, we conduct assessments and due diligence to identify local stakeholders. We identify relevant affected communities, including landowners, vulnerable groups, and Indigenous communities. We consult and work proactively with local stakeholders to consider their interests in our decision-making, developments and operations, and develop community engagement plans tailored to their specific needs and context.
We are dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which we operate with dignity and respect. Our human rights policy and associated programs include adhering to all laws and regulations that apply to our operations regarding fair labor and employment conditions and making efforts within our business to enhance our due diligence, key contract terms, policies, procedures and collaboration with respect to human rights and the supply chain. Our commitment to human rights is integrated throughout our decision-making and operations.
Governance
We maintain high ethical standards across our organization, key elements of which include our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our contractors, we have established a Vendor Code of Conduct to better ensure that our contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. We recognize the importance of transparently reporting our sustainability programs and our ESG progress to stakeholders including our investors. As such, we began publishing an annual sustainability report in 2020 detailing how we embed sustainability considerations into our business and also continue to report in alignment with the recommendations of the Taskforce on Climate-related Financial Disclosures.
Oversight of our sustainability matters resides with our Board of Directors and senior leadership team:
•Board of Directors: The board of directors of the Managing General Partner and its committees oversee our sustainability strategy, which is focused on decarbonization, and review our sustainability approach and performance throughout the year. It also reviews global policies related to sustainability and monitors the performance of our regional businesses. The board of directors of the Managing General Partner receives quarterly updates on sustainability performance.
•Executive Management Team: The Chief Executive Officer of the Service Provider has ultimate accountability for implementing strategy for the business, including the delivery of sustainability programs and goals. The Chief Executive Officer of the Service Provider and the executive management team set and provide oversight for delivery of the strategic vision and priorities of our business.
•Regional Business and Portfolio Company Leads: The Chief Executive Officers of our regional businesses and portfolio companies implement local objectives within their business and are accountable for sustainability performance and managing sustainability risks and opportunities through the investment and operational lifecycles.
•Sustainability Steering Committee: Our Sustainability Steering Committee manages the strategic sustainability framework by setting goals for priority topics, sharing best practices, monitoring progress towards our goals, and seeking opportunities for continuous improvement. The committee is chaired by our Chief Sustainability Officer and includes the Chief Executive Officers and Chief Operating Officers of our operating businesses, our Chief Technical Officer, and sustainability and operations experts from across our businesses.
•HSS&E Steering Committee: Our HSS&E Steering Committee manages our strategic HSS&E framework. The committee sets our comprehensive HSS&E policies, upholds our health and safety culture and management system, shares best practices, seeks opportunities to continually improve our safety performance, and monitors performance towards our goal of zero high-risk incidents. The committee is chaired by our Chief Risk Officer and includes the Chief Executive Officers and Chief Operating Officers of our operating businesses, our Chief Technical officer, and HSS&E and operations experts from across our business.

•Investment Review: The Service Provider incorporates sustainability factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material sustainability and other findings from due diligence, prior to investment decisions being made.
A proactive and focused approach continuing to build upon our high sustainability standards creates value in our business. The initiatives we undertake and the investments we make in building our business are guided by value-enhancement as well as our core set of principles around sustainability, as we create a culture and organization that we believe can be successful today and in the future. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, please see “Risk Factors” included in our most recent Annual Report on Form 20-F.

Management’s Discussion and Analysis
For the year ended December 31, 2025
This Management’s Discussion and Analysis for the year ended December 31, 2025 is provided as of February 27, 2026. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd. (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties. The term “private fund managed by BAM” means a private fund managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield Holders, class A.2 BRHC exchangeable non-voting shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and a general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and class A.2 exchangeable shares, and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 9 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 9 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 10 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov), or on SEDAR+ (www.sedarplus.ca).

Organization of Management’s Discussion and Analysis

PART 1 – 2025 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2025	2024
Selected financial information
Revenues	$6,407	$5,876
Net loss attributable to Unitholders(1)	(19)	(464)
Basic and diluted net loss per LP unit(2)	(0.25)	(0.89)
Proportionate Adjusted EBITDA(3)	2,698	2,408
Funds From Operations(3)	1,334	1,217
Funds From Operations per Unit(3)(4)	2.01	1.83
Distribution per LP unit	1.49	1.42

Operational information
Capacity (MW)	47,203	46,211
Total generation (GWh)
Long-term average generation	123,028	94,339
Actual generation	116,010	80,842

Proportionate generation (GWh)
Actual Renewable generation	33,157	30,947
(1)Includes $71 million of losses attributed to Limited Partner equity, $44 million of losses attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $48 million of losses attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $144 million of income attributed to the General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the year ended December 31, 2025 were 287.0 million (2024: 285.5 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, see “Part 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “Part 10 - Cautionary Statements”.
(4)Average Units outstanding for the year ended December 31, 2025 were 665.1 million (2024: 663.6 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2025	December 31, 2024
Liquidity and Capital Resources
Available liquidity	$4,625	$4,320
Debt to capitalization – Corporate	14%	15%
Debt to capitalization – Consolidated	39%	40%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	90%	91%
Fixed rate debt exposure on a proportionate basis(1)	96%	95%
Corporate borrowings
Average debt term to maturity	13 years	12 years
Average interest rate	4.6%	4.5%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	10 years	11 years
Average interest rate	5.9%	5.4%
(1)Total floating rate exposure is 16% (2024: 13%) of which 12% (2024: 8%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations of $1,334 million or $2.01 on a per Unit basis is higher than the prior year driven by:
•Improved results from our hydroelectric portfolio due to stronger hydrology across our Canadian and Colombian fleets
•Our embedded growth from our contracted, inflation-linked cash flows
•Our growth activities, including accretive acquisitions and the delivery of 8 GW of new projects over the past 12 months; and
•Contributions from our scaling capital recycling activities, crystallizing value and generating capital to fund growth
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, and adding back certain non-cash gains excluded from FFO, net loss attributable to Unitholders was $19 million or $0.25 per LP unit, compared to net loss attributable to Unitholders of $464 million or $0.89 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on the consolidated statements of income (loss).
Through our investments, we continue to be the partner of choice to procure clean power:
•In 2025, we advanced commercial priorities, securing favorable long-term contracts for over 9 GW of generation capacity across our operating fleet;
•Westinghouse entered into a landmark agreement with the U.S. Government to support delivering new nuclear reactors utilizing Westinghouse technology in America; and
•Signed a first-of-its-kind Hydro Framework Agreement with Google to deliver up to 3 GW of hydroelectric capacity in the U.S.
Growth and Development
During the year, together with our institutional partners, we have deployed, or committed to deploy $8.8 billion (over $1.9 billion net to Brookfield Renewable) into growth, further diversifying our business and positioning our franchise to capture incremental demand. Our growth initiatives were highlighted by:
•The successful privatization of Neoen, our largest single investment to date; the acquisition of Geronimo Power, a scale U.S. platform; and an increase in our ownership of Isagen, our Colombian hydro business, to ~37%; and
•Delivered ~8 GW of new renewable capacity and are on track to reach a ~10 GW run rate per annum by 2027
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continues to differentiate our business and position us to opportunistically deploy scale capital.
•We finished the year with approximately $4.6 billion of available liquidity. Our diverse and robust funding model and continued commitment to sizing debt on investment grade metrics has positioned us to opportunistically deploy scale capital;
•We successfully completed over $37 billion in financings in 2025, a record for our business, opportunistically extending average maturities and optimizing our portfolio's capital structure; and
•In November, we completed a $650 million bought-deal equity issuance and concurrent private placement, and subsequent to year-end we opportunistically issued C$500 million of 30-year notes at 5.20%, achieving our lowest spread ever for a corporate financing

Together with our institutional partners, we completed or reached agreements in 2025 to sell assets generating ~$4.5 billion (~$1.3 billion net to Brookfield Renewable) delivering ~2.4x our invested capital and returns above the high end of our target range, while generating substantial capital to reinvest into accretive growth, including:
•The majority sale of a North American distributed generation business, an aggregate 50% interest in a portfolio of non-core hydro assets in the U.S. and a portfolio of derisked operating solar and wind assets in the U.S.; and
•We also recently agreed to sell a portfolio of operating wind and solar assets in the U.S., each of which was developed by one of our development platforms. The sale is expected to generate ~$1.3 billion (~$316 million net to Brookfield Renewable) in proceeds. The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2026. The transaction also includes a framework for potential future sales of an additional up to $1.5 billion of qualifying assets to the same buyers establishing a potential recurring source of liquidity to fund our growth and crystallize further value.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Revenues	$6,407	$5,876	$5,038
Other income	1,589	627	671
Direct operating costs	(2,903)	(2,580)	(1,933)
Management service costs	(223)	(204)	(205)
Interest expense	(2,457)	(1,988)	(1,627)
Depreciation	(2,425)	(2,010)	(1,852)
Other	(1,214)	(713)	(212)
Income tax recovery	614	191	48
Net income (loss)	712	(9)	616
	Average FX rates to USD
C$	1.40	1.37	1.35
	€0.89	0.92	0.92
R$	5.59	5.39	4.99
COP	4,052	4,071	4,328
Current Year Variance Analysis (2025 vs 2024)
Revenues totaling $6,407 million represents an increase of $531 million compared to the prior year as the growth of our business, inflation escalation on our contracted generation, and the benefits of strong hydrology from our Canadian and Colombian hydroelectric assets, was partially offset by lower hydrology at our U.S. and Brazilian businesses and the impact of recently completed asset sales. Recently acquired and commissioned facilities that we consolidate contributed 14,164 GWh of generation and $1,073 million of revenues, offset by recently completed asset sales that reduced generation by 4,728 GWh and revenues by $451 million. On a same store, constant currency basis, revenues decreased by $79 million as the benefits from higher resources at our Canadian and Colombia hydroelectric assets as well as inflation escalation on our contracted generation in Canada, Brazil and Colombia, were offset by unfavorable hydrology at our U.S. and Brazilian businesses and lower spot prices on our uncontracted Colombian generation caused by higher system-wide hydrology.
The strengthening of the Colombian peso and Euro relative to the U.S. dollar compared to the prior year was partially offset by the relative weakening of the Brazilian real and Canadian dollar, decreasing revenues by $12 million, and decreasing direct operating costs and interest expense by $5 million.
Direct operating costs totaling $2,903 million represents an increase of $323 million over the same period in the prior year due primarily to additional costs from our recently acquired and commissioned facilities, partially offset by our recently completed asset sales and the above noted weakening of the U.S. dollar.
Other income included $408 million of gains relating to our capital recycling initiatives, including the sale of a majority interest in a U.S. distributed generation business, a 2.2 GW pumped storage facility in Europe and a
315 MW wind facility in Australia. Other income also included $836 million of gains associated with the change in the basis of accounting following the deconsolidation of a renewable operating and development platform in India and the reclassification of our investment in Westinghouse as a financial asset.
Management service costs totaling $223 million represents an increase of $19 million compared to prior year due to the growth of our business.
Interest expense totaling $2,457 million represents an increase of $469 million over the same period in the prior year due primarily to recent acquisitions, including the cost of temporary bridge funding associated with the acquisition of Neoen and Geronimo Power that are attributable to our institutional partners and financing initiatives to fund development activities.

Depreciation expense totaling $2,425 million represents an increase of $415 million over the same period in the prior year due to the growth of our business.
Deferred tax recovery totaling $365 million represents an increase of $334 million over the same period in the prior year due to the simplification of Neoen’s organizational structure that resulted in a deferred income tax recovery of $208 million.
Other of $1,214 million during the period includes stamp duties levied upon reaching prescribed ownership thresholds in certain jurisdictions Neoen operates that were factored into our underwriting and changes in the fair value of property, plant, and equipment that primarily reflect the derecognition of investment tax credits capitalized to development assets at acquisition that have subsequently been monetized upon commercialization, with a corresponding gain recognized in foreign exchange and financial instruments or income tax in the consolidated statement of income (loss).
Net income totaling $712 million represents an increase of $721 million compared to prior year due to the above noted items.
Prior Year Variance Analysis (2024 vs 2023)
Revenues totaling $5,876 million represents an increase of $838 million compared to prior year due to the growth of our business, inflation escalation on contracted generation and higher asset availability. Recently acquired and commissioned facilities contributed 14,376 GWh of generation and $764 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 900 GWh and revenues by $80 million. On a same store, constant currency basis, revenues increased by $142 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia and stronger generation at our wind and solar portfolios were offset by lower resources at our hydroelectric portfolio.
The strengthening of the Colombian peso relative to the U.S. dollar compared to the prior year was offset by the relative weakening of the Brazilian real and Canadian dollar and increased revenues by $12 million offset by a $32 million unfavorable impact on our operating and interest expenses.
Direct operating costs totaled $2,580 million representing an increase of $647 million compared to prior year due primarily to additional costs from our recently acquired and commissioned facilities, higher power purchases in Colombia, which are passed through to our customers, and the above noted foreign exchange fluctuations partly offset by our recently completed asset sales.
Management service costs totaled $204 million representing a decrease of $1 million compared to prior year.
Interest expense totaling $1,988 million represents an increase of $361 million compared to prior year due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Depreciation expense totaling $2,010 million represents an increase of $158 million compared to prior year due to the growth of our business and the strengthening of the Colombian peso relative to the U.S. dollar.
Net loss totaling $9 million represents a decrease of $625 million compared to prior year due to the above noted items and other income relating to non-recurring items that benefited the prior year.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2025	2024
Current assets	$12,298	$8,835
Equity-accounted investments	4,087	2,740
Property, plant and equipment, at fair value	70,456	73,475
Assets held for sale	6,142	2,049
Total assets	98,701	94,809
Corporate borrowings	3,686	3,802
Non-recourse borrowings	31,206	30,588
Deferred income tax liabilities	9,395	8,439
Liabilities directly associated with assets held for sale	4,021	1,036
Total liabilities and equity	98,701	94,809
	FX rates to USD
C$	1.37	1.44
	€0.85	0.97
R$	5.50	6.19
COP	3,757	4,409
Property, plant and equipment & Equity-accounted investments
Property, plant and equipment totaled $70.5 billion as at December 31, 2025 compared to $73.5 billion as at December 31, 2024. The acquisition of Geronimo Power increased property, plant and equipment by $0.5 billion and our continued investment in the development of power generating assets increased property plant and equipment by $7.6 billion. Our annual revaluation, which recognized the benefit of derisked cash flows at our development assets, higher power prices across South America and European markets and the expected growth in demand for renewable power, increased property, plant and equipment by $2.0 billion and the strengthening of most currencies against the U.S. dollar increased property, plant and equipment by $4.0 billion. These increases were more than offset by dispositions and assets classified as held for sale that decreased property, plant and equipment by $14.7 billion and depreciation expense that decreased property, plant and equipment by $2.4 billion.
Equity-accounted investments totaled $4.1 billion as at December 31, 2025, compared to $2.7 billion as at December 31, 2024, representing an increase of $1.3 billion. The increase was primarily driven by the acquisition of Geronimo Power, the recognition of our remaining 53% interest in a U.S. distributed generation development platform and our remaining 25% interest in a 845 MW U.S. wind portfolio as equity-accounted investments following partial dispositions, the change in basis of accounting of a renewable operating and development platform in India to equity-accounted investments and the strengthening of most currencies against the U.S. dollar. These increases were partially offset by the change in basis of accounting of our investment in Westinghouse to a financial asset and the sale of a 50% interest in a 200 MW multi-national distributed generation development business.

Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $6.1 billion and $4.0 billion, respectively, as at December 31, 2025 and comprised of a 633 MW under construction solar asset in India, a 45 MW portfolio of operating hydroelectric assets in the United States, a 833 MW portfolio of operating solar assets in the U.S., a 200 MW portfolio of distributed generation assets in Spain, and a 2.3 GW portfolio of operating renewable energy assets in the U.S.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
From time to time Brookfield Renewable may enter into or terminate voting agreements with Brookfield, whereby Brookfield Renewable gains control or significant influence of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of both the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and the Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by a co-investor.
Brookfield Corporation has provided a $400 million unsecured revolving credit facility maturing in December 2030 and the draws bear interest at the Secured Overnight Financing Rate plus 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2025 (2024: nil). The interest expense on the Brookfield Corporation credit facility and deposit for the year ended December 31, 2025 totaled nil (2024: nil and 2023: nil).

From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield may request repayment upon three business days' written notice. As at December 31, 2025, there were $268 million (2024: nil) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 4.02%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. The interest expense paid on the deposits for year ended December 31, 2025 totaled approximately less than $1 million (2024: nil).
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the year ended December 31, 2025, Brookfield Renewable transferred $19 million (2024: $131 million) of income tax credits to Brookfield and its subsidiaries.
During the fourth quarter of 2025, an associate of Brookfield Renewable signed a tax credit transfer agreement for $111 million with a private fund managed by BAM.
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. During the year ended December 31, 2025, Brookfield Renewable, together with its institutional partners, agreed to $200 million of tax equity financings through a preferred equity structure accounted for in accordance with IFRS 9 with Brookfield Wealth Solutions. As at December 31, 2025, Brookfield Renewable, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: $58 million of non-recourse borrowings (December 31, 2024: $65 million); $7 million of corporate borrowings (December 31, 2024:$7 million); $49 million of tax equity financings classified as financial instrument liabilities (December 31, 2024: $1 million); $11 million of preferred limited partners equity (December 31, 2024: $10 million); and $750 million of borrowings classified as due to related party (December 31, 2024: $348 million).
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arm's length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 6% minority interest in a renewable operating and development platform in India for proceeds of $45 million ($9 million net to Brookfield Renewable) to an associate of the initial public offering’s (“IPO”) founder group to facilitate the IPO of equity shares by the platform. The disposal was treated as an equity transaction under IFRS 10, Consolidated Financial Statements and therefore no gain or loss was recorded as a result of the transaction. Brookfield Renewable, together with its institutional partners, provided financing to the associate for approximately $70 million ($14 million net to Brookfield Renewable) to facilitate the sale. The remainder of the proceeds were used to acquire additional shares from unaffiliated third parties, at an equivalent value, as part of the IPO process. Subsequent to year-end, as a result of the successful launch of the IPO, 3% interest was transferred to a member of the IPO Founder Group for nominal consideration, as part of a pre-existing agreement.
During the fourth quarter of 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion from institutional partners within a private fund consolidated by Brookfield, at a value equivalent to the purchase price agreed to with an unaffiliated third party. Brookfield Renewable increased its ownership in the business to approximately 37.3% and continues to consolidate the business. In connection with closing of the transaction, Brookfield Renewable obtained $400 million in financing from Brookfield Wealth Solutions.

During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable) to a private fund managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets in the U.S. 53% was sold, for proceeds, net of transaction costs, of approximately $1.1 billion ($445 million net to Brookfield Renewable), to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party that acquired the remaining 47%.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW Spanish distributed generation business with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associatefor an additional 16% interest.
During the fourth quarter of 2025, a subsidiary of Brookfield Corporation purchased 6,967,670 LP Units at the LP unit offering price of $29.90 (net of underwriting commissions).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW U.S. renewables portfolio for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.6% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the year ended December 31, 2025.
The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2025	2024	2023
Revenues
Power purchase and revenue agreements	$18	$—	$14
Development services	23	—	—
	$41	$—	$14
Other income
Gain on disposition	$—	$23	$—
Interest and other investment income	19	—	—
Distribution income	—	3	8
	$19	$26	$8

Direct operating costs
Other related party services	$(22)	$(12)	$(5)

Interest expense
Borrowings	$(189)	$(63)	$(35)
Contract balance accretion	(31)	(30)	(26)
	$(220)	$(93)	$(61)
Other
Other related party services	$—	$5	$3
Financial instrument gain	1	3	21
	$1	$8	$24

Management service costs	$(223)	$(204)	$(205)

Current income tax
Investment tax credits	$19	$131	$—

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2025	2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$74	$65
Due from related parties
Amounts due from	Brookfield(1)	511	573
	Equity-accounted investments and other	433	300
		944	873
Assets held for sale	Equity-accounted investments and other	—	125
Financial instrument assets	Brookfield	—	38

Non-current assets
Financial instrument assets	Brookfield	71	—

Other long-term assets
Contract asset	Brookfield	209	250
Due from related parties	Equity-accounted investments and other	12	8
Current liabilities
Contract liability	Brookfield	63	47

Due to related parties
Amounts due to	Brookfield(2)	4,427	4,005
	Equity-accounted investments and other	2,476	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	45	43
		7,071	4,855
Liabilities held for sale	Brookfield	9	31

Non-current liabilities
Financial instrument liabilities	Brookfield	—	13
	Brookfield Wealth Solutions	49	1
Due to related parties
Amounts due to	Brookfield	21	309
	Brookfield Wealth Solutions	627	225
	Equity-accounted investments and other	45	58
		693	592
Corporate borrowings	Brookfield Wealth Solutions	7	7

Non-recourse borrowings	Brookfield Wealth Solutions	58	65
Other long-term liabilities
Contract liability	Brookfield	679	686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$10
(1)Includes receivables of $378 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $397 million (2024: $32 million), $511 million (2024: $87 million), and $2,454 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2025, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $145 million were declared during the year ended December 31, 2025 (2024: $128 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2025, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
During the year, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%. During the year, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.27%.
During the year, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
During the year, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 1 of BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during 2025 or 2024 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $40 million on the perpetual subordinated notes during the year ended December 31, 2025 (2024: $37 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during 2025 or 2024.

Limited partners’ equity, Redeemable/Exchangeable partnership units, and exchangeable shares
On November 10, 2025, Brookfield Renewable completed the issuance of 15,050,200 LP Units on a bought deal basis at a price of $29.90 per LP Unit for gross proceeds of $450 million. Concurrently, a subsidiary of Brookfield Corporation purchased 6,967,670 LP Units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $18 million in related transaction costs inclusive of fees paid to the underwriters that was recorded in equity.
As at December 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,493 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis and the remaining is held by public investors.
During the year ended December 31, 2025, Brookfield Renewable issued 276,638 LP units (2024: 285,010 LP units) under the distribution reinvestment plan at a total value of $7 million (2024: $7 million).
During the year ended December 31, 2025, exchangeable shareholders of BEPC exchanged 36,058 BEPC exchangeable shares (2024: 10,675 BEPC exchangeable shares) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP units and 7,244,255 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2025, there were 1,522,975 LP units (2024: 2,279,654 units) repurchased and cancelled at a total cost of $34 million (2024: $52 million).There were no BEPC exchangeable shares repurchased during the years ended December 31, 2025 or 2024.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision makers or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “PART 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	10,400	10,821	12,155	12,155	$1,063	$932	$659	$575	$378	$300
Brazil	3,557	3,809	3,888	4,043	197	208	138	151	121	130
Colombia	4,594	2,950	4,377	3,646	347	338	226	176	108	81
	18,551	17,580	20,420	19,844	1,607	1,478	1,023	902	607	511
Wind	8,406	8,276	9,536	9,604	596	629	481	631	303	484
Utility-scale solar	4,759	3,712	5,699	4,365	469	416	494	464	345	349
Distributed energy & storage	1,441	1,379	1,282	1,111	261	227	504	229	453	186
Sustainable solutions	—	—	—	—	609	496	198	165	161	143
Corporate	—	—	—	—	—	—	(2)	17	(535)	(456)
Total	33,157	30,947	36,937	34,924	$3,542	$3,246	$2,698	$2,408	$1,334	$1,217
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$1,607	$1,478
Other income	108	44
Direct operating costs	(692)	(620)
Adjusted EBITDA(1)	1,023	902
Interest expense	(393)	(364)
Current income taxes	(23)	(27)
Funds From Operations	$607	$511

Generation (GWh) – LTA	20,420	19,844
Generation (GWh) – actual	18,551	17,580
Average revenue per MWh(2)	71	74
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024	2025	2024	2025	2024
North America
United States	6,441	7,235	$83	$83	$405	$358	$241	$198
Canada	3,959	3,586	70	67	254	217	137	102
	10,400	10,821	78	78	659	575	378	300
Brazil	3,557	3,809	55	55	138	151	121	130
Colombia	4,594	2,950	69	82	226	176	108	81
Total	18,551	17,580	$71	$74	$1,023	$902	$607	$511
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $378 million in 2025 versus $300 million in the prior year driven by stronger hydrology across our Canadian fleet and our inflation-indexed contracts, partially offset by a weaker Canadian dollar. We also advanced our capital rotation strategy through the sale of a stake in a U.S. non-core hydro asset portfolio, crystalizing significant value from our initial acquisition.
Brazil
Funds From Operations at our Brazilian business were $121 million in 2025 versus $130 million in the prior year as the benefit from inflation indexation on our contracted generation was offset by lower hydrology and the strengthening of the Brazilian reais versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $108 million in 2025 versus $81 million in the prior year benefitting from stronger hydrology, inflation indexation on contracted generation, lower cash taxes from recently acquired development assets and our increased ownership in the business, partially offset by lower spot prices on our uncontracted generation caused by higher system-wide hydrology, driving lower average revenue per MWh across the global hydroelectric portfolio.

WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$596	$629
Other income	127	235
Direct operating costs	(242)	(233)
Adjusted EBITDA(1)	481	631
Interest expense	(161)	(130)
Current income taxes	(17)	(17)
Funds From Operations	$303	$484

Generation (GWh) – LTA	9,536	9,604
Generation (GWh) – actual	8,406	8,276
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business were $303 million in 2025 versus $484 million in the prior year as the benefit from newly acquired and commissioned facilities, including our investments in Neoen and an offshore wind portfolio in the U.K. was offset by gains on the sale of development assets that benefited the prior year and the impact from the sale of wind assets in the U.S., Portugal and Spain that reduced results compared to last year.
UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$469	$416
Other income	173	180
Direct operating costs	(148)	(132)
Adjusted EBITDA(1)	494	464
Interest expense	(133)	(114)
Current income taxes	(16)	(1)
Funds From Operations	$345	$349

Generation (GWh) – LTA	5,699	4,365
Generation (GWh) – actual	4,759	3,712
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business were $345 million in 2025 versus $349 million in the prior year as the benefit of newly acquired and commissioned facilities, including our investments in Neoen and Geronimo Power, was offset by the sale of solar assets in Spain that reduced results compared to last year.

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$261	$227
Other income	355	88
Direct operating costs	(112)	(86)
Adjusted EBITDA(1)	504	229
Interest expense	(47)	(38)
Current income taxes	(4)	(5)
Funds From Operations	$453	$186

Generation (GWh) – LTA	1,282	1,111
Generation (GWh) – actual	1,441	1,379
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & storage business were $453 million in 2025 as the business benefited from recently acquired and commissioned facilities, including our investment in Neoen and Geronimo Power and a gain on the majority sale of a North American distributed energy business versus $186 million in the prior year
SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$609	$496
Other income	50	66
Direct operating costs	(461)	(397)
Adjusted EBITDA(1)	198	165
Interest expense	(32)	(22)
Current income taxes	(5)	—
Funds From Operations	$161	$143
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $161 million in 2025 versus $143 million in the prior year as the benefits of growth and contributions from our global nuclear services business were partially offset by tax recoveries that benefited the prior year.

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2025	2024
Other income	$39	$56
Direct operating costs	(41)	(39)
Adjusted EBITDA(1)	(2)	17
Management service costs	(223)	(204)
Interest expense	(203)	(167)
Distributions(2)	(104)	(102)
Current income taxes	(3)	—
Funds From Operations	$(535)	$(456)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.
Funds From Operations was $535 million due to additional corporate level financing initiatives to support growth over the last twelve months and higher management service costs due to the growth of our business.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	10,821	11,603	12,155	12,161	$932	$1,029	$575	$670	$300	$402
Brazil	3,809	3,974	4,043	4,099	208	240	151	172	130	146
Colombia	2,950	3,408	3,646	3,647	338	293	176	175	81	76
	17,580	18,985	19,844	19,907	1,478	1,562	902	1,017	511	624
Wind	8,276	6,367	9,604	7,865	629	511	631	493	484	382
Utility-scale solar	3,712	2,489	4,365	3,123	416	365	464	372	349	261
Distributed energy & storage	1,379	1,241	1,111	956	227	241	229	180	186	133
Sustainable solutions	—	—	—	—	496	147	165	61	143	52
Corporate	—	—	—	—	—	—	17	59	(456)	(357)
Total	30,947	29,082	34,924	31,851	$3,246	$2,826	$2,408	$2,182	$1,217	$1,095
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$1,478	$1,562
Other income	44	33
Direct operating costs	(620)	(578)
Adjusted EBITDA(1)	902	1,017
Interest expense	(364)	(367)
Current income taxes	(27)	(26)
Funds From Operations	$511	$624

Generation (GWh) – LTA	19,844	19,907
Generation (GWh) – actual	17,580	18,985
Average revenue per MWh(2)	74	72
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023	2024	2023	2024	2023
North America
United States	7,235	7,766	$83	$84	$358	$425	$198	$271
Canada	3,586	3,837	67	63	217	245	102	131
	10,821	11,603	78	77	575	670	300	402
Brazil	3,809	3,974	55	60	151	172	130	146
Colombia	2,950	3,408	82	69	176	175	81	76
Total	17,580	18,985	$74	$72	$902	$1,017	$511	$624
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $300 million in 2024 versus $402 million in the prior year as the benefit from recontracting initiatives and inflation indexation on our contracted generation was offset by weaker hydrology, lower average revenue per MWh in the U.S. due primarily to generation mix and the weakening of the Canadian dollar versus the U.S. dollar.
Brazil
Funds From Operations at our Brazilian business were $130 million in 2024 versus $146 million in the prior year. On a constant currency basis, Funds From Operations increased as the benefit of inflation indexation of our contracts was partially offset by less favorable hydrology conditions and commercial initiatives that benefited the prior year.
Colombia
Funds From Operations at our Colombian business were were $81 million in 2024 versus $76 million in the prior year as we benefited from higher average revenue per MWh due to recontracting initiatives, inflation indexation on contracted generation, and higher pricing realized on our uncontracted generation, partially offset by lower resources.

WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$629	$511
Other income	235	146
Direct operating costs	(233)	(164)
Adjusted EBITDA(1)	631	493
Interest expense	(130)	(105)
Current income taxes	(17)	(6)
Funds From Operations	$484	$382

Generation (GWh) – LTA	9,604	7,865
Generation (GWh) – actual	8,276	6,367
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business were $484 million in 2024 versus $382 million in the prior year as we benefited from newly acquired and commissioned facilities, stronger generation on a same store basis and gains related to the partial sale of North American development assets and the sale of a European development portfolio, partially offset by gains on the sale of development assets that benefited the prior year.
UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$416	365
Other income	180	106
Direct operating costs	(132)	(99)
Adjusted EBITDA(1)	464	372
Interest expense	(114)	(110)
Current income taxes	(1)	(1)
Funds From Operations	$349	$261

Generation (GWh) – LTA	4,365	3,123
Generation (GWh) – actual	3,712	2,489
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business were $349 million in 2024 versus $261 million in the prior year, as we benefited from newly acquired and commissioned facilities, stronger generation on a same store basis, gains related to the sale of certain North American development assets and a European development portfolio, partially offset by gains on the sale of development assets that benefited the prior year.

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$227	$241
Other income	88	20
Direct operating costs	(86)	(81)
Adjusted EBITDA(1)	229	180
Interest expense	(38)	(43)
Current income taxes	(5)	(4)
Funds From Operations	$186	$133

Generation (GWh) – LTA	1,111	956
Generation (GWh) – actual	1,379	1,241
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & storage business were $186 million in 2024 versus $133 million in the prior year due to the benefits from recently acquired and commissioned facilities.
SUSTAINABLE SOLUTIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$496	$147
Other income	66	19
Direct operating costs	(397)	(105)
Adjusted EBITDA(1)	165	61
Interest expense	(22)	(6)
Current income taxes	—	(3)
Funds From Operations	$143	$52
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $143 million in 2024 versus $52 million in the prior year due to growth and development including our investment in our global nuclear services business.

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2024	2023
Other income	$56	$88
Direct operating costs	(39)	(29)
Adjusted EBITDA(1)	17	59
Current income taxes	—	—
Management service costs	(204)	(205)
Interest expense	(167)	(114)
Distributions(2)	(102)	(97)
Funds From Operations	$(456)	$(357)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units and Class A Preference Shares and Perpetual Subordinated Notes.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$8	$34	$178	$(92)	$(283)	$484	$878	$(495)	$712
Add back or deduct the following:
Depreciation	399	72	195	878	578	260	43	—	2,425
Deferred income tax (recovery) expense	(32)	(7)	1	(213)	(169)	98	1	(44)	(365)
Foreign exchange and financial instrument (gain) loss	(41)	(19)	29	(497)	(448)	(245)	(244)	31	(1,434)
Other(1)	95	3	42	332	554	490	(577)	42	981
Management service costs	—	—	—	—	—	—	—	223	223
Interest expense	376	58	355	694	528	204	4	238	2,457
Current income tax expense (recovery)	28	7	41	10	67	(405)	—	3	(249)
Amount attributable to equity accounted investments and non-controlling interests(2)	(174)	(10)	(615)	(631)	(333)	(382)	93	—	(2,052)
Adjusted EBITDA attributable to Unitholders	$659	$138	$226	$481	$494	$504	$198	$(2)	$2,698
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$59	$(9)	$200	$149	$(150)	$62	$110	$(430)	$(9)
Add back or deduct the following:
Depreciation	420	71	145	805	414	144	11	—	2,010
Deferred income tax (recovery) expense	(10)	(4)	16	(1)	6	1	4	(43)	(31)
Foreign exchange and financial instrument (gain) loss	(105)	(1)	(16)	(201)	(175)	(199)	(177)	(6)	(880)
Other(1)	(33)	58	(7)	84	384	178	41	94	799
Management service costs	—	—	—	—	—	—	—	204	204
Interest expense	353	54	361	491	355	159	14	201	1,988
Current income tax expense (recovery)	2	8	60	(6)	(85)	(136)	—	(3)	(160)
Amount attributable to equity accounted investments and non-controlling interests(2)	(111)	(26)	(583)	(690)	(285)	20	162	—	(1,513)
Adjusted EBITDA attributable to Unitholders	$575	$151	$176	$631	$464	$229	$165	$17	$2,408
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$207	$28	$188	$307	$209	$(90)	$102	$(335)	$616
Add back or deduct the following:
Depreciation	424	101	127	709	348	56	85	2	1,852
Deferred income tax (recovery) expense	(69)	3	5	20	(43)	(37)	(22)	(33)	(176)
Foreign exchange and financial instrument (gain) loss	(153)	(2)	(7)	(239)	(17)	(5)	(89)	10	(502)
Other(1)	19	12	8	(111)	(171)	111	3	23	(106)
Management service costs	—	—	—	—	—	—	—	205	205
Interest expense	333	48	364	297	282	59	94	150	1,627
Current income tax expense	1	8	76	20	13	—	—	10	128
Amount attributable to equity accounted investments and non-controlling interests(2)	(92)	(26)	(586)	(510)	(249)	86	(112)	27	(1,462)
Adjusted EBITDA attributable to Unitholders	$670	$172	$175	$493	$372	$180	$61	$59	$2,182
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2025	2024	2023
Net income (loss)	$712	$(9)	$616
Add back or deduct the following:
Depreciation	2,425	2,010	1,852
Foreign exchange and financial instruments gain	(1,434)	(880)	(502)
Deferred income tax recovery	(365)	(31)	(176)
Other(1)	981	799	(106)
Amount attributable to equity accounted investments and non-controlling interest(2)	(985)	(672)	(589)
Funds From Operations	$1,334	$1,217	$1,095
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2025	2024	2023
Basic loss per LP unit(1)	$(0.25)	$(0.89)	$(0.32)
Depreciation	1.72	1.55	1.55
Foreign exchange and financial instruments gain	(0.13)	(0.41)	(0.21)
Deferred income tax recovery	(0.29)	(0.09)	(0.19)
Other(2)	0.96	1.67	0.84
Funds From Operations per Unit(3)	$2.01	$1.83	$1.67
(1)During the year ended December 31, 2025, on average there were 287.0 million LP units outstanding (2024: 285.5 million, 2023: 282.4 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(3)Average units outstanding, for the year ended December 31, 2025, were 665.1 million (2024: 663.6 million, 2023: 657.1 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil hydroelectric and Colombia portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 85% and 75%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	2026	2027	2028	2029	2030
Hydroelectric
North America
United States(1)	6,829	6,924	6,440	6,483	6,429
Canada	4,060	4,097	4,097	4,049	4,049
	10,889	11,021	10,537	10,532	10,478
Wind	8,533	7,952	7,728	7,409	7,257
Utility-scale solar	5,270	5,357	5,319	5,280	5,247
Distributed energy & storage	442	440	438	434	431
Sustainable solutions	58	58	56	46	30
Contracted on a proportionate basis	25,192	24,828	24,078	23,701	23,443
Uncontracted on a proportionate basis	2,623	2,987	3,737	4,114	4,372
Long-term average on a proportionate basis	27,815	27,815	27,815	27,815	27,815
Non-controlling interests	73,238	73,238	73,238	73,238	73,238
Total long-term average	101,053	101,053	101,053	101,053	101,053
Contracted generation as a % of total generation on a proportionate basis	91%	89%	87%	85%	84%
Price per MWh – total generation on a proportionate basis	$74	$75	$77	$78	$79
(1)Includes generation of 1,326 GWh for 2026, 627 GWh for 2027 secured under financial contracts.
The table reflects the current average price of contracted generation across our investments. The weighted-average contract price has decreased slightly since the third quarter of 2025 due to the sale of our U.S. distributed generation business in the fourth quarter of 2025.
Weighted-average remaining power contract durations on a proportionate basis are 13 years in North America, 17 years in Europe, 9 years in Brazil, 5 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (33%), distribution companies (24%), commercial and industrial users (32%), and Brookfield (11%).

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is non-recourse.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Corporate credit facility(1)	$—	$240	$—	$240
Commercial paper(1)	194	431	194	431
Debt
Medium-term notes(2)	3,187	3,008	3,187	3,008
Hybrid notes(2)	328	139	328	139
Non-recourse borrowings(3)	—	—	31,555	30,904
	3,515	3,147	35,070	34,051
Deferred income tax liabilities, net(4)	—	—	8,902	8,109
Equity
Non-controlling interest	—	—	24,164	26,168
Preferred equity	563	537	563	537
Perpetual subordinated notes	737	737	737	737
Preferred limited partners’ equity	634	634	634	634
Unitholders’ equity	8,876	8,380	8,876	8,380
Total capitalization	$14,325	$13,435	$78,946	$78,616
Debt-to-total capitalization(1)	25%	23%	44%	43%
Debt-to-total capitalization (market value)(5)	14%	15%	39%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,569 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $168 million (2024: $171 million) of deferred financing fees and $181 million (2024: $145 million) of unamortized premiums and discounts.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2025	2024
Brookfield Renewable's share of cash and cash equivalents	$963	$770
Investments in marketable securities	159	201
Corporate credit facilities
Authorized credit facilities	2,450	2,450
Draws on credit facilities	—	(240)
Authorized letter of credit facility	450	500
Issued letters of credit	(414)	(335)
Available portion of corporate credit facilities	2,486	2,375
Available portion of subsidiary credit facilities on a proportionate basis	1,017	974
Available liquidity	$4,625	$4,320
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2025			2024
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total(1)	Interest rate %(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	N/A	5	$—	5.6	5	$240
Commercial paper	4.3	<1	194	5.0	<1	431
Medium-term notes	4.5	12	3,187	4.4	12	3,008
Hybrid notes	5.4	30	328	5.5	30	139
Proportionate non-recourse borrowings(2)
Hydroelectric	6.6	10	6,478	6.0	11	4,887
Wind	4.8	9	2,772	4.7	10	2,144
Utility-scale solar	5.3	11	2,993	5.2	12	2,431
Distributed energy and storage	5.8	7	425	4.3	7	870
Sustainable solutions	5.7	5	404	6.3	6	399
	5.9	10	13,072	5.4	11	10,731
			$16,781			$14,549
Proportionate unamortized financing fees, net of unamortized premiums			(85)			(114)
			16,696			14,435
Equity-accounted borrowings			(1,507)			(1,438)
Non-controlling interests and other(3)			19,703			21,393
As per IFRS Statements			$34,892			$34,390
(1)Includes proportionate share of cash obligations on tax equity and yields on tax equity.
(2)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2025:

(MILLIONS)	2026	2027	2028	2029	2030	Thereafter	Total
Debt principal repayments(1)
Medium-term notes(2)	$—	$364	$—	$346	$346	$2,131	$3,187
Hybrid note(2)	—	—	—	—	—	328	328
Non-recourse borrowings
Hydroelectric	420	410	179	697	971	1,532	4,209
Wind	82	38	191	361	210	34	916
Utility-scale solar	115	41	182	325	166	124	953
Distributed energy & storage	5	11	93	54	100	80	343
Sustainable solutions	—	—	—	—	332	4	336
	622	500	645	1,437	1,779	1,774	6,757
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	191	189	245	169	228	1,247	2,269
Wind	151	173	168	176	180	1,008	1,856
Utility-scale solar	154	167	179	167	176	1,197	2,040
Distributed energy & storage	8	4	5	10	4	51	82
Sustainable solutions	9	8	20	7	7	17	68
	513	541	617	529	595	3,520	6,315
Total	$1,135	$1,405	$1,262	$2,312	$2,720	$7,753	$16,587
Interest payable(1)(2)(3)
Medium-term notes	$143	$136	$130	$123	$109	$1,076	$1,717
Hybrid note	18	18	18	18	18	440	530
Non-recourse borrowings
Hydroelectric	430	388	335	323	262	1,523	3,261
Wind	134	125	112	93	65	347	876
Utility-scale solar	131	125	116	112	91	737	1,312
Distributed energy & storage	21	20	18	14	10	36	119
Sustainable solutions	24	24	23	21	20	4	116
	740	682	604	563	448	2,647	5,684
Total	$901	$836	$752	$704	$575	$4,163	$7,931
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2030 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses and upfinancings, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.45 billion in committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2025	2024	2023
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,572	$1,562	$1,390
Changes in due to or from related parties	250	44	7
Net change in working capital balances	(675)	(332)	468
Operating activities	1,147	1,274	1,865
Financing activities	6,418	7,649	2,596
Investing activities	(8,647)	(6,800)	(4,356)
Foreign exchange gain (loss) on cash	121	(95)	38
(Decrease) increase in cash and cash equivalents	$(961)	$2,028	$143
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2025, totaled $1,572 million compared to $1,562 million in 2024 and $1,390 million in 2023, reflecting the strong operating performance of our business during the periods.
Financing Activities
Cash flows provided by financing activities totaled $6,418 million for the year ended December 31, 2025. The strength of our balance sheet and access to diverse sources of capital enabled us to fund our growth as discussed below and allowed us to generate net proceeds of $10,491 million for the year ended December 31, 2025, from corporate and non-recourse borrowings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$450 million ($307 million) of medium term notes, C$250 million ($184 million) of hybrid notes, $632 million of equity financing net of transaction fees through a bought deal and concurrent private placement of LP units, and partially offset by the repayment of C$400 million ($291 million) of medium-term notes prior to maturity, execution of open market purchases and the mandatory cash tender offer for convertible bonds of Neoen and the acquisition of an incremental 15% ownership interest in Isagen. Non-recourse financings included several up-financings across our hydro fleet on the back of signing favourable long-term contracts, generating incremental liquidity to fund growth on an investment grade basis.

Cash flows provided by financing activities totaled $7,649 million for the year ended December 31, 2024. The strength of our balance sheet and access to diverse sources of capital enabled us to fund our growth as discussed below and allowed us to generate net proceeds of $9,885 million for the year ended December 31, 2024, from corporate, non-recourse, related party financings, and net capital contributions from participating non-controlling interests, including the issuance of C$800 million ($587 million) aggregate of medium term notes, the issuance of $150 million perpetual green subordinated notes, and the issuance of C$200 million ($139 million) fixed-to-fixed reset rate subordinated hybrid notes.
Distributions, including incentive distributions to the general partners, paid during the year ended December 31, 2025, 2024 and 2023 to Unitholders were $1,140 million, $1,061 million and $990 million, respectively. We increased our distributions to $1.492 per LP unit in 2025 (2024: $1.420 and 2023: $1.350), representing a 5.2% increase per LP unit relative to the prior year, which took effect in the first quarter of 2025. The distributions paid to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries during the year ended December 31, 2025, 2024 and 2023 totaled $2,933 million, $993 million, and $967 million, respectively.
Investing Activities
Cash flows used in investing activities totaled $8,647 million for the year ended December 31, 2025. During the year, we invested $4,855 million into the acquisition of businesses, net of their cash and cash equivalents, including the completion of our Neoen acquisition through the execution of open market purchases and the mandatory cash tender offer for an incremental 47% interest, the acquisition of Geronimo Power and incremental capital injections into our structured investments and equity accounted investments. Our continued investment in the construction and development of wind, solar, distributed generation, and storage development projects globally totaled $6,587 million for the year ended December 31, 2025. Our capital recycling initiatives generated $3,163 million of proceeds from asset sales for the year ended December 31, 2025, including the sale of a 1,004 MW portfolio of wind and solar assets in India, a 2.2 GW pumped storage facility in Europe, a 25% interest in an 845 MW portfolio of wind assets in the U.S., the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia, a 315 MW portfolio of wind projects in Australia, a 760 MW portfolio of wind and solar assets in France, a 100% interest in a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the United States, and the sale of certain financial securities.
Cash flows used in investing activities totaled $6,800 million for the year ended December 31, 2024. During the year, we invested $2,940 million into acquiring businesses net of their cash and cash equivalents, including a 53% controlling interest in Neoen, a 74% controlling stake in a leading wind-focused commercial and industrial renewable business in India and a fully integrated distributed generation focused renewable platform in South Korea. We also invested $1,368 million into our structured investments in sustainable solutions and equity accounted investments including acquiring a 12% interest in a ~3.5 GW portfolio of offshore wind assets located in the U.K., a 49% interest in a tri-party joint venture with a 600 MW wind portfolio, and a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day. Our continued investment including the construction and development of wind, solar, distributed generation, and storage development projects globally including the U.S., Brazil, and India totaled $3,733 million for the year ended December 31, 2024. Our capital recycling initiatives generated $1,275 million of proceeds from asset sales for the year ended December 31, 2024 including a portfolio of 63 MW of solar assets, 682 MW of wind assets, and a 1.6 GW development pipeline in Spain and Portugal, a 50% interest in a 67 MW portfolio of wind facilities in the U.K., a 90 MW portfolio of hydroelectric assets and a 85 MW portfolio of biomass facilities in Brazil, and a 30 MW hydroelectric asset in the U.S.

Cash flows used in investing activities totaled $4,356 million for the year ended December 31, 2023. During the year, we invested $2,160 million into growth including the acquisition of Westinghouse through a strategic partnership, the purchase of an incremental 4% interest in X-Elio, a developer and operator of renewable power assets in the US with 5,900 MW of operating and under construction assets and a 6,100 MW development pipeline, a U.K. renewable developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects, renewable platforms in India with 4,500 MW of operating and development assets, 136 MW and 60 MW portfolios of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including 675 MW of wind, solar and distributed generation development projects in the U.S., 248 MW of wind development projects in Brazil, 281 MW of wind development projects in China, 268 MW of solar development assets in India and 60 MW of solar assets in Colombia totaled $2,809 million for the year ended December 31, 2023, partially offset by proceeds of $648 million generated from the sale of non-core wind and solar assets and securities for the year ended December 31, 2023.
SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	December 31, 2025	December 31, 2024
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	30,400,000	24,400,000
Issuance	—	6,000,000
Balance, end of year	30,400,000	30,400,000
Preferred Units(2)
Balance, beginning of year	31,000,000	38,000,000
Redemption of preferred LP Units	—	(7,000,000)
Balance, end of year	31,000,000	31,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(3)
Balance, beginning of year	179,640,851	179,651,526
Exchanged for BEP LP units	(36,058)	(10,675)
Balance, end of year	179,604,793	179,640,851
LP units
Balance, beginning of year	285,180,371	287,164,340
Issuance	22,017,870	—
Repurchase of LP units for cancellation	(1,522,975)	(2,279,654)
Distribution reinvestment plan	276,638	285,010
Issued in exchange for BEPC exchangeable shares	36,058	10,675
Balance, end of year	305,987,962	285,180,371
Total LP units on a fully-exchanged basis(4)	680,080,694	659,309,161
(1)Class A Preference Shares are broken down by series as follows: 8,372,310 (2024: 6,849,533) Series 1 Class A Preference Shares are outstanding; 1,587,754 (2024: 3,110,531) Series 2 Class A Preference Shares are outstanding; 9,961,399 (2024: 9,961,399) Series 3 Class A Preference Shares are outstanding; 4,114,504 (2024: 4,111,504) Series 5 Class A Preference Shares are outstanding; and 7,000,000 (2024: 7,000,000) Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)Includes 144,885,110 (December 31, 2024: 144,921,168) BEPC exchangeable shares and 34,719,683 (December 31, 2024: 34,719,683) Class A.2 exchangeable shares.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2025	2024	2023	2025	2024	2023
Class A Preference Shares	$30	$28	$27	$25	$28	$27
Perpetual Subordinated Notes	40	37	29	40	37	29
Class A Preferred LP units	34	37	41	32	37	41
Participating non-controlling interests – in operating subsidiaries	2,314	891	1,428	2,836	891	870
GP Interest and incentive distributions	151	134	116	151	134	116
Redeemable/Exchangeable partnership units	293	277	265	292	276	263
BEPC exchangeable shares and class A.2 exchangeable shares	269	256	241	270	256	241
LP units	434	406	383	427	395	370
LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2020	$0.06	5%	$1.160	March 2020
February 2021	$0.06	5%	$1.215	March 2021
February 2022	$0.06	5%	$1.280	March 2022
February 2023	$0.07	5%	$1.350	March 2023
February 2024	$0.07	5%	$1.420	March 2024
January 2025	$0.07	5%	$1.492	March 2025
January 2026	$0.08	5%	$1.568	March 2026

CONTRACTUAL OBLIGATIONS
Please see Note 28 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.

Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2025	2024	2023
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	988	746	511
Net income	715	547	428
(1)Brookfield Renewable's total revenues for the year ended December 31, 2025 were $6,407 million (2024: $5,876 million and 2023: $5,038 million).

(MILLIONS)	December 31, 2025	December 31, 2024
Current assets(1)	$831	$392
Total assets(2)(3)	1,099	507
Current liabilities(4)	8,524	7,259
Total liabilities(4)	8,568	7,698
(1)Amount due from non-guarantor subsidiaries was $815 million (2024: $383 million).
(2)Brookfield Renewable's total assets as at December 31, 2025 and December 31, 2024 were $98,701 million and $94,809 million.
(3)Amount due from non-guarantor subsidiaries was $949 million (2024: $408 million).
(4)Amount due to non-guarantor subsidiaries was $7,908 million (2024: $6,629 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2025, letters of credit issued amounted to $4,399 million (2024: $2,792 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Operational information:
Capacity (MW)	47,203	46,211	32,949
Total generation (GWh)
Long-term average generation	123,028	94,339	75,584
Actual generation	116,010	80,842	69,704
Proportionate generation (GWh)
Actual Renewable generation	33,157	30,947	29,082
Additional financial information:
Net loss attributable to Unitholders	$ (19)	$ (464)	$ (100)
Basic loss per LP unit(1)	(0.25)	(0.89)	(0.32)
Proportionate Adjusted EBITDA(2)	2,698	2,408	2,182
Funds From Operations(2)	1,334	1,217	1,095
Funds From Operations per Unit(2)(3)	2.01	1.83	1.67
Distribution per LP unit	1.49	1.42	1.35
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Property, plant and equipment, at fair value	$ 70,456	$ 73,475	$ 64,005
Equity-accounted investments	4,087	2,740	2,546
Total assets	98,701	94,809	76,128
Total borrowings	34,892	34,390	29,702
Deferred income tax liabilities	9,395	8,439	7,174
Other liabilities	19,440	15,524	9,273
Participating non-controlling interests – in operating subsidiaries	24,164	26,168	18,863
General partnership interest in a holding subsidiary held by Brookfield	52	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,524	2,457	2,684
BEPC exchangeable shares and class A.2 exchangeable shares	2,330	2,269	2,479
Preferred equity	563	537	583
Perpetual subordinated notes	737	737	592
Preferred limited partners’ equity	634	634	760
Limited partners’ equity	3,970	3,604	3,963
Total liabilities and equity	98,701	94,809	76,128
Debt-to-total capitalization (market value)(4)	39%	40%	40%
(1)For the year ended December 31, 2025, average LP units totaled 287.0 million (2024: 285.5 million and 2023: 282.4 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2025 totaled 665.1 million (2024: 663.6 million and 2023: 657.1 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2025				2024
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	31,323	29,779	31,450	30,476	24,779	22,151	24,895	22,514
Total Generation (GWh) – actual	28,798	27,554	30,650	29,008	21,121	18,819	21,467	20,300
Proportionate Renewable Generation (GWh) – LTA	9,590	8,529	9,819	8,999	8,616	8,132	9,522	8,654
Proportionate Actual Renewable Generation (GWh)	7,759	7,186	9,542	8,670	6,868	7,320	8,298	8,461
Revenues	$1,539	$1,596	$1,692	$1,580	$1,432	$1,470	$1,482	$1,492
Net income (loss) attributable to Unitholders	410	(120)	(112)	(197)	(9)	(181)	(154)	(120)
Basic income (loss) per LP unit	0.54	(0.23)	(0.22)	(0.35)	(0.06)	(0.32)	(0.28)	(0.23)
Funds From Operations	346	302	371	315	304	278	339	296
Funds From Operations per Unit	0.51	0.46	0.56	0.48	0.46	0.42	0.51	0.45
Distribution per LP unit	0.37	0.37	0.37	0.37	0.36	0.36	0.36	0.36

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Renewable Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	1,664	1,880	2,910	2,910	$207	$165	$133	$88	$57	$22
Brazil	840	904	983	983	49	48	33	41	29	36
Colombia	1,787	776	1,697	1,009	136	100	90	50	34	28
	4,291	3,560	5,590	4,902	392	313	256	179	120	86
Wind	2,224	2,289	2,591	2,588	169	172	137	265	86	214
Utility-scale solar	942	731	1,159	896	73	58	92	99	52	70
Distributed energy & storage	302	288	250	230	73	50	224	37	206	23
Sustainable solutions	—	—	—	—	178	144	44	47	37	38
Corporate	—	—	—	—	—	—	(9)	(9)	(155)	(127)
Total	7,759	6,868	9,590	8,616	$885	$737	$744	$618	$346	$304
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

For the three months ended December 31, 2025, Funds From Operations were $346 million versus $304 million in the prior year. Funds From Operations increased $42 million primarily due to contributions from recently acquired and commissioned facilities, the benefits of inflation indexation on our contracted generation in Canada, Brazil and Colombia, an increase in ownership in Isagen and a gain on the sale of a North American distributed energy platform.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net (loss) income	$(62)	$31	$59	$(164)	$(91)	$280	$764	$(139)	$678
Add back or deduct the following:
Depreciation	103	18	52	215	158	67	9	—	622
Deferred income tax (recovery) expense	(26)	(6)	10	(53)	(49)	65	1	(15)	(73)
Foreign exchange and financial instrument (gain) loss	(20)	(27)	(35)	(148)	(361)	(144)	(131)	2	(864)
Other(1)	57	2	36	227	362	419	(616)	16	503
Management service costs	—	—	—	—	—	—	—	61	61
Interest expense	106	15	104	168	138	41	1	65	638
Current income tax expense (recovery)	24	1	17	10	17	(261)	(1)	1	(192)
Amount attributable to equity accounted investments and non-controlling interests(2)	(49)	(1)	(153)	(118)	(82)	(243)	17	—	(629)
Adjusted EBITDA attributable to Unitholders	$133	$33	$90	$137	$92	$224	$44	$(9)	$744
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net (loss) income	$(55)	$33	$93	$203	$(134)	$25	$105	$(82)	$188
Add back or deduct the following:
Depreciation	108	16	34	184	87	45	3	—	477
Deferred income tax (recovery) expense	(21)	(1)	7	21	(11)	(32)	5	(17)	(49)
Foreign exchange and financial instrument gain	(26)	(21)	(13)	(86)	(120)	(65)	(114)	(13)	(458)
Other(1)	10	4	(3)	81	330	115	22	8	567
Management service costs	—	—	—	—	—	—	—	47	47
Interest expense	90	15	80	136	97	38	4	49	509
Current income tax (recovery) expense	(1)	2	15	(16)	(50)	(115)	—	(1)	(166)
Amount attributable to equity accounted investments and non-controlling interests(2)	(17)	(7)	(163)	(258)	(100)	26	22	—	(497)
Adjusted EBITDA attributable to Unitholders	$88	$41	$50	$265	$99	$37	$47	$(9)	$618
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2025	2024
Net income	$678	$188
Add back or deduct the following:
Depreciation	622	477
Foreign exchange and financial instruments gain	(864)	(458)
Deferred income tax recovery	(73)	(49)
Other(1)	503	567
Amount attributable to equity accounted investments and non-controlling interest(2)	(520)	(421)
Funds from Operations	$346	$304
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2025	2024
Basic earnings (loss) per LP unit(1)	$0.54	$(0.06)
Depreciation	0.46	0.39
Foreign exchange and financial instruments gain	(0.20)	(0.24)
Deferred income tax recovery	(0.29)	(0.04)
Other(2)	—	0.41
Funds From Operations per Unit(3)	$0.51	$0.46
(1)Average LP units outstanding for the three months ended December 31, 2025 were 295.4 million (2024: 285.1 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest and exchangeable shares.
(3)Average Units for the three months ended December 31, 2025 were 673.5 million (2024: 663.2 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 6 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2025, we have, on a proportionate basis, approximately 91% of 2026 generation (2024: 88% of 2025 generation) contracted under power purchase agreements and financial contracts, excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 85% and 75% of 2026 (2024: 80% and 85%, of 2025, respectively) generation contracted under power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, Chinese yuan and Australian dollar – related to operations, anticipated transactions, and certain foreign currency debt.

'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 46% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 30% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure to currencies in South America and Asia-Pacific – representing 24% of our portfolio – due to the high costs associated with hedging certain currencies. However, these specific exposures are largely mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to interest rate risk on the interest rates of our variable-rate debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

- Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances and on floating rate debts

- Our proportionate floating rate exposure represents 16% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Financial Risk	Description of Risk	Management of Risk
Credit
We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2025, 88% (2024: 83%) of Brookfield Renewable’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt-service coverage ratio. Refer to Note 19 – Capital management of the annual consolidated financial statement for further disclosures.

'- As at December 31, 2025, available liquidity was $4.6 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “Part 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

RISK FACTORS
The following represents the most relevant risk factors relating to Brookfield Renewable's business, and is not all-inclusive. For a description of other possible risks please see the Form 20-F which can be accessed on EDGAR and SEDAR+.
Risks Relating to Our Operations and Our Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities could adversely affect the amount of electricity that we are able to generate.
The revenues generated by our renewable power facilities are correlated to the amount of electricity produced, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including extreme heat, severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydroelectric facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow, as well as our ability to service debt in respect of such facility. In addition, extreme weather conditions could impact our access to the various transmission systems required to deliver power.
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities (including as a result of extreme flooding that may be above the normal design parameters of our hydroelectric facilities) and the power markets in which we operate and could have direct or indirect impacts to our key contractors or suppliers. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in energy markets are volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the energy markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; changes in government policy; political instability; and geopolitical uncertainty.
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. For example, the increased computing power and energy requirements from artificial intelligence has resulted in accelerating demand for power. However, there is no guarantee that current trends in the adoption of artificial intelligence will continue. In addition, while corporate demand and contracting for power, including renewable power, has increased significantly, and is expected to continue to increase, there can be no assurance that such demand will continue to grow or at what rate. Additionally, such demand may exacerbate transmission constraints, interconnection delays, and regulatory intervention, which could limit our ability to progress the development of projects, monetize generation or secure favorable contract terms. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain long-term contracts in our portfolio will be subject to re-contracting in the future, including PPAs, power guarantee agreements or similar long-term agreements between a seller and a buyer of electrical power generation, or other commercial contracts that our business benefits from. For example, with respect to PPAs in our renewable power portfolio, if the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts or other contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices or terms at least equal to what we current;y receive, our business, financial condition, results of operation and prospects could be adversely affected. In addition, what may appear to be an attractive price at the time of re-contracting could, if prices significantly rise over the contract’s term, result in us having committed to sell power or other goods or services in the future at below then-market rates.
There is a risk that our concessions and licenses will not be renewed or that, where concessions are required to build out our development pipeline, they may not be granted or awarded.
We hold concessions and licenses and we have rights to operate our facilities (including, for example, in respect of our hydroelectric projects, rights to the land and water required for power generation), and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions and licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions (including, for example, setting a price ceiling for energy sales), our profitability and operational activity could be adversely impacted. In addition, concessions and licenses may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession or license that we require with respect to any given project or on what timelines or conditions.
The amount of uncontracted generation in our renewable power portfolio may increase and the contract profile for future renewable power projects may change.
In 2025, approximately 90% of our renewable power generation (on a proportionate basis) was contracted under long-term, fixed price contracts with creditworthy counterparties. The average life of our contracts is 13 years on a proportionate basis, reducing the impact of negative short term price fluctuations in the power market. The portion of our renewable power portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time. Additionally, future renewable power projects may be contracted with different types of counterparties (including commercial and industrial users) and using different contract structures compared to our historical projects. Such increased uncontracted generation and changing contract profiles could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to deliver electricity to our various counterparties and buildout our renewable power development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to connect renewable generation projects to transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility-scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. A dam failure in the broader industry, even if unrelated to our operations, could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
Energy marketing risks may have an adverse effect on our business.
Our energy marketing business involves the establishment of positions in the wholesale and retail energy markets. To the extent that we enter into forward purchase contracts or take long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
Our energy marketing strategies also depend on counterparties fulfilling their obligations to us and on the quality of the collateral that they post. Additionally, we are required to post collateral to support certain of our energy marketing strategies, and there are costs associated with posting such collateral. Our positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
Although we employ a number of risk management controls in order to limit exposure to risks arising from trading activities, we cannot guarantee that losses will not occur and such losses may be outside the parameters of our risk controls.

There are general industry risks associated with the power markets in which we operate.
We currently operate in power markets in North America, South America, Europe and Asia-Pacific, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our renewable power operations are also largely concentrated in certain countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asia-Pacific economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our operating subsidiaries and structured investments carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. Additionally, health, safety, security and environmental events may negatively impact our reputation. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
Counterparties to our contracts may not fulfill their obligations.
In the normal course of our business, we enter into a wide range of contracts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, supply agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs to fulfill their contractual obligations or some customers to pay for electricity received.
We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, third-party service providers (including suppliers of the information technology systems on which we rely), and regulatory agencies are also important to our operations. In light of this, our computer systems may face ongoing cybersecurity threats and attacks, which could result in the failure of such systems, and we may be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology system security intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data and/or that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, cyber-

attacks and other means. Such attacks could originate from a wide variety of sources including internal or unknown third parties.
The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
A breach of our cybersecurity measures, or those of third-party service providers, or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, reputational damage, a loss of business opportunities, the unplanned shutdown of our operating facilities, misappropriation or unauthorized release of confidential or personal information, damage to our technology systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. Cybersecurity breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage. Although we are continuing to enhance defenses to such attacks, we can provide no assurance that our efforts or those of third-party service providers will be successful in preventing or ameliorating damage from such an attack on us and, as the manner in which cyber-attacks are undertaken has become more sophisticated, there is a risk that the occurrence of cyber-attack may remain undetected for an extended period.
We are reliant on third-party service providers for certain aspects of our business, including for certain information systems and technology platforms, legal services, technology, administration, tax, accounting and compliance matters. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. In addition to the fact that these third-party service providers could also face ongoing cybersecurity threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us.
Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) sets out data protection rules for individuals that are residents of the E.U. GDPR imposes stringent rules and penalties for non-compliance, as does similar legislation in certain U.S. states and Canadian provinces in which we operate and in Brazil, which could have an adverse effect on our business.

Risks Relating to Financing
Our ability to finance our operations and fund growth initiatives is subject to various risks relating to the state of capital markets.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by interest rate volatility, could increase Brookfield Renewable’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and LATAM Holdco, NA Holdco, Euro Holdco and Investco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BREL (collectively, “Holding Entities”) have corporate debt, certain of our subsidiaries of the Holding Entities (“Operating Entities”) have limited recourse project level debt and certain of our operating subsidiaries have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness on favourable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms (including requirements for Brookfield Renewable to provide credit support such as letters of credit or parent guarantees), our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We are subject to risks impacting our ability to complete all or some of our capital recycling initiatives.
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets or an interest in certain assets, including our operating subsidiaries. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions, changing investor sentiment with respect to our industry or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
Brookfield Renewable and its subsidiaries are subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default. We may also be required to seek additional debt financing on terms that include more restrictive covenants and/or higher interest rates, change of control restrictions, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets, exit investments in assets or portfolio companies, or take other actions that we might otherwise consider appropriate or desirable.
Changes in our group’s credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to Brookfield Renewable or any of its subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our group’s financial position and ability to raise capital and fund the growth of the business.
Risks Relating to Our Growth Strategy
We may be unable to identify sufficient investment opportunities and complete transactions, as planned.
Our strategy for building value for our Unitholders is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead.
Our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. In particular, many jurisdictions in which we seek to invest impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies, regulation and attitudes may change, making it more difficult to complete acquisitions, dispositions and other transactions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. We may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions.
If all or some of our acquisitions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, abandon these transactions altogether (which may result in the payment of significant break-up fees). If we are unable to achieve the expected benefits of transactions, the market value of our Units may decline.
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to the risk of geopolitical uncertainties in certain jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. For example, Brookfield continues to raise funds for the Catalytic Transition Fund, which is expected to provide Brookfield Renewable (through its participation in such fund) exposure to certain emerging markets that Brookfield Renewable has not historically invested in (including, but not limited to, Thailand, Vietnam and the Philippines). We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, sanctions, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, armed conflict, the potential break-up of countries or political-economic unions, and political corruption. For example, changes in U.S. policy have resulted in significant new or increased tariffs, export controls and other trade measures, resulting in strained international trade relations and the implementation of retaliatory tariffs on goods imported from the U.S. by foreign governments. Additionally, the ongoing conflicts in Eastern Europe and the Middle East and the global response to each, including the imposition of economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats.
Although wholesale power and natural gas prices in Europe have moderated from the extreme volatility experienced in 2022 and 2023, energy markets in the region remain subject to structural change, regulatory intervention and geopolitical uncertainty. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world, could result in local, regional and/or global instability that could adversely impact our business, including through the disruption of free movement of goods, services and people, or a destabilization of energy markets. The materialization of one or more of these risks could negatively affect our financial performance.
Our operations in the future may be different from our current business, including through future sustainable solutions investments.
Our operations today primarily include hydroelectric, onshore wind, utility-scale solar and distributed generation power generation in North and South America, Europe and Asia-Pacific. We also have other investments, including cogeneration, storage, nuclear services businesses, biomass power generation in South America and offshore wind generation in Europe. Our development pipeline includes renewable power generation and storage projects as well as CCS, RNG, recycling projects and electrofuels (“eFuels”). We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Provider may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operating subsidiaries and structured investments. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage Brookfield Renewable, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by Brookfield Renewable, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on our business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
Not all of the projects in our development pipeline will achieve commercial operation.
We have a large development pipeline that includes projects at different levels of advancement, from early stage projects which may not yet have the permits, licenses or other government approvals that are required, to later stage projects that we believe have a path to construction readiness, to under-construction projects that are in the process of being built. Our development pipeline also includes projects in which we do not own 100% of the economic and/or voting interests and, accordingly, in certain circumstances, we do not have control over such investments. While the likelihood of a project being built increases when it receives, for example, required permits, licenses or other government approvals, when it signs construction and equipment supply agreements, and when it signs an offtake agreement, there can be no assurance that any one or a specific percentage of the projects in our development pipeline will be built or on what timeline.
With respect to our renewable power assets, our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing, including from tax equity investors and through tax and other government incentives; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a renewable power project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs, which could adversely impact our ability to achieve our development growth plans, deliver energy and generate revenues.
Our ability to develop projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. For example, the construction and development of a renewable power generating facility, whether as a greenfield project or by way of a repowering of an existing project, is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels.

This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
Development projects may also require large areas of land on which the new projects are to be constructed and operated. Rights to use land can be obtained through freehold title, leases and other rights of use. Land title systems vary by jurisdiction and in some cases it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner or to secure the consent of all land owners. A government, court, regulator, Indigenous group, landowner or other stakeholder may make a decision or take action that adversely affects the development of a project or the demand for its services. For example, a regulator may restrict our access to an asset, or may require us to provide third parties with access. The restriction or curtailment of our rights with respect to an asset by a regulator or otherwise may negatively impact the success of our projects.
We may enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners and/or municipalities. In some jurisdictions, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Risks Relating to Our Relationship with Brookfield
Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.
A subsidiary of Brookfield Corporation is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, BEP holds its interest in the Operating Entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield Corporation. As BEP’s only substantial assets are the limited partnership interests and preferred limited partnership interests that it holds in BRELP, except for rights under the Voting Agreement, BEP does not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the BRELP GP LP).
BEP and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of BEP or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to BEP. Failing to effectively manage our current operations or to implement our strategy could have an adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have an adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BEP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, forecasted development MWs per annum, future leverage assumptions, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
CRITICAL ESTIMATES
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i)Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices for renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, contractual volumes, expected long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. This valuation technique approximates the net present value of future cash flows. For certain financial instruments, Brookfield Renewable applies an income approach, utilizing inputs derived from board-approved business plans and applying valuation techniques consistent with IFRS to determine the fair value of its interest in the underlying entity.
For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgments surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using estimated future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
(iii)Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the cash generating unit or units (“CGUs”) or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates forecasted development MWs per annum, and future leverage assumptions for the platforms.
CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:
(i)Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining which assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.
(ii)Common control transactions
Common control business combinations specifically fall outside the scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and to reflect the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii)Property, Plant and Equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2030 to 2035 in North America, 2030 in Colombia, and 2029 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Brookfield Renewable has based its long term energy views for existing assets on a discount to price required to incentivize new build generation, considering the expected technology profile of the relevant region.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv)Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(l) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 – Financial instruments (“IFRS 9”) to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

For commodity derivatives that have unobservable value, Brookfield Renewable applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including forward power prices, contractual prices, contractual volumes and discount rates. Forward power prices are based on broker quotes from independent sources, contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rates are determined by considering the current interest rates, average market cost of capital as well as the price risk and geographical location of the power generating assets as judged by management.
(v)Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impacts of these amendments and have noted no material impact.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of 25% of a 403 MW portfolio of operating hydroelectric assets in the U.S for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). Brookfield Renewable continues to consolidate this business.
Subsequent to year-end, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. To date, 635,247 BEPC exchangeable shares were issued for gross proceeds of approximately $28 million.
Subsequent to year-end, Brookfield Renewable repurchased and cancelled 635,247 LP units on the Toronto Stock Exchange at a total cost of approximately $20 million.

Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Subsequent to year-end, Brookfield Renewable issued C$500 million of Series 20 medium-term notes. The medium-term notes have a fixed interest rate of 5.204% and a maturity date of January 15, 2056. The Series 20 medium-term notes are corporate-level green bonds.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds of approximately £61 million ($82 million) (£16 million ($21 million) net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed a private placement sale of shares in a renewable operating and development platform in India, selling a 7% interest for proceeds of approximately INR7.8 billion ($86 million) (INR1.6 billion ($17 million) net to Brookfield Renewable). In addition, as a result of the successful launch of the IPO, a 3% interest was transferred to a member of the platform’s IPO Founder Group for nominal consideration, as part of a pre-existing arrangement. The IPO process was completed on February 25, 2025 and the platform will be listed on the designated stock exchanges in India on or about March 2, 2026. On February 26, 2026 the platform filed the prospectus which reflects an additional divestment by Brookfield Renewable, together with its institutional partners, of an approximate 10% interest for gross proceeds to be received of approximately INR8.9 billion ($99 million) (INR1.8 billion ($19 million) net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders (iii) class A.2 exchangeable shares, held by Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 48% LP unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 52% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration, and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of hydrology generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2025 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 7 – Segmented information in our audited annual consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine

Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts (“MW”) attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

PART 10 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of applicable U.S. and Canadian securities laws and and in any applicable securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions, our future growth prospects and distribution profile, our access to capital and future dividends, and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation or other commercial contracts that our business benefits from) on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; force majeure events; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labor disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our business activities; ; uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom; increased regulation of and third party opposition to our nuclear services investment’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our nuclear services investment; our inability to finance our operations and fund growth due to the status of the capital markets; our inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our investment opportunities may not be completed as planned and we may not realize the anticipated benefits therefrom; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities (including upon exchange of class A.2 exchangeable shares by Brookfield) will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; foreign currency risk associated with BEP’s distributions; we are not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 7 – Segmented information in the audited annual consolidated financial statements.

MANAGEMENT’S RESPONSIBILITY
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.
Ernst & Young LLP, the Independent Registered Public Accounting Firm appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2025, property, plant and equipment on the consolidated statement of financial position totaled $70,456 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income totaled $2,788 million and a loss in the consolidated statement of income (loss) of $832 million for 2025. As discussed in Notes 1(g), 1(r)(i) and 1(s)(iii) and 13 – Property, Plant and Equipment, at Fair Value to the financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation of determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, terminal value, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating assets. We also involved our valuation specialists in the evaluation of the terminal value and discount rates, which included consideration of benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and to third party data for a selection of assets and corroboration with third party engineering reports. We also tested the computational accuracy of the fair value model.

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of the power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant utility-scale acquisition
Description of the Matter	On May 29, 2025, the Partnership completed the acquisition of a 100% interest in Geronimo Power, a fully integrated developer and operator of renewable power assets in the U.S. for proceeds of $1.4 billion. As described in Notes 1(o) and 3 – Acquisitions to the financial statements, the business combination is accounted for using the acquisition method. Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the power generating assets, commodity derivatives and equity accounted investment acquired. The significant assumptions related to these estimates include but are not limited to future electricity prices, generation volumes, discount rates, terminal value and operating and capital expenditures. These assumptions are forward-looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding and evaluated the design of controls over management’s processes in determining the fair value of power generating assets, commodity derivatives and equity accounted investment acquired. We tested controls over management’s review of the power generating assets and commodity derivative valuation models, including those of which were also used to value the acquired equity accounted investment, and the controls over the review and approval of all significant assumptions.

Our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to available engineering reports, benchmarking capacity factors against publicly available industry generation data, and considering industry benchmarks for losses that impact capacity factors. Further, with the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates and terminal values, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location, contracted or uncontracted assets and type of technology, as well as performing sensitivity analysis on such significant assumptions.

Further, we assessed the estimated capital expenditures by corroborating against recently signed construction contracts and component supply agreements and compared forecasts to actual expenditures. We compared operating expenditures, where applicable, to audited financial statements and signed operations and maintenance contracts. We also tested the computational accuracy of the fair value model and considered the adequacy of disclosures made in Note 3 to the financial statements in respect of these judgements and estimates.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 27, 2026

INTERNAL CONTROL OVER FINANCIAL REPORTING
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective, we continue to implement certain measures to strengthen control processes and procedures.
Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2025, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded its investment in Geronimo Power, a fully integrated developer and operator of renewable power assets in the U.S., acquired in 2025. The total and net assets of the investment constitute approximately 3% and 4%, respectively, of consolidated financial statement amounts as of December 31, 2025, and 0.03% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2025, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2025. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2025.

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable” or the “Partnership") internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Geronimo Power, a fully integrated developer and operator of renewable power assets in the U.S. The aforementioned acquisition is included in the 2025 consolidated financial statements of the Partnership and constituted approximately 3% and 4% of total and net assets, respectively, as of December 31, 2025 and 0.03% of revenues for the year then ended. Our audit of internal control over financial reporting of the Partnership also did not include an evaluation of the internal control over financial reporting of the aforementioned acquisition.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated February 27, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 27, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents	21	$2,093	$3,135
Restricted cash	22	220	286
Trade receivables and other current assets	23	2,542	2,124
Financial instrument assets	6	357	368
Due from related parties	29	944	873
Assets held for sale	5	6,142	2,049
		12,298	8,835
Financial instrument assets	6	4,395	3,054
Equity-accounted investments	20	4,087	2,740
Property, plant and equipment, at fair value	13	70,456	73,475
Goodwill	18	6,019	5,434
Deferred income tax assets	12	493	330
Other long-term assets	24	953	941
Total Assets		$98,701	$94,809
Liabilities
Current liabilities
Accounts payable and accrued liabilities	25	$2,246	$2,104
Financial instrument liabilities	6	670	636
Due to related parties	29	7,071	4,855
Corporate borrowings	14	194	709
Non-recourse borrowings	14	7,384	5,005
Provisions	26, 28	112	220
Liabilities directly associated with assets held for sale	5	4,021	1,036
		21,698	14,565
Financial instrument liabilities	6	1,798	2,790
Corporate borrowings	14	3,492	3,093
Non-recourse borrowings	14	23,822	25,583
Deferred income tax liabilities	12	9,395	8,439
Provisions	26, 28	1,005	1,215
Due to related parties	29	693	592
Other long-term liabilities	27	1,824	2,076
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	24,164	26,168
General partnership interest in a holding subsidiary held by Brookfield	15	52	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	2,524	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	15	2,330	2,269
Preferred equity	15	563	537
Perpetual subordinated notes	15	737	737
Preferred limited partners’ equity	16	634	634
Limited partners’ equity	17	3,970	3,604
Total Equity		$34,974	$36,456
Total Liabilities and Equity		$98,701	$94,809
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	Lou Maroun Director

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2025	2024	2023
Revenues	29	$6,407	$5,876	$5,038
Other income	8	1,589	627	671
Direct operating costs(1)	9	(2,903)	(2,580)	(1,933)
Management service costs	29	(223)	(204)	(205)
Interest expense	7	(2,457)	(1,988)	(1,627)
Share of (loss) earnings from equity-accounted investments	20	(110)	(88)	186
Foreign exchange and financial instruments gain	6	1,434	880	502
Depreciation	13	(2,425)	(2,010)	(1,852)
Other	10	(1,214)	(713)	(212)
Income tax recovery (expense)
Current	12	249	160	(128)
Deferred	12	365	31	176
		614	191	48
Net income (loss)		$712	$(9)	$616
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$627	$353	$619
General partnership interest in a holding subsidiary held by Brookfield	15	144	125	111
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(48)	(174)	(63)
BEPC exchangeable shares and class A.2 exchangeable shares	15	(44)	(160)	(57)
Preferred equity	15	30	28	27
Perpetual subordinated notes	15	40	37	29
Preferred limited partners’ equity	16	34	37	41
Limited partners’ equity	17	(71)	(255)	(91)
		$712	$(9)	$616
Basic and diluted loss per LP unit		$(0.25)	$(0.89)	$(0.32)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2025	2024	2023
Net income (loss)		$712	$(9)	$616
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	13	2,788	6,103	(133)
Actuarial gain (loss) on defined benefit plans		6	7	(12)
Deferred income tax (expense) recoveries on above items	12	(753)	(1,546)	81
Unrealized (loss) gain on investments in equity securities	6	—	(2)	2
Equity-accounted investments	20	197	451	154
Total items that will not be reclassified to net income		2,238	5,013	92
Other comprehensive income that may be reclassified to net income
Foreign currency translation	11	1,492	(1,573)	1,317
(Losses) gains arising during the year on financial instruments designated as cash-flow hedges	6	(100)	(301)	252
(Loss) gain on foreign exchange swaps – net investment hedges	6	(614)	279	(128)
Reclassification adjustments for amounts recognized in net income (loss)	6	110	(105)	(108)
Deferred income tax (expense) recoveries on above items	12	(6)	52	(13)
Equity-accounted investments	20	19	(8)	8
Total items that may be reclassified subsequently to net income (loss)		901	(1,656)	1,328
Other comprehensive income		3,139	3,357	1,420
Comprehensive income		$3,851	$3,348	$2,036
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$2,611	$2,904	$1,983
General partnership interest in a holding subsidiary held by Brookfield	15	151	130	111
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	282	76	(50)
BEPC exchangeable shares and class A.2 exchangeable shares		261	71	(45)
Preferred equity	15	56	(18)	39
Perpetual subordinated notes		40	37	29
Preferred limited partners’ equity	16	34	37	41
Limited partners’ equity	17	416	111	(72)
		$3,851	$3,348	$2,036
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial gains on defined benefit plans	Cash flow hedges	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
Net (loss) income	(71)	—	—	—	—	(71)	34	30	40	(44)	627	144	(48)	712
Other comprehensive income (loss)	—	60	452	3	(28)	487	—	26	—	305	1,984	7	330	3,139
Equity issuance (Note 17, 29)	632	—	—	—	—	632	—	—	—	—	—	—	—	632
Equity repurchased for cancellation (Note 17)	(34)	—	—	—	—	(34)	—	—	—	—	—	—	—	(34)
Capital contributions (Note 15)	—	—	—	—	—	—	—	—	—	—	3,770	—	—	3,770
Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	(3,166)	—	—	(3,166)
Return of capital	—	—	—	—	—	—	—	—	—	—	(923)	—	—	(923)
Disposal (Note 4)	100	—	(100)	—	—	—	—	—	—	—	(1,140)	—	—	(1,140)
Distributions or dividends declared	(434)	—	—	—	—	(434)	(34)	(30)	(40)	(269)	(2,314)	(151)	(293)	(3,565)
Distribution reinvestment plan	7	—	—	—	—	7	—	—	—	—	—	—	—	7
Change in ownership	(221)	(95)	292	—	—	(24)	—	—	—	(14)	(599)	1	(14)	(650)
Other	(486)	(36)	325	—	—	(197)	—	—	—	83	(243)	1	92	(264)
Change in year	(507)	(71)	969	3	(28)	366	—	26	—	61	(2,004)	2	67	(1,482)
Balance, as at December 31, 2025	$(3,281)	$(930)	$8,206	$7	$(32)	$3,970	$634	$563	$737	$2,330	$24,164	$52	$2,524	$34,974
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net (loss) income	(255)	—	—	—	—	—	(255)	37	28	37	(160)	353	125	(174)	(9)
Other comprehensive (loss) income	—	(149)	554	3	(41)	(1)	366	—	(46)	—	231	2,551	5	250	3,357
Equity issuance	—	—	—	—	—	—	—	—	—	145	—	—	—	—	145
Equity repurchased for cancellation	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,479	—	—	2,479
Acquisition	—	—	—	—	—	—	—	—	—	—	—	3,056	—	—	3,056
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(317)	—	—	(317)
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(130)	—	—	—	—	—	—	(130)
Disposal	132	—	(132)	—	—	—	—	—	—	—	—	(38)	—	—	(38)
Distributions or dividends declared	(406)	—	—	—	—	—	(406)	(37)	(28)	(37)	(256)	(891)	(134)	(277)	(2,066)
Distribution reinvestment plan	7	—	—	—	—	—	7	—	—	—	—	—	—	—	7
Ownership changes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	(82)	(9)	72	(1)	1	—	(19)	4	—	—	(25)	112	(1)	(26)	45
Change in year	(656)	(158)	494	2	(40)	(1)	(359)	(126)	(46)	145	(210)	7,305	(5)	(227)	6,477
Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$—	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456

Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net (loss) income	(91)	—	—	—	—	—	(91)	41	27	29	(57)	619	111	(63)	616
Other comprehensive income (loss)	—	147	(143)	(3)	18	—	19	—	12	—	12	1,364	—	13	1,420
Equity issuance	390	—	—	—	—	—	390	—	—	—	240	—	—	—	630
Equity repurchased for cancellation	(43)	—	—	—	—	—	(43)	—	—	—	—	—	—	—	(43)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,993	—	—	2,993
Acquisition	—	—	—	—	—	—	—	—	—	—	—	414	—	—	414
Return of Capital	—	—	—	—	—	—	—	—	—	—	—	(140)	—	—	(140)
Disposal	12	—	(12)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(383)	—	—	—	—	—	(383)	(41)	(27)	(29)	(241)	(1,428)	(116)	(265)	(2,530)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	—	—	8
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	—	—	—	—	21
Other	(226)	(19)	188	1	2	—	(54)	—	—	—	(36)	735	1	107	753
Change in year	(220)	144	(74)	(2)	19	—	(133)	—	12	—	(82)	4,108	(4)	(208)	3,693
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2025	2024	2023
Operating activities
Net income (loss)		$712	$(9)	$616
Adjustments for the following non-cash items:
Depreciation	13	2,425	2,010	1,852
Unrealized foreign exchange and financial instrument gain	6	(1,367)	(977)	(492)
Share of loss (earnings) from equity-accounted investments	20	110	88	(186)
Deferred income tax	12	(365)	(31)	(176)
Other non-cash items		(102)	391	(282)
Dividends received from equity-accounted investments	20	159	90	58
		1,572	1,562	1,390
Changes in due to or from related parties		250	44	7
Net change in working capital balances	30	(675)	(332)	468
		1,147	1,274	1,865
Financing activities
Proceeds from medium-term notes	14	307	586	293
Repayment of medium-term notes	14	(291)	—	—
Proceeds from hybrid note	14	184	139	—
Corporate credit facilities, net	14,30	(240)	240	—
Commercial paper, net	14	(236)	248	(65)
Proceeds from non-recourse borrowings	14	15,954	10,667	8,316
Repayment of non-recourse borrowings	14	(10,048)	(8,681)	(6,037)
Capital contributions from participating non-controlling interests – in operating subsidiaries	15	3,125	2,343	2,593
Capital repaid to participating non-controlling interests – in operating subsidiaries	15	(1,397)	(317)	(248)
Issuance of equity instruments, net of related costs	15,16,17	632	145	630
Redemption and repurchase of equity instruments	15,16,17	(34)	(182)	(43)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	15,16,30	(2,933)	(993)	(967)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	15,17,30	(1,140)	(1,061)	(990)
Inflows from related party		6,723	5,955	670
Outflows to related party		(4,188)	(1,440)	(1,556)
		6,418	7,649	2,596
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	3	(4,435)	(2,940)	(791)
Investment in equity-accounted investments	20	(175)	(389)	(725)
Investment in property, plant and equipment	13	(6,587)	(3,733)	(2,809)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	4	2,817	1,092	217
Purchase of financial assets	6	(245)	(979)	(644)
Proceeds from financial assets	6	346	183	431
Restricted cash and other		(368)	(34)	(35)
		(8,647)	(6,800)	(4,356)
Cash and cash equivalents
(Decrease) increase		(1,082)	2,123	105
Foreign exchange gain (loss) on cash		121	(95)	38
Net change in cash classified within assets held for sale		(81)	(34)	—
Balance, beginning of year		3,135	1,141	998
Balance, end of year		$2,093	$3,135	$1,141
Supplemental cash flow information:
Interest paid		$2,409	$1,917	$1,353
Interest received		111	109	112
Income taxes paid		176	112	194
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia-Pacific (“APAC”).
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties. The term “private fund managed by BAM” means a private fund managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Wealth Solutions, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares, and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2025, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 27, 2026.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, A$, CNY and KRW are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Australian dollars, Chinese yuan and South Korean won, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.
Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of BRELP. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may, at its request, require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP units on a one-for-one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or significant influence of the entities that own certain renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of both its Colombian operations and Neoen. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control or significant influence. Accordingly, Brookfield Renewable consolidates the accounts of entities where the voting agreements grant control or significant influence. Refer to Note 29 – Related party transactions for further information.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed.

Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.
Equity-accounted investments
Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.
Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.
(d) Foreign currency translation
All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets and liabilities measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.
(e) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit and construction agreements.

(g) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16 – Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
Brookfield Renewable generally determines the fair value of its property, plant and equipment by using 20-year discounted cash flow model for hydroelectric assets and the estimated remaining useful life for other technologies. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, terminal values and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, Brookfield Renewable initially measures the assets at fair value on the acquisition date, consistent with the policy described in Note 1(o) – Business combinations, with no revaluation at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. When the carrying amount of an asset decreases, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.
Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 100 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 35 years
Solar generating units	Up to 35 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Battery energy storage systems	Up to 30 years
Other assets	Up to 60 years
Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.
Depreciation is calculated based on the fair value of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2025 is 30 years (2024: 30 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains on disposal of an item of property, plant and equipment of operating assets are recognized in Other income and related transactions costs are recorded in Other in the consolidated statements of income (loss). The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.
(h) Leases
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:
•the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:
◦Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or
◦Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:
•Fixed payments, including in-substance fixed payments;

•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and
•The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income (loss) if the carrying amount of the right-of-use asset has been reduced to nil.
Brookfield Renewable presents right-of-use assets in property, plant and equipment and lease liabilities in other long-term liabilities in the consolidated statements of financial position.
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(i) Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units (“CGU”) to which it relates. Brookfield Renewable identifies CGU as identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(j) Asset impairment
At each statement of financial position date, Brookfield Renewable assesses whether for non-financial assets there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or CGU is less than its carrying value.
For non-financial assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or CGU, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(k) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(l) Financial instruments
Initial recognition
Under IFRS 9 – Financial Instruments (“IFRS 9”), regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.
At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in income.
Classification and measurement
Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:
Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in other income when the asset is derecognized or impaired.
FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income (“FVOCI”). For equity instruments designated at FVOCI, there is no recycling of gains or losses through income. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. Gains or losses on these types of assets are recognized in income.
Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI. For trade receivables and contract assets, Brookfield Renewable applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:
•Indications that a debtor or group of debtors is experiencing significant financial difficulty;
•A default or delinquency in interest or principal payments;
•Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;
•Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.
ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.

Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, due to related party balances, and tax equity. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:
FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria, and tax equity are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in income.
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of utility-scale solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Investment tax credits (ITCs)	Allocation of ITCs to the tax equity investor are derived as a percentage of a project’s total cost. The ITCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost are presented in the consolidated statements of income (loss). Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.
Brookfield Renewable designates its derivatives as hedges of:
•Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);
•Foreign exchange risk associated with net investment in foreign operations (net investment hedges);
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with floating rate debts (cash flow hedges).
At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:
•There is an ‘economic relationship’ between the hedged item and the hedging instrument;

•The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and
•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 6 – Risk management and financial instruments.
When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to income.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in income at the time of the hedge relationship rebalancing.
(i) Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in income, within foreign exchange and financial instruments gain (loss).
Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects income.
(ii) Net investment hedges that qualify for hedge accounting
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in income within foreign exchange and financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to income when the foreign operation is partially disposed of or sold.
(iii) Hedge ineffectiveness
Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Sources of hedge effectiveness are determined at the inception of the hedge relationship and measured through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.
(m) Revenue and expense recognition
The majority of revenue is derived from the sale of power, and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
Details of the revenue recognized per geographical region and technology are included in Note 7 – Segmented information.

Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 – Revenue from contracts with customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2025, revenues recognized at a point in time corresponding to the sale of renewable credits were $263 million (2024: $323 million and 2023: $250 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss) when they are realized. Financial transactions included in revenues for the year ended December 31, 2025 decreased revenues by $128 million (2024: increased revenues by $94 million and 2023: increased revenues by $119 million).
Contract Balances
Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.
Trade receivables – A receivable represents Brookfield Renewable’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).
Contract liabilities – A contract liability is the obligation to transfer goods or services to a customer for which Brookfield Renewable has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before Brookfield Renewable transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Brookfield Renewable performs under the contract.
(n) Income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Included within current income tax recovery (expense) is the realized value of transferable ITCs and PTCs, where the necessary conditions per the Inflation Reduction Act (“IRA”) have been satisfied for receipt of the credits. ITCs and PTCs retained for own use and meeting the conditions for recognition are recognized as deferred tax assets.
Deferred tax is recognized on taxable temporary differences between the tax basis and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37 - Provisions, contingent liabilities and contingent assets or IFRIC 21 - Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. On an acquisition-by-acquisition basis, Brookfield Renewable elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.
To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income (loss), whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

(p) Assets held for sale
Assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Renewable will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position and are classified as current.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.
(q) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest expense related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
(ii) Pension and employee future benefits
Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).
Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to income in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.
(iii) Decommissioning, restoration and environmental liabilities
Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.
(iv) Provisions
A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.
(v) Interest income
Interest income is earned with the passage of time and is recorded on an accrual basis.
(vi) Government grants
Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case-by-case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.
(r) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates, discount rates and terminal value, as described in Note 13 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, contractual volumes, expected long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. This valuation technique approximates the net present value of future cash flows. For certain financial instruments,

Brookfield Renewable applies an income approach, utilizing inputs derived from board-approved business plans and applying valuation techniques consistent with IFRS to determine the fair value of its interest in the underlying entity.
For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate. See Note 6 – Risk management and financial instruments for more details.
(iii) Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse based on future taxable income.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of Brookfield Renewable’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the CGUs or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates forecasted development MWs per annum, and future leverage assumptions for the platforms.
(s) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:
(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions by considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions. Brookfield Renewable’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of income (loss), consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity and consolidated statements of cash flows reflect the results of the combined entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2030 to 2035 in North America, 2030 in Colombia, and 2029 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Brookfield Renewable has based its long term energy views for existing assets on a discount to price required to incentivize new build generation, considering the expected technology profile of the relevant region.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv) Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(l) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
For commodity derivatives that have unobservable value, Brookfield Renewable applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including forward power prices, contractual prices, contractual volumes and discount rates. Forward power prices are based on broker quotes from independent sources, contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rates are determined by considering the current interest rates, average market cost of capital as well as the price risk and geographical location of the power generating assets as judged by management.
(v) Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(t) Future changes in accounting policies
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impacts of these amendments and have noted no material impact.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.

2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2025:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	Delaware	100
Neoen S.A.S.(1)	France	100
Geronimo Power Holdings, LLC(1)	Delaware	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield and co-investors.
3. ACQUISITIONS
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Geronimo Power
On May 29, 2025, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the U.S. for $1.4 billion ($299 million net to Brookfield Renewable). The total transaction costs related to the acquisition are $10 million and have been classified under Other in the consolidated statements of income (loss).
The preliminary purchase price allocations, at fair value, as at December 31, 2025, with respect to the acquisitions are as follows:

(MILLIONS)	Geronimo Power
Cash and cash equivalents	$84
Trade receivables and other current assets	5
Property, plant and equipment, at fair value	527
Financial instrument assets(1)	112
Equity-accounted investments	919
Due from related parties	507
Other long-term assets	136
Accounts payable and accrued liabilities	(220)
Financial instrument liabilities(1)	(36)
Non-recourse borrowings(1)	(676)
Provisions	(19)
Other long-term liabilities	(1)
Fair value of net assets acquired	1,338
Goodwill	71
Purchase price	$1,409
(1)Includes both current and non-current balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Colombian Solar Partnership
On August 6, 2025, Isagen invested COP544 billion ($135 million) (COP125 billion ($30 million) net to Brookfield Renewable) into a utility-scale solar asset through a strategic partnership formed with a renewable energy operator and developer in South America. Brookfield Renewable, together with its institutional partners holds an interest of approximately 50% in the project (19% net to Brookfield Renewable).
Completed in 2024
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Neoen
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 53% controlling stake in Neoen, a leading global renewables developer headquartered in France for proceeds of €3.2 billion ($3.4 billion) (expected €258 million ($269 million) net to Brookfield Renewable) (the “Initial Investment”). Neoen has 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline. Following the closing of the Initial Investment, the consortium was required to conduct a mandatory cash tender offer (“MTO”) for the remaining shares and convertible bonds of Neoen at the same price per share paid for its 53% controlling interest.
In January 2025, Brookfield Renewable, together with its institutional partners acquired an incremental 21,214,001 shares and 1,103,895 convertible bonds of Neoen on the open market during the pre-offer period, for €901 million ($926 million) (expected €72 million ($74 million) net to Brookfield Renewable). After giving effect to the pre-offer period purchases, Brookfield Renewable, together with its institutional partners held an approximate 67% interest.
In March 2025, Brookfield Renewable, together with its institutional partners closed the MTO, pursuant to which a total of 46,084,401 shares and 2,578,731 convertible bonds of Neoen were acquired for €2.3 billion ($2.4 billion) (expected €182 million ($194 million) net to Brookfield Renewable). After giving effect to the MTO, Brookfield Renewable, together with its institutional partners held an approximate 98% interest as at March 31, 2025.
In April 2025, Brookfield Renewable, together with its institutional partners, completed a squeeze-out procedure to acquire the Neoen shares not tendered in the offer resulting in the delisting of Neoen on the Euronext Paris. After giving effect to the squeeze-out procedure, Brookfield Renewable, together with its institutional partners hold a 100% interest in the business.
Total transaction costs pertaining to the acquisition, including stamp duties from achieving prescribed ownership thresholds in certain jurisdictions Neoen operates, have totaled $135 million of which $125 million were incurred during 2025. These costs have been recognized in Other in the consolidated statements of income (loss).
During the fourth quarter of 2025, the purchase price allocation was finalized. The effect of the purchase price allocation finalization and final purchase price allocation, at fair value as at December 31, 2024 is as follows:

(MILLIONS)	Neoen preliminary purchase price allocation	Purchase price allocation adjustments	Neoen finalized purchase price allocation
Cash and cash equivalents	$544	$31	$575
Trade receivables and other current assets	341	(28)	313
Assets held for sale	861	7	868
Property, plant and equipment, at fair value	7,185	(186)	6,999
Deferred income tax assets	60	(13)	47
Financial instrument assets(1)	345	14	359
Equity-accounted investments	8	13	21
Other non-current assets	68	27	95
Accounts payable and accrued liabilities	(367)	2	(365)
Current portion of non-recourse borrowings	(955)	(33)	(988)
Liabilities directly associated with assets held for sale	(340)	(29)	(369)
Financial instrument liabilities(1)	(101)	(115)	(216)
Non-recourse borrowings	(3,656)	(37)	(3,693)
Deferred income tax liabilities	(423)	95	(328)
Provisions(1)	(156)	(28)	(184)
Other long-term liabilities	(499)	1	(498)
Fair value of net assets acquired	$2,915	$(279)	$2,636
Non-controlling interests	(3,005)	(54)	(3,059)
Goodwill	3,531	266	3,797
Purchase price	$3,441	$(67)	$3,374
(1)Includes both current and non-current balances
Indian Wind Portfolio
On July 5, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 74% (15% net to Brookfield Renewable) interest in a leading wind-focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline. The transaction structure consists of an upfront payment of $87 million ($17 million net to Brookfield Renewable) and non-cash consideration of $45 million with the opportunity for follow on investment. Transaction costs related to the acquisition totaled $2 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, revenue would have been $59 million for the year ended December 31, 2024.
South Korean Distributed Generation Portfolio
On July 22, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated distributed generation focused renewable platform in South Korea, with 103 MW of operating and under construction assets and 2.2 GW development pipeline for KRW23 billion ($17 million) upfront and deferred consideration of KRW2 billion ($2 million) (expected KRW5 billion ($4 million) net to Brookfield Renewable). The total transaction costs related to the acquisition were $4 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the South Korea Distributed Generation Portfolio would have been $17 million for the year ended December 31, 2024.

The final purchase price allocations, at fair value, as at December 31, 2024, with respect to the business combinations are as follows:

(MILLIONS)	India Wind Portfolio(1)	South Korea Distributed Generation Portfolio(1)	Total
Cash and cash equivalents	$3	$6	$9
Restricted cash	—	—	—
Trade receivables and other current assets	18	7	25
Assets held for sale	—	—	—
Property, plant and equipment, at fair value	154	100	254
Deferred income tax assets	—	—	—
Financial instrument assets(2)	—	—	—
Equity-accounted investments	—	—	—
Other non-current assets	1	—	1
Accounts payable and accrued liabilities	(3)	(10)	(13)
Current portion of non-recourse borrowings	(13)	(1)	(14)
Liabilities directly associated with assets held for sale	—	—	—
Financial instrument liabilities(2)	—	—	—
Non-recourse borrowings	(28)	(83)	(111)
Deferred income tax liabilities	(13)	(1)	(14)
Provisions(2)	—	—	—
Other long-term liabilities	(1)	—	(1)
Fair value of net assets acquired	118	18	136
Non-controlling interests	(7)	(3)	(10)
Goodwill	21	4	25
Purchase price	$132	$19	$151
(1)During the year ended December 31, 2025 the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2024 as disclosed in the 2024 annual report.
(2)Includes both current and non-current balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
U.K. Wind Portfolio
In December 2024, Brookfield Renewable, together with its institutional partners, partnered with a global leader in offshore wind, to acquire a 12% interest in a portfolio of approximately 3.5 GW of operating capacity located in the U.K. for £1.7 billion ($2.2 billion) (£444 million ($565 million) net to Brookfield Renewable). Brookfield Renewable recognized an equity accounted investment for its equity contribution of £110 million ($138 million) representing an approximate 3% interest.

China Wind Portfolio
In November 2024, Brookfield Renewable, together with its institutional partners, invested $53 million ($11 million net to Brookfield Renewable) to acquire a 49% interest in a joint venture with a 600 MW wind portfolio.
U.K. Distributed Generation Portfolio
In November 2024, Brookfield Renewable, together with its institutional partners, alongside a third party, acquired 100% of a leading U.K. based distributed generation developer with 200 MW operating assets and a 450 MW development pipeline for £126 million ($160 million) (£25 million ($32 million) net to Brookfield Renewable).

Brookfield Renewable, together with its institutional partners, holds a 67% economic interest (13% net to Brookfield Renewable).
U.S. eFuels Portfolio
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day for consideration of $45 million ($9 million net to Brookfield Renewable).

Completed in 2023
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Brazilian Wind Portfolio
On March 3, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a 136 MW portfolio of operating wind assets in Brazil. The total purchase price of this acquisition was $95 million (approximately $24 million net to Brookfield Renewable), comprising of closing consideration, including working capital and closing adjustments of $90 million (approximately $23 million net to Brookfield Renewable) and $5 million of deferred consideration (approximately $1 million net to the Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest. The total transaction costs related to the acquisition were less than $1 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $24 million for the year ended December 31, 2023.
Brazilian Distributed Generation
On May 4, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 90% interest in a distributed generation platform with approximately 730 MW of development pipeline in Brazil. The purchase price of this acquisition was $4 million (approximately $1 million net to Brookfield Renewable) with fair value of assets acquired of $5 million and liabilities assumed of $1 million. Brookfield Renewable holds an approximately 20% economic interest.
U.S. Renewables Portfolio
On October 25, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for $1,083 million (approximately $308 million net to Brookfield Renewable) comprised of $565 million (approximately $161 million net to Brookfield Renewable) plus $518 million of deferred consideration (approximately $147 million net to Brookfield Renewable). Total fair value of net assets acquired, net of non-controlling interest was $1,453 million. The total transaction costs related to the acquisition were $6 million (approximately $2 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Renewable Portfolio would have been $401 million for the year ended December 31, 2023.

U.K. Wind Portfolio
On December 14, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects for a total purchase price of £489 million ($625 million) (£232 million ($296 million) net to Brookfield Renewable) comprising of closing consideration of £477 million ($610 million) (£226 million ($289 million) net to Brookfield Renewable) and £12 million ($15 million) (£6 million ($7 million) net to Brookfield Renewable) of contingent consideration. The total transaction costs related to the acquisition were $7 million (approximately $3 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.K. Wind Portfolio would have been $100 million for the year ended December 31, 2023.
During the third quarter of 2024, the purchase price allocation was adjusted and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation adjustment resulted in an increase of $95 million to Goodwill and a corresponding decrease of $127 million to Property, plant and equipment, and $32 million to Deferred income tax liabilities.
Indian Renewable Portfolio
On April 22, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 7% equity interest (1% net to Brookfield Renewable) in a leading commercial and industrial renewable development platform in India with 4,500 MW of operating and development pipeline for INR2.5 billion ($30 million) (approximately INR500 million ($6 million) net to Brookfield Renewable). The investment was recognized as an equity accounted investment. During the second and third quarters of 2023, Brookfield Renewable, together with institutional partners, subscribed for incremental shares for an aggregate INR1.7 billion ($21 million) (approximately INR 340 million ($4 million) net to Brookfield Renewable).
On October 26, 2023, Brookfield Renewable together with its institutional partners, subscribed for additional shares for INR9.8 billion ($118 million) (approximately INR2 billion ($24 million) net to Brookfield Renewable). This subscription increased the total interest to approximately 37.54% (approximately 7% net to Brookfield Renewable) for aggregate consideration of approximately $168 million (approximately $34 million net to Brookfield Renewable) and results in control of the board of directors. Through the transaction Brookfield Renewable acquired the business at a total fair value of $447 million on a 100% basis. As such, Brookfield Renewable derecognized the existing equity accounted investment and recognized the transaction as a business combination. The total transaction costs related to the acquisition were $2 million (less than $1 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue would have been approximately $108 million for the year ended December 31, 2023.
During the third quarter of 2024, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation finalization resulted in an increase of $23 million to Goodwill and a corresponding decrease of $28 million to Property, plant and equipment, $3 million to Equity accounted investments, $3 million to Other non-current assets, and $11 million to Deferred income tax liabilities.
Brazilian Wind Portfolio
On November 6, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a 60 MW portfolio of operating wind assets in Brazil for total consideration of R$113 million ($23 million) (R$28 million ($6 million) net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest. The total transaction costs related to the acquisition were less than $1 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $9 million for the year ended December 31, 2023.

The final purchase price allocations, at fair value, as at December 31, 2023, with respect to the business combinations are as follows:

(MILLIONS)	Brazil Wind Portfolio	U.S. Renewable Portfolio(1)	India Renewable Portfolio(2)	Brazil Wind Portfolio	U.K. Wind Portfolio(3)	Total
Cash and cash equivalents	$10	$88	$27	$1	$60	$186
Restricted cash	—	111	32	—	1	144
Trade receivables and other current assets	9	127	69	4	26	235
Property, plant and equipment	130	4,005	823	40	868	5,866
Deferred tax assets	—	—	22	—	—	22
Financial instruments assets(4)	—	38	—	—	8	46
Other non-current assets	—	54	5	—	—	59
Accounts payable and accrued liabilities	19	54	36	5	—	114
Current portion of non-recourse borrowings	(22)	(88)	(62)	(2)	(13)	(187)
Liabilities directly associated with assets held for sale(4)	(4)	(187)	(35)	(2)	(61)	(289)
Financial instruments liabilities(5)	—	(1,036)	—	—	(65)	(1,101)
Non-recourse borrowings	(45)	(902)	(581)	(17)	(236)	(1,781)
Deferred income tax liabilities	—	(37)	(37)	—	(119)	(193)
Provisions	(2)	(247)	—	—	(6)	(255)
Other long-term liabilities	—	(130)	(19)	(6)	(58)	(213)
Fair value of net assets acquired	95	1,850	280	23	405	2,653
Non-controlling interests	—	(315)	(37)	—	(34)	(386)
Goodwill	—	—	204	—	254	458
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$95	$1,535	$447	$23	$625	$2,725
(1)During the year ended December 31, 2024, Brookfield Renewable recorded a purchase price allocation adjustment of $118 million primarily to Property, plant and equipment, equity accounted investments, deferred income tax liabilities, provisions and non-controlling interests, non-recourse borrowings, financial instruments liabilities.
(2)During the year ended December 31, 2024, Brookfield Renewable recorded a purchase price allocation adjustment of $34 million primarily to Property, plant and equipment, Equity accounted investments, Other non-current assets, Deferred income tax liabilities and Goodwill.
(3)During the year ended December 31, 2024, Brookfield Renewable recorded a purchase price allocation adjustment of $127 million primarily to Property, plant and equipment, Deferred income tax liabilities and Goodwill.
(4)Includes both current and non-current balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.

Indian Sustainable Agricultural Solutions
On February 16, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 4% equity interest in a sustainable agricultural solutions company in India for INR7 billion ($86 million) (approximately INR1.4 billion ($17 million) net to Brookfield Renewable).
X-Elio
On October 10, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of the remaining 50% interest in X-Elio for total consideration of $893 million ($76 million net to Brookfield Renewable for approximately 4.2% interest). Brookfield Renewable holds a 17% economic interest in the investment and continues to account for the investment as an equity accounted investment.

Westinghouse
On November 7, 2023, Brookfield Renewable, together with institutional partners, through a strategic partnership with Cameco Corporation, acquired 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners L.P. and its institutional partners, for $4.37 billion ($442 million net to Brookfield Renewable). Brookfield Renewable, together with institutional partners, own an aggregate 51% interest (10.11% net to Brookfield Renewable) with Cameco owning 49%.
During the fourth quarter of 2024, Brookfield Renewable increased its ownership in the business from approximately 10.1% to approximately 10.8% for $38 million.
4. DISPOSAL OF ASSETS
China Distributed Generation Joint Venture
On January 15, 2025, Brookfield Renewable, together with its institutional partners, completed an in-kind distribution of approximately 1,020 MW of distributed generation assets from its joint venture in China. Approximately 480 MW was distributed to the joint venture partner, resulting in a decrease to our equity-accounted investment and approximately 540 MW was distributed to Brookfield Renewable and accounted for as an asset acquisition (Refer to Note 13 - Property, plant and equipment for more details). The dissolution of the joint venture is expected to occur during 2026.
Indian Renewables Portfolio
On February 28, 2025 and April 23, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 1,004 MW portfolio of wind and solar assets in India for proceeds of approximately INR16.5 billion ($188 million) (INR4.6 billion ($52 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $566 million of total assets and $378 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income on foreign currency translation of $20 million ($6 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Other in the consolidated statements of income (loss). Transaction costs and taxes of $8 million ($2 million net to Brookfield Renewable) have been recognized within Other in the consolidated statements of income (loss). The post-tax accumulated revaluation surplus of $117 million ($33 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
European Pumped Storage Portfolio
On March 25, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 2.2 GW pumped storage facility in Europe for proceeds of approximately £280 million ($361 million) (£80 million ($105 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $604 million of total assets and $317 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $73 million ($22 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). Accumulated other comprehensive income on foreign currency translation of $16 million ($5 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Other income in the consolidated statements of income (loss). As a result of the disposition, the post-tax accumulated revaluation surplus of $187 million ($53 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.

U.S. Wind Portfolio
On June 4, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in an 845 MW portfolio of wind assets in the United States for proceeds of approximately $206 million ($52 million net to Brookfield Renewable). Upon completion of the sale, Brookfield Renewable no longer exercises control over this investment. As a result of the disposition, Brookfield Renewable derecognized $2.0 billion of total assets and $1.2 billion of total liabilities from the consolidated statements of financial position and recognized its remaining interest at fair value as an equity-accounted investment. This resulted in a loss on disposition, net of transaction costs and ticking fee proceeds, of $8 million ($1 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, the post-tax accumulated revaluation surplus of $95 million ($24 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
Australian Renewables Portfolio
On August 1, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia for proceeds of approximately A$830 million ($533 million) (A$76 million ($49 million) net to Brookfield Renewable). The portfolio was subject to a pre-existing sale and purchase agreement that was entered into prior to Brookfield Renewable acquiring Neoen. As a result of the disposition, Brookfield Renewable derecognized $760 million of total assets and $227 million of total liabilities from the consolidated statements of financial position. Accumulated other comprehensive income on foreign currency translation of $39 million ($4 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
Indian Renewables Platform
On August 14, 2025, Brookfield Renewable, together with its institutional partners, reconstituted the board of directors of a renewable operating and development platform in India, resulting in Brookfield Renewable no longer exercising control over this platform. The reconstitution of the board of directors was undertaken to facilitate a proposed initial public offering of equity shares by the platform. Brookfield Renewable, together with its institutional partners, have invested $266 million into the platform since its initial investment, acquiring an approximate 48% interest. Following the sale of its 6% interest and the loss of control, Brookfield Renewable derecognized $2,086 million of total assets and $1,423 million of total liabilities and recognized $470 million as the fair value of its remaining 42% the interest in the platform as an equity-accounted investment on the consolidated statements of financial position. As a result, a gain of $217 million was recognized in Other income on the consolidated statement of income (loss). Brookfield Renewable’s post tax portion of the accumulated revaluation surplus of $100 million ($8 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal in the consolidated statements of changes in equity. The accumulated other comprehensive loss of $88 million ($8 million net to Brookfield Renewable) relating to a non-cash mark-to-market loss on power purchase agreements accounted for in accordance with IFRS 9 and foreign currency translation was reclassified to Foreign exchange and financial instruments gain (loss) in the consolidated statement of income (loss).
Australian Wind Portfolio
On November 14, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 315 MW portfolio of wind projects in Australia for proceeds of approximately A$258 million ($172 million) (A$24 million ($16 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $580 million of total assets and $421 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $52 million ($5 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, the post-tax accumulated revaluation surplus of $86 million ($8 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity. Accumulated other comprehensive income on foreign currency translation of $6 million ($1 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).

Multi-National Distributed Generation Business
On December 18, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of 50% interest in a 200 MW multi-national distributed generation development business. Proceeds of approximately €59 million ($69 million) (€12 million ($14 million) net to Brookfield Renewable) from the transaction were applied directly toward the acquisition consideration of a portfolio of 200 MW operating distributed generation assets in Spain. Refer to Note 5 - Assets held for sale and Note 13 - Property, plant and equipment, at fair value for more details. As a result of the disposition, Brookfield Renewable derecognized $67 million of total assets from the consolidated statements of financial position. The post-tax accumulated revaluation surplus of $17 million ($3 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
French Renewables Portfolio
On December 23, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 760 MW portfolio of wind and solar assets in France for proceeds of approximately €234 million ($273 million) (€21 million ($24 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $1.3 billion of total assets and $983 million of total liabilities from the consolidated statements of financial position. Accumulated other comprehensive gain on foreign currency translation of $27 million ($2 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss). The post-tax accumulated revaluation surplus of $59 million ($5 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
U.S. Distributed Generation Portfolio
On December 30, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the United States for proceeds, net of transaction costs, of approximately $1.4 billion ($537 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $4,188 million of total assets and $2,561 million of total liabilities from the consolidated statements of financial position and recognized the fair value of its remaining 53% interest in the development platform as an equity-accounted investment on the consolidated statements of financial position. Refer to Note 20 - Equity-accounted investments for more details. This resulted in a gain on disposition of $267 million ($67 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). The post-tax portion of the accumulated revaluation surplus of $298 million ($104 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.

Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Proceeds, net of transaction costs	Carrying value assets disposed	Carrying value of liabilities disposed	Gain (loss) on disposal(1)	Post tax accumulated revaluation surplus	Net to Brookfield Renewable gain (loss) on disposal	Net to Brookfield Renewable post tax accumulated revaluation surplus
Indian Renewables Portfolio	$183	$566	$378	$20	$117	$6	$33
European Pumped Storage Portfolio	350	604	317	89	187	27	53
U.S. Wind Portfolio	195	2,000	1,200	(8)	95	(1)	24
Australian Renewables Portfolio	527	760	227	39	—	4	—
Indian Renewables Platform	—	2,086	1,423	129	100	11	8
Australian Wind Portfolio	172	580	421	58	86	9	8
French Renewables Portfolio	269	1,300	983	27	59	2	5
U.S. Distributed Generation Portfolio	1,400	4,188	2,561	267	298	67	104
Total	$3,096	$12,084	$7,510	$621	$942	$125	$235
(1)Includes amounts reclassified from accumulated other comprehensive income (loss) directly to the consolidated statements of income (loss).

5. ASSETS HELD FOR SALE
As at December 31, 2025, assets held for sale includes the following:
Indian Solar Asset
During the first quarter of 2025, a 633 MW under construction solar asset in India that was subject to a sale agreement for proceeds of approximately INR10.6 billion ($120 million) (INR2.7 billion ($30 million) net to Brookfield Renewable) met the classification criteria under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. As at December 31, 2025, this asset had post-tax accumulated revaluation surplus of $40 million ($10 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
U.S. Hydroelectric Portfolio
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 45 MW portfolio of operating hydroelectric assets in the United States for proceeds of approximately $125 million ($51 million net to Brookfield Renewable). As at December 31, 2025, these assets had post-tax accumulated revaluation surplus of $64 million ($24 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
U.S. Solar Portfolio
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of an 833 MW portfolio of operating solar assets in the United States for proceeds of approximately $412 million ($115 million net to Brookfield Renewable). As at December 31, 2025, these assets had post-tax accumulated revaluation surplus of $184 million ($46 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
Spanish Distributed Generation Portfolio
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW portfolio of distributed generation assets in Spain with a fair value of approximately €116 million ($136 million), equivalent to the consideration paid, into a U.K. distributed generation joint venture for an additional 16% interest.
U.S. Renewables Portfolio
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). As at December 31, 2025, these assets had a post-tax accumulated revaluation surplus of $87 million ($20 million net to Brookfield Renewable).
U.K. Wind Portfolio
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds of approximately £61 million ($82 million) (£16 million ($21 million) net to Brookfield Renewable). As at December 31, 2025, these assets had a post-tax accumulated revaluation surplus of $15 million ($4 million net to Brookfield Renewable).

The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	U.S. Solar Portfolio	Spanish Distributed Generation Portfolio	U.S. Renewable Portfolio	Other	2025	2024
Assets
Cash and cash equivalents	$—	$23	$50	$6	$79	$48
Restricted cash	34	—	51	3	88	14
Trade receivables and other current assets	22	31	23	18	94	51
Financial instrument assets	4	—	155	1	160	37
Equity-accounted investments	—	—	—	—	—	421
Property, plant and equipment, at fair value	880	236	3,883	583	5,582	1,343
Deferred income tax assets	—	—	—	—	—	9
Other long-term assets	—	108	31	—	139	126
Assets held for sale	$940	$398	$4,193	$611	$6,142	$2,049
Liabilities
Current liabilities	$5	$19	$68	$7	$99	$57
Non-recourse borrowings	398	181	1,548	232	2,359	797
Financial instrument liabilities	2	—	1,091	2	1,095	3
Deferred income tax liabilities	—	20	—	53	73	131
Provisions	84	—	116	3	203	10
Other long-term liabilities	55	—	118	19	192	38
Liabilities directly associated with assets held for sale	$544	$220	$2,941	$316	$4,021	$1,036
Brookfield Renewable continues to consolidate and recognize the revenues, expenses and cash flows associated with assets held for sale in the consolidated statements of income (loss), consolidated statements of comprehensive income, and the consolidated statements of cash flows, respectively. Non-current assets classified as held for sale are not depreciated.
6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
The sensitivity analysis discussed below reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.
(a)Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.
Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i)Electricity price risk
Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and is mitigated by entering into short-term energy derivative contracts. Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.
The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
5% increase	$(67)	$(41)	$(62)	$(170)	$(176)	$(23)
5% decrease	67	47	62	170	176	23
(1)Amounts represent the potential annual net pretax impact.
(ii)Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, Chinese yuan and Polish złoty through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
5% increase	$142	$177	$29	$293	$327	$307
5% decrease	(142)	(177)	(29)	(293)	(327)	(307)
(1)Amounts represent the potential annual net pretax impact.
(iii)Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.
Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed-rate debt or variable-rate debt that has been swapped to fixed rates with interest rate financial instruments. Other than tax equity, all other non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $19,080 million (2024: $12,679 million). Of this principal value, $7,736 million (2024: $3,985 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
1% increase	$81	$251	$(129)	$210	$138	$148
1% decrease	(101)	(292)	130	(220)	(150)	(156)
(1)Amounts represent the potential annual net pretax impact.
(b)Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity transactions.
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 23 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2025	2024
Trade receivables and other short-term receivables	$1,583	$1,141
Long-term receivables	495	396
Financial instrument assets(1)	867	823
Due from related parties(1)	956	881
Contract asset(1)	283	315
	$4,184	$3,556
(1)Includes both the current and long-term amounts.
(c)Liquidity risk
Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 14 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the staggered maturity dates over an extended period of time.

CASH OBLIGATIONS
The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date.

AS AT DECEMBER 31, 2025 (MILLIONS)	< 1 year	1-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$2,246	$—	$—	$2,246
Financial instrument liabilities(1)	484	755	1,067	2,306
Due to related parties	7,071	693	—	7,764
Lease liabilities(1)	53	178	674	905
Corporate borrowings(1)	—	1,056	2,459	3,515
Non-recourse borrowings(1)	7,384	13,682	10,489	31,555
Interest payable on borrowings(2)	1,869	5,417	7,501	14,787
Total	$19,107	$21,781	$22,190	$63,078

AS AT DECEMBER 31, 2024 (MILLIONS)	< 1 year	1-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$2,104	$—	$—	$2,104
Financial instrument liabilities(1)	317	822	1,815	2,954
Due to related parties	4,855	592	—	5,447
Lease liabilities(1)	49	221	888	1,158
Corporate borrowings(1)	278	678	2,191	3,147
Non-recourse borrowings(1)	5,005	12,997	12,902	30,904
Interest payable on borrowings(2)	1,785	5,214	5,766	12,765
Total	$14,393	$20,524	$23,562	$58,479
(1)Includes both the current and long-term amounts.
(2)Represents aggregate expected interest payable over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, IFRS 9 PPAs, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

(MILLIONS)	Level 1	Level 2	Level 3	2025	2024
Assets measured at fair value:
Cash and cash equivalents	$2,093	$—	$—	$2,093	$3,135
Restricted cash(1)	368	—	—	368	463
Financial instrument assets(1)
IFRS 9 PPAs	—	—	452	452	170
Energy derivative contracts	—	111	—	111	71
Interest rate swaps	—	267	—	267	393
Foreign exchange swaps	—	37	—	37	189
Tax equity	—	—	120	120	94
Investments in debt and equity securities(2)	—	44	3,380	3,424	1,939
Property, plant and equipment	—	—	70,456	70,456	73,475
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(34)	(754)	(788)	(1,025)
Energy derivative contracts	—	(154)	—	(154)	(109)
Interest rate swaps	—	(131)	—	(131)	(109)
Foreign exchange swaps	—	(427)	—	(427)	(58)
Tax equity	—	—	(968)	(968)	(2,125)
Contingent consideration(3)	—	—	(96)	(96)	(61)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,492)	(194)	—	(3,686)	(3,801)
Non-recourse borrowings(1)(4)	(2,009)	(29,531)	—	(31,540)	(30,662)
Total	$(3,040)	$(30,012)	$72,590	$39,538	$41,979
(1)Includes both the current amount and long-term amount.
(2)Excludes $341 million (2024: $566 million) of investments in debt securities measured at amortized cost
(3)Amount relates to business combinations and asset acquisitions completed between 2022 and 2025 with obligations lapsing from 2026 to 2027.
(4)During the year ended December 31, 2025, $182 million (2024: nil) was transferred from Level 2 to Level 1.

Financial instruments disclosures
Financial assets and liabilities are offset with the net amount reported in the Consolidated Statements of Financial Position, where Brookfield Renewable currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	Financial Instruments Assets					Financial Instruments Liabilities
		Instruments not designated as hedges					Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Amortized cost	Total	Instruments designated as hedges	Fair value through profit & loss	Total	Net Assets (Liabilities)
IFRS 9 PPAs	$25	$145	$—	$—	$170	$(850)	$(175)	$(1,025)	$(855)
Energy derivative contracts	3	68	—	—	71	(4)	(105)	(109)	(38)
Interest rate swaps	164	229	—	—	393	(15)	(94)	(109)	284
Foreign exchange swaps	116	73	—	—	189	(49)	(9)	(58)	131
Investments in debt and equity securities	—	1,802	137	566	2,505	—	—	—	2,505
Tax equity	—	94	—	—	94	—	(2,125)	(2,125)	(2,031)
Balance, as at December 31, 2024	$308	$2,411	$137	$566	$3,422	$(918)	$(2,508)	$(3,426)	$(4)
Less: current portion					(368)			636	268
Long-term portion					$3,054			$(2,790)	$264

IFRS 9 PPAs	$363	$89	$—	$—	$452	$(479)	$(309)	$(788)	$(336)
Energy derivative contracts	—	111	—	—	111	(19)	(135)	(154)	(43)
Interest rate swaps	45	222	—	—	267	(65)	(66)	(131)	136
Foreign exchange swaps	31	6	—	—	37	(304)	(123)	(427)	(390)
Investments in debt and equity securities	—	2,254	1,170	341	3,765	—	—	—	3,765
Tax equity	—	120	—	—	120	—	(968)	(968)	(848)
Balance, as at December 31, 2025	$439	$2,802	$1,170	$341	$4,752	$(867)	$(1,601)	$(2,468)	$2,284
Less: current portion					(357)			670	313
Long-term portion					$4,395			$(1,798)	$2,597

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at Dec 31, 2024 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, disposals, settlements and other	Foreign exchange loss	Balance as at Dec 31, 2025 asset (liability)
IFRS 9 PPAs(3)	$(855)	$(51)	$(15)	$18	$121	$446	$—	$(336)
Energy derivative contracts	(38)	(29)	(8)	65	7	(40)	—	(43)
Interest rate swaps	284	(49)	(1)	87	(18)	(173)	6	136
Foreign exchange swaps	131	(614)	—	(214)	—	307	—	(390)
Investments in debt and equity securities(4)	2,505	5	—	256	—	944	55	3,765
Tax equity	(2,031)	—	—	841	—	342	—	(848)
	$(4)	$(738)	$(24)	$1,053	$110	$1,826	$61	$2,284
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.
(4)Includes $341 million of investments in debt securities measured at amortized cost.

(MILLIONS)	Balance as at Dec 31, 2023 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec 31, 2024 asset (liability)
IFRS 9 PPAs(3)	$(748)	$(297)	$4	$68	$(1)	$121	$(2)	$(855)
Energy derivative contracts	8	(3)	—	30	(94)	21	—	(38)
Interest rate swaps	128	25	—	29	39	66	(3)	284
Foreign exchange swaps	(326)	221	—	176	—	60	—	131
Investments in debt and equity securities(4)	1,540	4	—	192	—	784	(15)	2,505
Tax equity	(1,755)	—	—	512	—	(788)	—	(2,031)
	$(1,153)	$(50)	$4	$1,007	$(56)	$264	$(20)	$(4)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.
(4)Includes $566 million of investments in debt securities measured at amortized cost.

(a)Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of certain power generating assets. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(b)Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost. Refer to Note 1(l) – Basis of preparation and material accounting policy information – Financial instruments.
(c)Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.
For the year ended December 31, 2025, losses of $128 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2024: $94 million of gains and 2023: $119 million of gains).
Based on market prices as of December 31, 2025, unrealized losses of $7 million (2024: $9 million of losses and 2023: $49 million of losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2025	December 31, 2024
Carrying amount ((liability)/asset)	$(135)	$(826)
Notional amount – GWh	144,899	122,862
Weighted average hedged rate for the year ($/MWh)	42	44
Maturity dates	2026-2052	2025-2051
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(111)	(284)
Change in value of hedged item used to determine hedge effectiveness	(135)	(308)
There is $25 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2025 (2024: $10 million and 2023: nil).
(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed-rate debt (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
As at December 31, 2025, agreements with a total notional exposure of $8,492 million were outstanding (2024: $8,045 million) including $4,548 million (2024: $4,438 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 4.3% (2024: 3.1%).
For the year ended December 31, 2025, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $18 million of gains (2024: $6 million of losses and 2023: $3 million of losses).
Based on market prices as of December 31, 2025, unrealized losses of $7 million (2024: $35 million and 2023: $53 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2025	December 31, 2024
Carrying amount (asset/(liability))	$(20)	$149
Notional amount – $	3,314	2,220
Notional amount – C$(1)	260	294
Notional amount – €(1)	164	1,001
Notional amount – £(1)	108	—
Notional amount – COP(1)	98	92
Maturity dates	2026-2056	2025-2061
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(16)	(11)
Change in value of hedged item used to determine hedge effectiveness	16	13
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2025 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2025 was $1 million (2024: $1 million and 2023: nil).
(e)Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument.

Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.
Certain Brookfield subsidiaries that Brookfield Renewable controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of Brookfield Renewable’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.
As at December 31, 2025, agreements with a total notional exposure of $8,001 million were outstanding (2024: $9,737 million) including $2,574 million (2024: $3,465 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2024: nil and 2023: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2025	December 31, 2024
Carrying amount (asset/(liability))	$(273)	$67
Notional amount for hedges of the Colombian peso(1)	1,351	2,061
Notional amount for hedges of the Chinese yuan(1)	1,125	1,018
Notional amount for hedges of the British pounds sterling(1)	830	1,414
Notional amount for hedges of the Euro(1)	730	474
Notional amount for hedges of the Indian rupee(1)	720	855
Notional amount for hedges of the Brazilian real(1)	413	324
Notional amount for hedges of the Canadian dollar(1)	133	79
Notional amount for hedges of other currencies(1)	125	47
Maturity date	2026 - 2029	2025 - 2029
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	4,765	4,572
CNY/$ foreign exchange forward contracts	7.02	7.01
£/$ foreign exchange forward contracts	0.80	0.80
€/$ foreign exchange forward contracts	0.90	0.92
INR/$ foreign exchange forward contracts	91	87
BRL/$ foreign exchange forward contracts	6.26	5.63
CAD/$ foreign exchange forward contracts	1.35	1.35
(1)Notional amounts expressed in millions of U.S. dollars

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2023	$36	$1	$(701)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(55)	—	—
Interest rate swaps	(31)	—	—
Foreign exchange swaps	56	—	56
Amount reclassified to profit or loss	(24)	—	—
Foreign currency revaluation of designated borrowings	—	—	105
Foreign currency revaluation of net foreign operations	—	—	(310)
Valuation of investments in equity securities designated FVOCI	—	(1)	—
Tax effect	13	—	—
Other	1	—	(9)
Balance, as at December 31, 2024	$(4)	$—	$(859)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(14)	—	—
Interest rate swaps	(36)	—	—
Foreign exchange swaps	—	—	—
Amount reclassified to profit or loss	4	—	—
Foreign currency revaluation of designated borrowings	—	—	(304)
Foreign currency revaluation of net foreign operations	—	—	364
Valuation of investments in equity securities designated FVOCI	—	—	—
Tax effect	18	—	—
Other	—	—	(131)
Balance, as at December 31, 2025	$(32)	$—	$(930)

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes items that are considered within Brookfield Renewable’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.

Brookfield Renewable uses Funds From Operations (“FFO”) to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on FFO. FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$1,063	$197	$347	$596	$469	$261	$609	$—	$3,542	$(957)	$3,822	$6,407
Other income (loss)(3)	94	10	4	127	173	355	50	39	852	(195)	932	1,589
Direct operating costs	(498)	(69)	(125)	(242)	(148)	(112)	(461)	(41)	(1,696)	593	(1,800)	(2,903)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	559	—	559
	659	138	226	481	494	504	198	(2)	2,698	—	2,954
Management service costs	—	—	—	—	—	—	—	(223)	(223)	—	—	(223)
Interest (expense) income	(277)	(10)	(106)	(161)	(133)	(47)	(32)	(203)	(969)	88	(1,576)	(2,457)
Current income tax	(4)	(7)	(12)	(17)	(16)	(4)	(5)	(3)	(68)	13	304	249
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(34)	(34)	—	—	(34)
Preferred equity	—	—	—	—	—	—	—	(30)	(30)	—	—	(30)
Perpetual subordinated notes	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(101)	—	(101)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(1,682)	(1,682)
Funds From Operations	378	121	108	303	345	453	161	(535)	1,334	—	—
Depreciation												(2,425)
Foreign exchange and financial instrument gain												1,434
Deferred income tax recovery												365
Other												(1,214)
Share of earnings from equity-accounted investments(1)												(568)
Net income attributable to non-controlling interests(2)												1,055
Net loss attributable to Unitholders(5)												$(19)
(1)Share of loss from equity-accounted investments in the consolidated statement of income (loss) of $110 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries in the consolidated statement of income (loss) of $627 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $852 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income, Note 12 - Income Taxes, Note 6 - Risk Management And Financial Instruments and Note 4 - Disposal of Assets for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $932 million includes: i) the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss) and ii) the addition of certain non-cash items recorded in Other income in the consolidated statement of income (loss) which are not included in FFO, such as non-recurring, non-cash gains related changes in the basis of accounting of certain investments and gains on disposal of interests that have not yet been monetized (See Note 4 - Disposal of Assets and Note 8 - Other Income).
(5)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$932	$208	$338	$629	$416	$227	$496	$—	$3,246	$(756)	$3,386	5,876
Other income(3)	28	14	2	235	180	88	66	56	669	(86)	44	627
Direct operating costs	(385)	(71)	(164)	(233)	(132)	(86)	(397)	(39)	(1,507)	525	(1,598)	(2,580)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	317	—	317
	575	151	176	631	464	229	165	17	2,408	—	1,832
Management service costs	—	—	—	—	—	—	—	(204)	(204)	—	—	(204)
Interest (expense) income	(269)	(14)	(81)	(130)	(114)	(38)	(22)	(167)	(835)	70	(1,223)	(1,988)
Current income tax	(6)	(7)	(14)	(17)	(1)	(5)	—	—	(50)	9	201	160
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(37)	(37)	—	—	(37)
Preferred equity	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Perpetual subordinated notes	—	—	—	—	—	—	—	(37)	(37)	—	—	(37)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(79)	—	(79)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(810)	(810)
Funds From Operations	300	130	81	484	349	186	143	(456)	1,217	—	—
Depreciation												(2,010)
Foreign exchange and financial instrument gain												880
Deferred income tax recovery												31
Other												(713)
Share of earnings from equity-accounted investments(1)												(326)
Net income attributable to non-controlling interests(2)												457
Net loss attributable to Unitholders(5)												$(464)
(1)Share of loss from equity-accounted investments in the consolidated statement of income (loss) of $88 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries in the consolidated statement of income (loss) of $353 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Other income in FFO of $669 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income, Note 12 - Income Taxes and Note 6 - Risk Management And Financial Instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $44 million includes: i) the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss). and ii) the addition of certain non-cash items recorded in Other income in the consolidated statement of income (loss) which are not included in FFO, such as non-cash items recorded in Other income in the IFRS financial statements that are excluded from FFO, such as non-cash acquisition gains (See Note 8 - Other Income).
(5)Net loss attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2023:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$1,029	$240	$293	$511	$365	$241	$147	$—	$2,826	$(234)	$2,446	5,038
Other income (loss)(3)	22	5	6	146	106	20	19	88	412	(81)	340	671
Direct operating costs	(381)	(73)	(124)	(164)	(99)	(81)	(105)	(29)	(1,056)	110	(987)	(1,933)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	205	—	205
	670	172	175	493	372	180	61	59	2,182	—	1,799
Management service costs	—	—	—	—	—	—	—	(205)	(205)	—	—	(205)
Interest (expense) income	(266)	(19)	(82)	(105)	(110)	(43)	(6)	(114)	(745)	33	(915)	(1,627)
Current income taxes	(2)	(7)	(17)	(6)	(1)	(4)	(3)	—	(40)	7	(95)	(128)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(41)	(41)	—	—	(41)
Preferred equity	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(40)	—	(40)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(789)	(789)
Funds From Operations	402	146	76	382	261	133	52	(357)	1,095	—	—
Depreciation												(1,852)
Foreign exchange and financial instrument gain												502
Deferred income tax recovery												176
Other												(212)
Share of earnings from equity-accounted investments(1)												21
Net income attributable to non-controlling interests(2)												170
Net loss attributable to Unitholders(5)												$(100)
(1)Share of earnings from equity-accounted investments in the consolidated statement of income (loss) of $186 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries in the consolidated statement of income (loss) of $619 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Other income in FFO of $412 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $340 million includes: i) the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss) and ii) the addition of certain non-cash items recorded in Other income in the consolidated statement of income (loss) which are not included in FFO, such as non-cash items recorded in Other income in the IFRS financial statements that are excluded from FFO, such as non-cash acquisition gains (See Note 8 - Other Income).
(5)Net loss attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

The following table presents information on a segmented basis about certain items in our company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at December 31, 2025
Cash and cash equivalents	$200	$46	$19	$268	$169	$136	$40	$85	$963	$(141)	$1,271	$2,093
Property, plant and equipment	15,227	1,428	5,765	5,464	3,684	1,700	326	—	33,594	(2,503)	39,365	70,456
Total assets	16,492	1,687	6,305	7,545	6,041	2,576	1,801	169	42,616	(2,056)	58,141	98,701
Total liabilities	10,035	520	4,075	5,811	4,264	1,833	311	4,941	31,790	(2,056)	33,993	63,727
As at December 31, 2024
Cash and cash equivalents	$55	$52	$24	$453	$151	$70	$56	$5	$866	$(112)	$2,381	$3,135
Property, plant and equipment	14,669	1,238	2,801	5,255	3,784	2,558	644	—	30,949	(1,831)	44,357	73,475
Total assets	15,653	1,452	3,184	7,081	4,894	3,313	2,106	95	37,778	(2,272)	59,303	94,809
Total liabilities	9,187	460	1,725	5,617	3,393	1,992	934	4,157	27,465	(2,272)	33,160	58,353

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2025	2024	2023
Hydroelectric
North America	$1,243	$1,110	$1,135
Brazil	205	235	269
Colombia	1,293	1,489	1,285
	2,741	2,834	2,689
Wind	1,620	1,705	1,213
Utility-scale solar	1,316	943	751
Distributed energy & storage	723	380	350
Sustainable solutions	7	14	35
Total	$6,407	$5,876	$5,038
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2025	December 31, 2024
United States	$30,427	$37,931
Colombia	15,375	12,431
Canada	7,974	7,116
Brazil	4,648	4,319
Europe	6,032	5,976
Asia-Pacific	8,954	7,550
Other	1,133	892
	$74,543	$76,215

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2025	2024	2023
Fair value remeasurement gain on change in accounting basis(1)(2)	$836	$—	$—
Gain on disposition	408	346	72
Interest and other investment income	200	137	107
Gain on regulatory and contract settlement	—	—	22
Other(3)	145	144	470
	$1,589	$627	$671
(1)Includes $217 million related to the fair value recognition of our remaining 42% interest in a renewable operating and development platform in India as an equity-accounted investment. Refer to Note 4 - Disposal of assets for more details.
(2)Includes $619 million related to the fair value recognition of our investment in Westinghouse as a financial asset. Refer to Note 20 - Equity-accounted investments for more details.
(3)During the year ended December 31, 2023, Brookfield Renewable’s application of the acquisition method for its completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. A total difference in value of $465 million was recorded within other income in the consolidated statements of income (loss) during 2024 and 2023. Refer to Note 3 - Acquisitions for more details.

9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Salaries and benefits		$(695)	$(586)	$(464)
Fuel and power purchases(1)		(633)	(713)	(574)
Operations and maintenance		(611)	(527)	(347)
Water royalties, property taxes and other regulatory fees		(313)	(289)	(238)
Professional fees		(311)	(194)	(122)
Insurance		(117)	(111)	(72)
Other related party services	29	(22)	(12)	(5)
Other		(201)	(148)	(111)
		$(2,903)	$(2,580)	$(1,933)
(1)Fuel and power purchases are primarily attributable to our portfolio in the U.S. and Colombia.
Direct operating costs exclude depreciation expense of $2,425 million (2024: $2,010 million and 2023: $1,852 million) presented separately. Refer to Note 13- Property, plant and equipment, at fair value.
10. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Change in fair value of property, plant and equipment(1)	13	$(832)	$(721)	$(164)
Amortization of service concession assets		—	—	(11)
Transaction costs		(154)	(23)	(5)
Other		(228)	31	(32)
		$(1,214)	$(713)	$(212)
(1)Includes changes in fair value of property, plant, and equipment primarily related to the recognition of investment tax credits of $593 million in recently acquired development projects for the year ended December 31, 2025 (2024: $414 million and 2023: nil).
11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Foreign currency translation on
Property, plant and equipment, at fair value	13	$3,973	$(3,354)	$2,798
Goodwill	18	558	(121)	150
Borrowings	14	(1,684)	1,470	(818)
Deferred income tax (liabilities) assets, net	12	(835)	525	(698)
Other assets and liabilities		(520)	(93)	(115)
		$1,492	$(1,573)	$1,317

12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2025	2024	2023
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(215)	$(131)	$(128)
Investment and production tax credits	464	291	—
	249	160	(128)
Deferred taxes
Income taxes – origination and reversal of temporary differences	501	144	213
Relating to change in tax rates / imposition of new tax laws	(35)	—	—
(Increase) decrease in tax assets not recognized	(101)	(113)	(37)
	365	31	176
Total income tax recovery	$614	$191	$48
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2025	2024	2023
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(13)	$50	$(15)
Other	7	—	5
Revaluation surplus
Origination and reversal of temporary differences	(913)	(1,544)	77
Relating to changes in tax rates / imposition of new tax laws	160	—	1
	$(759)	$(1,494)	$68
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2025	2024	2023
Statutory income tax (expense) recovery(1)	$(28)	$58	$(165)
(Increase) reduction resulting from:
Increase in tax assets not recognized	(101)	(96)	(11)
Portion of gains (losses) subject to different tax rates	218	(39)	76
Differences between statutory rate and future tax rate and tax rate changes	(35)	—	—
Non-controlling interest	14	59	98
Subsidiaries’ income taxed at different rates	(45)	8	49
Investment and production tax credits (net of deferred tax)	430	207	—
Other	161	(6)	1
Effective income tax recovery	$614	$191	$48
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

Brookfield Renewable’s effective income tax rate was (626.5)% for the year ended December 31, 2025 (2024: 95.5% and 2023: (8.5)%). The effective tax rate is different than the statutory rate primarily due to investment and production tax credits, gains subject to different tax rates, a reorganization at Neoen, changes in tax assets not recognized, rate differentials, and non-controlling interest income not subject to tax.
During the year, Neoen’s organization structure was simplified following privatization. This reorganization led to the forfeiture of certain tax losses and a concurrent rebasing of certain assets for tax purposes which resulted in a current tax expense of $47 million and a deferred income tax recovery of $208 million, the impact of which is presented within the Other line of the rate reconciliation above.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2025	2024	2023
Less than four years	$7	$12	$12
Thereafter	462	252	166
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2023	$1,273	$(7,604)	$(6,331)
Recognized in net income	101	75	176
Recognized in equity	—	113	113
Business combinations and disposals	78	(268)	(190)
Foreign exchange	6	(704)	(698)
As at December 31, 2023	1,458	(8,388)	(6,930)
Recognized in net income	(95)	126	31
Recognized in equity	—	(1,521)	(1,521)
Business combinations and disposals	215	(429)	(214)
Foreign exchange	(55)	580	525
As at December 31, 2024	1,523	(9,632)	(8,109)
Recognized in net income	(80)	445	365
Recognized in equity	(5)	(674)	(679)
Business combinations and disposals	(166)	522	356
Foreign exchange	13	(848)	(835)
As at December 31, 2025	$1,285	$(10,187)	$(8,902)

The deferred income tax assets related to losses available for carryforward include $171 million (2024: $88 million and 2023: nil) of tax benefits that have been recognized based on projections of future taxable profits. In addition, Brookfield Renewable also considers tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

Deferred income tax liabilities includes $8,820 million (2024: $8,454 million and 2023: $6,885 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $4,532 million (2024: $4,889 million and 2023: $5,203 million).

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2023		$32,646	$15,224	$11,022	$197	$59,089
Additions, net(2)(3)		4	187	349	—	540
Transfer from construction work-in-progress		139	708	2,869	—	3,716
Acquisitions through business combinations	3	—	2,892	2,052	815	5,759
Disposals		(174)	(1,008)	(267)	(39)	(1,488)
Transfer to assets held for sale		—	(178)	(327)	(9)	(514)
Items recognized through OCI:
Change in fair value		3,121	1,323	1,059	102	5,605
Foreign exchange	11	(2,164)	(472)	(538)	(22)	(3,196)
Items recognized through net income:
Change in fair value		(47)	(9)	(496)	(31)	(583)
Depreciation	9	(626)	(835)	(532)	(17)	(2,010)
As at December 31, 2024		32,899	17,832	15,191	996	66,918
Additions(2)		15	503	852	130	1,500
Transfer from construction work-in-progress		153	858	3,892	1,372	6,275
Acquisitions through business combinations	3	—	—	40	—	40
Disposals(4)	4	—	(3,539)	(4,300)	(23)	(7,862)
Transfer to assets held for sale	5	(125)	(1,541)	(3,673)	(15)	(5,354)
Items recognized through OCI:
Change in fair value		1,007	826	50	279	2,162
Foreign exchange	11	2,492	622	545	99	3,758
Items recognized through net income:
Change in fair value		(9)	(154)	(618)	(14)	(795)
Depreciation	9	(650)	(883)	(762)	(130)	(2,425)
As at December 31, 2025		$35,782	$14,524	$11,217	$2,694	$64,217
Construction work-in-progress
As at December 31, 2023		$300	$1,617	$2,987	$12	$4,916
Additions(2)		155	675	2,685	54	3,569
Transfer to property, plant and equipment		(139)	(708)	(2,869)	—	(3,716)
Acquisitions through business combinations		—	374	544	762	1,680
Disposals		(1)	—	(90)	(3)	(94)
Items recognized through OCI:
Change in fair value		—	237	193	68	498
Foreign exchange	11	(16)	(59)	(77)	(6)	(158)
Items recognized through net income:
Change in fair value		—	(29)	(109)	—	(138)
As at December 31, 2024		299	2,107	3,264	887	6,557
Additions(2)		184	1,357	3,991	627	6,159
Transfer to property, plant and equipment		(153)	(858)	(3,892)	(1,372)	(6,275)
Acquisitions through business combinations	3	—	—	487	—	487
Disposals	4	—	(175)	(1,090)	—	(1,265)
Transfer to assets held for sale	5	—	(109)	(119)	—	(228)
Items recognized through OCI:
Change in fair value		—	88	406	132	626
Foreign exchange	11	12	50	91	62	215
Items recognized through net income:
Change in fair value		(1)	(11)	(23)	(2)	(37)
As at December 31, 2025		$341	$2,449	$3,115	$334	$6,239
Total property, plant and equipment, at fair value
As at December 31, 2024(4)(5)		$33,198	$19,939	$18,455	$1,883	$73,475
As at December 31, 2025(4)(5)		$36,123	$16,973	$14,332	$3,028	$70,456
(1)Includes battery storage (2024: biomass, cogeneration, and battery storage).
(2)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(3)Includes fair value changes to decommissioning assets of $98 million.
(4)Includes right-of-use assets not subject to revaluation of $42 million (2024: $49 million) in hydroelectric, $297 million (2024: $427 million) in wind, $531 million (2024: $637 million) in solar and nil (2024: $3 million) in other.
(5)Includes land not subject to revaluation of $208 million (2024: $204 million) in hydroelectric, $47 million (2024: $61 million) in wind, $149 million (2024: $167 million) in solar, and $6 million (2024: $2 million) in other.

During the year ended December 31, 2025, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
China	Distributed energy & storage	540 MW	$269 million	25%
U.S.	Distributed energy & storage	147 MW	$136 million	25%
Europe	Distributed energy & storage	200 MW	$136 million	20%
China	Wind & Utility-scale solar	330 MW	$68 million	20%
U.S.	Utility-scale solar	300 MW	$66 million	20%
U.S.	Distributed energy & storage	86 MW	$50 million	20%
U.S.	Utility-scale solar & storage	725 MW	$47 million	58%
South Korea	Utility-scale solar & Distributed generation	41 MW	$42 million	28%
U.S.	Utility-scale solar	177 MW	$23 million	20%
South Korea	Utility-scale solar	39 MW	$23 million	28%
U.K.	Wind	28 MW	$21 million	26%
China	Wind	90 MW	$19 million	20%
The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(g) – and 1(r)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	Discount Rate(1)
	Contracted	Uncontracted	Terminal capitalization rate(2)	Terminal year(3)
2025
North America	5.0% - 5.7%	6.2% - 7.0%	4.3% - 4.7%	2048
Colombia	8.4%	9.6%	7.1%	2045
Brazil	9.5%	10.8%	N/A	2052
Europe	5.0% - 7.2%	5.0% - 7.2%	N/A	2052
Australia	7.3%	7.3%	N/A	2056

2024
North America	5.1% - 5.8%	6.3% - 7.2%	4.3% - 5.1%	2048
Colombia	8.5%	9.8%	7.3%	2044
Brazil	9.6%	10.9%	N/A	2052
Europe	4.9% - 6.6%	4.9% - 6.6%	N/A	2047
Australia	N/A	N/A	N/A	N/A
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
(3)Terminal year refers to the weighted-average valuation date of the terminal value.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2025
(MILLIONS)	North America	Colombia	Brazil	Europe	Australia	Total
25 bps increase in discount rates	$(1,430)	$(630)	$(100)	$(90)	$(120)	$(2,370)
25 bps decrease in discount rates	1,580	520	100	100	130	2,430
5% increase in future long-term energy prices	1,140	720	130	110	150	2,250
5% decrease in future long-term energy prices	(1,140)	(720)	(130)	(110)	(150)	(2,250)
25 bps increase in terminal capitalization rate	(400)	(150)	—	—	—	(550)
25 bps decrease in terminal capitalization rate	450	170	—	—	—	620

	2024
(MILLIONS)	North America	Colombia	Brazil	Europe	Australia	Total
25 bps increase in discount rates	$(1,630)	$(400)	$(90)	$(40)	N/A	$(2,160)
25 bps decrease in discount rates	1,780	550	90	40	N/A	2,460
5% increase in future long-term energy prices	1,520	560	100	20	N/A	2,200
5% decrease in future long-term energy prices	(1,520)	(560)	(100)	(20)	N/A	(2,200)
25 bps increase in terminal capitalization rate	(450)	(120)	—	—	N/A	(570)
25 bps decrease in terminal capitalization rate	510	130	—	—	N/A	640
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2025, including a one-time 30-year renewal for applicable hydroelectric assets, is 30 years (2024: 30 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2025:

	North America(1)	Colombia	Brazil	Europe(1)	Australia(1)
1 - 5 years	83%	61%	88%	74%	74%
6 - 10 years	62%	25%	68%	55%	33%
Thereafter	42%	3%	32%	21%	6%

2024
1 - 5 years	81%	66%	86%	98%	N/A
6 - 10 years	61%	32%	71%	93%	N/A
Thereafter	33%	4%	36%	45%	N/A
(1)Excludes battery storage.

The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)(2)	North America	Colombia		Brazil		Europe	Australia
1 - 10 years	$65	COP	308,000	R$	334	€66	A$	68
11 - 20 years	78		394,000	403		83	73

2024
1 - 10 years	$63	COP	310,000	R$	310	€91	N/A
11 - 20 years	67		398,000	393		93	N/A
(1)Assumes nominal prices based on weighted-average generation.
(2)Excludes nominal prices related to battery storage in Australia based on $120-$132 kW/year.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)(2)	North America	Colombia		Brazil		Europe	Australia
1 - 10 years	$79	COP	555,000	R$	371	€56	A$	91
11 - 20 years	93		763,000	467		68	129

2024
1 - 10 years	$86	COP	494,000	R$	309	€94	N/A
11 - 20 years	96		684,000	430		86	N/A
(1)Assumes nominal prices based on weighted-average generation.
(2)Excludes nominal prices related to battery storage based on $137-$154 kW/year, $99-$104 kW/year, $158-$208 kW/year in North America, Europe, and Australia, respectively.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2029 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $94 million (2024: $131 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2025	2024
Hydroelectric	$10,028	$9,413
Wind	12,797	16,168
Solar	12,601	16,099
Other(1)	2,463	1,687
	$37,889	$43,367
(1)Includes battery storage (2024: biomass, cogeneration, and battery storage).

14. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	5.6	5	$240	$240
Commercial paper	4.3	<1	194	194	5.0	<1	431	431
Medium-Term Notes:
Series 4 (C$150)	5.8	11	109	120	5.8	12	104	115
Series 9 (C$400)	—	—	—	—	3.8	<1	278	278
Series 10 (C$500)	3.6	1	364	366	3.6	2	348	349
Series 11 (C$475)	4.3	3	346	354	4.3	4	330	336
Series 12 (C$475)	3.4	4	346	344	3.4	5	330	324
Series 13 (C$300)	4.3	24	219	193	4.3	25	209	186
Series 14 (C$425)	3.3	25	310	229	3.3	26	296	222
Series 15 (C$400)(1)	5.9	7	291	320	5.9	8	278	307
Series 16 (C$400)	5.3	8	291	310	5.3	9	278	297
Series 17 (C$500)	5.3	28	364	370	5.3	29	348	361
Series 18 (C$300)	5.0	9	219	227	5.0	10	209	216
Series 19 (C$450)	4.5	10	328	328	—	—	—	—
	4.5	12	3,187	3,161	4.4	12	3,008	2,991
Hybrid Note:
Fixed to fixed subordinated (C$200)	5.5	29	146	147	5.5	30	139	139
Fixed to fixed subordinated (C$250)	5.4	30	182	184	—	—	—	—
	5.4	30	328	331	5.5	30	139	139
Total corporate borrowings			3,709	$3,686			3,818	$3,801
Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(24)				(18)
Less: Current portion			(194)				(709)
			$3,492				$3,093
(1)     Includes $7 million (2024: $7 million) outstanding to Brookfield Wealth Solutions. Refer to Note 29 - Related party transactions for more details.
(2)     Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2025	2024
Corporate borrowings
Unamortized financing fees, beginning of year	$(18)	$(12)
Additional financing fees	(7)	(7)
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(24)	$(18)

Credit facilities and commercial paper
Brookfield Renewable had $194 million of commercial paper outstanding as at December 31, 2025 (2024: $431 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 28 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2025	2024
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,450
Draws on corporate credit facilities(1)(2)	—	(240)
Authorized letter of credit facility	450	500
Issued letters of credit	(414)	(335)
Available portion of corporate credit facilities	$2,486	$2,375
(1)Amounts are guaranteed by Brookfield Renewable.
Medium-term notes and Hybrid notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 31 – Subsidiary Public Issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2025, Brookfield Renewable issued C$450 million of Series 19 medium-term notes. The medium-term notes have a fixed interest rate of 4.54% and a maturity date of October 12, 2035. The Series 19 medium-term notes are corporate-level green bonds.
During the second quarter of 2025, Brookfield Renewable repaid C$400 million ($291 million) of Series 9 medium-term notes prior to maturity.
During the second quarter of 2025, Brookfield Renewable issued C$250 million of fixed-to-fixed reset rate subordinated hybrid notes. The hybrid notes have an interest rate of 5.37% and reset every five years starting on September 10, 2030 with a maturity date of September 10, 2055. The hybrid notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rates indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”). Non-recourse borrowings in Australia consist of both fixed and floating interest rates indexed to the Bank Bill Swap Bid Rate (“BBSY”).

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)(3)
Hydroelectric	6.9	8	$11,235	$11,229	7.0	8	$9,484	$9,363
Wind	5.0	8	8,191	8,147	5.9	9	10,228	10,224
Utility-scale solar	5.8	8	8,838	8,806	6.3	11	7,275	7,250
Distributed energy & storage(4)	5.7	4	2,802	2,869	5.8	4	3,722	3,630
Sustainable solutions	7.4	3	489	489	6.5	1	195	195
Total	6.0	8	31,555	$31,540	6.3	9	30,904	$30,662
Add: Unamortized premiums and discounts(5)			(181)				(145)
Less: Unamortized financing fees(5)			(168)				(171)
Less: Current portion			(7,384)				(5,005)
			$23,822				$25,583
(1)Includes $1,569 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $58 million (2024: $65 million) outstanding to an associate of Brookfield. Refer to Note 29 - Related party transactions for more details.
(3)During the second quarter of 2025, subsidiaries of Brookfield Renewable, alongside related parties, became party to a non-recourse credit facility with third party lenders. Brookfield Renewable agreed that its subsidiaries would support their portion of any draws or repayments under the credit facility.
(4)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(5)Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2026	2027	2028	2029	2030	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$2,021	$627	$1,147	$1,502	$1,607	$4,331	$11,235
Wind	1,663	917	949	1,120	894	2,648	8,191
Utility-scale solar	1,973	663	832	1,578	893	2,899	8,838
Distributed energy & storage	1,615	97	164	214	106	606	2,802
Sustainable solutions	112	2	2	366	2	5	489
	$7,384	$2,306	$3,094	$4,780	$3,502	$10,489	$31,555
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2025	2024
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(171)	$(140)
Additional financing fees	(141)	(93)
Amortization of financing fees	60	52
Foreign exchange translation and other	84	10
Unamortized financing fees, end of year	$(168)	$(171)

The following table outlines the change in the unamortized discounts and premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2025	2024
Non-recourse borrowings
Unamortized (discounts) and premiums, beginning of year	$(145)	$(11)
Additional premiums and discounts	8	(124)
Amortization of premiums and discounts	4	(3)
Foreign exchange translation and other	(48)	(7)
Unamortized (discounts) and premiums, end of year	$(181)	$(145)
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	Corporate borrowings	Non-recourse borrowings

As at December 31, 2024	$3,802	$30,588
Net cash flows from financing activities(1)	(276)	5,348
Non-cash
Acquisition	—	676
Disposal	—	(3,905)
Transfer to liabilities held for sale	—	(2,359)
Change in basis of accounting(2)	—	(1,049)
Foreign exchange	161	1,523
Other(3)(4)(5)	(1)	384
As at December 31, 2025	$3,686	$31,206
(1)Excludes $558 million (2024: $807 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes the derecognition of a renewable operating and development platform in India. Refer to Note 4 - Disposal of assets for more details.
(3)Includes $545 million (2024: $52 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(5)Includes amortization of unamortized premiums, discounts and financing fees.
15. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2025	2024
Participating non-controlling interests – in operating subsidiaries	$24,164	$26,168
General partnership interest in a holding subsidiary held by Brookfield	52	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,524	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	2,330	2,269
Preferred equity	563	537
Perpetual subordinated notes	737	737
	$30,370	$32,218

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2024	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations(2)	Change in Ownership(3)	Other	As at December 31, 2025
Brookfield Americas Infrastructure Fund	78%	$44	$(1)	$(17)	$2	$—	$—	$—	$—	$—	$11	$39
Brookfield Infrastructure Fund II	43%-60%	2,011	39	(400)	—	(10)	—	(336)	—	(131)	(2)	1,171
Brookfield Infrastructure Fund III	35%-71%	3,456	(18)	(428)	7	(473)	—	(843)	—	(713)	(13)	975
Brookfield Infrastructure Fund IV	75%	2,106	132	44	227	(209)	(300)	(471)	—	—	12	1,541
Brookfield Infrastructure Fund V	72%	1,955	(78)	(59)	1	(1)	—	(61)	—	—	3	1,760
Brookfield Infrastructure Income Fund	3%-25%	568	39	(69)	250	—	(216)	(35)	—	293	262	1,092
Brookfield Global Transition Fund I	77%-80%	5,312	308	395	751	(222)	—	(87)	—	—	(72)	6,385
Brookfield Global Transition Fund II	72%-80%	329	32	526	683	(7)	—	(39)	—	—	83	1,607
Neoen institutional partners	24%-38%	601	168	550	1,076	—	—	(68)	(194)	—	6	2,139
Canadian Hydroelectric Portfolio	50%	1,219	22	153	1	—	—	(54)	—	—	—	1,341
The Catalyst Group	25%	125	14	64	—	—	—	(7)	—	—	—	196
Isagen institutional partners	54%	3,447	99	906	576	—	—	(274)	—	(120)	(366)	4,268
Isagen public non-controlling interests	0.3%	22	—	2	—	—	—	—	—	—	—	24
Other	1.3%-57%	4,973	(129)	317	196	(1)	(624)	(39)	(2,972)	72	(167)	1,626
Total		$26,168	$627	$1,984	$3,770	$(923)	$(1,140)	$(2,314)	$(3,166)	$(599)	$(243)	$24,164
(1)Distributions paid during the year ended December 31, 2025, totaled $2,836 million.
(2)As at December 31, 2024, the 47% of Neoen's ownership interest was not held by Brookfield Renewable and its institutional partners and was recorded as non-controlling interest at its implied fair value equivalent to the amount paid for the initial 53% controlling stake. In accordance with IFRS 10, Consolidated Financial Statements. The MTO conducted during the first quarter of 2025 triggered the reclassification of the non-controlling interest and as of March 31, 2025, the 2% ownership interest that was not held by Brookfield Renewable and its institutional partners was recorded at a value of $194 million within Provisions in the consolidated statements of financial position. During the second quarter of 2025, Brookfield Renewable, together with its institutional partners, completed a squeeze-out procedure to acquire the Neoen shares not tendered in the offer. Refer to Note 3 - Acquisitions for more details.
(3)Includes $1 billion of accumulated other comprehensive income and retained earnings transferred to LP equity related to the acquisition of an incremental 15% ownership in Isagen S.A. E.S.P. Refer to Note 29 - Related party transactions for more details.

(MILLIONS)	Interests held by third parties	As at December 31, 2023	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations	Other	As at December 31, 2024
Brookfield Americas Infrastructure Fund	78%	$75	$22	$(1)	$—	$(21)	$—	$(31)	$—	$—	$44
Brookfield Infrastructure Fund II	43%-60%	2,463	(9)	(323)	—	(68)	—	(54)	—	2	2,011
Brookfield Infrastructure Fund III	23%-71%	3,214	99	272	1	—	—	(107)	—	(23)	3,456
Brookfield Infrastructure Fund IV	38%-75%	2,411	33	(93)	75	(13)	—	(299)	—	(8)	2,106
Brookfield Infrastructure Fund V	72%	917	52	1,120	53	(153)	—	(32)	—	(2)	1,955
Brookfield Infrastructure Income Fund	3%-25%	349	3	26	190	—	—	(6)	—	6	568
Brookfield Global Transition Fund I	77%-80%	3,682	22	394	1,217	(61)	—	(19)	—	77	5,312
Brookfield Global Transition Fund II	57%-80%	296	—	12	3	—	—	(68)	—	86	329
Neoen institutional partners	3%-14%	—	(8)	—	609	—	—	—	—	—	601
Canadian Hydroelectric Portfolio	50%	1,288	14	(43)	—	—	—	(38)	—	(2)	1,219
The Catalyst Group	25%	122	12	(3)	—	—	—	(6)	—	—	125
Isagen institutional partners	53%	2,704	100	801	—	—	—	(158)	—	—	3,447
Isagen public non-controlling interests	0.3%	18	1	5	—	—	—	(1)	—	(1)	22
Other	0.3%-71%	1,324	12	384	331	(1)	(38)	(72)	3,056	(23)	4,973
Total		$18,863	$353	$2,551	$2,479	$(317)	$(38)	$(891)	$3,056	$112	$26,168
(1)Distributions paid during the year ended December 31, 2024, totaled $891 million.

(MILLIONS)	Interests held by third parties	As at December 31, 2022	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations	Other	As at December 31, 2023
Brookfield Americas Infrastructure Fund	75%-78%	$477	$27	$(43)	$—	$—	$(388)	$(25)	$—	$27	$75
Brookfield Infrastructure Fund II	43%-60%	2,617	64	(96)	—	—	—	(123)	—	1	2,463
Brookfield Infrastructure Fund III	69%-71%	3,490	108	356	1	—	(32)	(695)	—	(14)	3,214
Brookfield Infrastructure Fund IV	75%	2,134	43	235	162	—	—	(172)	—	9	2,411
Brookfield Infrastructure Fund V	71%	—	291	—	410	(140)	—	—	—	356	917
Brookfield Infrastructure Income Fund	3%	481	(1)	(2)	6	(3)	—	(98)	—	(34)	349
Brookfield Global Transition Fund I	77%-80%	1,461	20	294	2,045	—	(26)	(81)	—	(31)	3,682
Brookfield Global Transition Fund II	50%-51%	—	1	(3)	298		—	—	—	—	296
Canadian Hydroelectric Portfolio	50%	1,148	15	2	—	—	—	(42)	—	165	1,288
The Catalyst Group	25%	115	7	3	—	—	—	(3)	—	—	122
Isagen institutional partners	53%	2,159	98	603	—	—	—	(156)	—	—	2,704
Isagen public non-controlling interests	0.3%	14	1	4	—	—	—	(1)	—	—	18
Other	0.3%-72%	659	(55)	11	71	3	(3)	(32)	414	256	1,324
Total		$14,755	$619	$1,364	$2,993	$(140)	$(449)	$(1,428)	$414	$735	$18,863
(1)Distributions paid during the year ended December 31, 2023, totaled $870 million.

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

			For the year ended December 31, 2025				For the year ended December 31, 2024				For the year ended December 31, 2023
(MILLIONS)	Interests held by third parties	Place of business	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests
Brookfield Americas Infrastructure Fund(1)	78%	United States	$—	$—	$—	$—	$4	$33	$35	$22	$51	$31	$(15)	$27
Brookfield Infrastructure Fund II(1)	58%-60%	United States, Brazil, Europe	168	54	(14)	33	197	(21)	(135)	(11)	187	45	108	27
Brookfield Infrastructure Fund III(2)	69%-71%	United States, Brazil, Europe, India, China	170	20	(457)	15	176	5	(80)	4	192	79	306	56
Brookfield Infrastructure Fund IV	75%	United States, Brazil, India, China	544	185	235	132	585	44	(119)	33	533	46	362	43
Brookfield Infrastructure Fund V	72%	United States	98	(126)	(207)	(80)	188	85	1,650	63	45	411	411	291
Brookfield Global Transition Fund I	77%-80%	North America, Europe, India, China, Australia	348	350	793	307	180	(85)	406	22	145	26	409	20
Brookfield Global Transition Fund II	72%-77%	United Kingdom, India, South Korea	23	(58)	2	(56)	9	(11)	(9)	(8)	—	(1)	(1)	—
Neoen	80%-93%	Europe, Australia, North America, South America	792	312	1,472	290	—	(17)	(39)	(10)	—	—	—	—
Canadian Hydroelectric Portfolio	50%	Canada	135	42	327	22	123	30	(59)	16	130	31	28	16
U.S. Hydroelectric Portfolio(3)	50%-84%	United States	118	15	—	5	124	2	(488)	2	158	77	(181)	37
The Catalyst Group	25%	United States	138	56	318	14	129	49	37	12	102	27	40	7
Isagen(4)	63%	Colombia	1,293	186	1,858	133	1,489	191	1,712	148	1,285	186	1,331	144
TerraForm Power(5)	42%	North America, South America, Europe	985	(181)	(388)	(86)	1,199	131	48	45	1,213	(27)	(93)	(43)
OnPath(6)	3%-65.6%	United Kingdom	97	(32)	67	(1)	97	10	31	5	13	2	(4)	1
Other	1.8%-57%	North America, South America, China, India	720	(214)	(14)	(101)	683	86	971	10	230	(19)	(172)	(7)
Total			$5,629	$609	$3,992	$627	$5,183	$532	$3,961	$353	$4,284	$914	$2,529	$619
(1)Excludes information relating to a 448 MW hydroelectric portfolio in the United States presented separately.
(2)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(3)The total third party ownership interest in the portfolio as of December 31, 2025 was 49.9% - 83.5% and comprised of Brookfield Americas Infrastructure Fund: up to 58.5% Brookfield Infrastructure Fund II: up to 49.9% and Brookfield Infrastructure Income Fund: up to 25%.
(4)The total third party ownership interest in Isagen as of December 31, 2025 was 62.7% and comprised of Brookfield Global Infrastructure Income Fund: 6.8% Isagen Institutional investors: 55.6% and other non-controlling interests: 0.3%.
(5)The total third party interest in Terraform Power as of December 31, 2025 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(6)The total third party interest in OnPath as of December 31, 2025 was 65.6% and comprised of Brookfield Global Transition Fund II: 62.6% and Brookfield Global Infrastructure Income Fund: 3.0%.

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)			As at December 31, 2025:					As at December 31, 2024:
	Interests held by third parties	Place of business	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests
Brookfield Americas Infrastructure Fund(1)	78%	United States	$—	$—	$—	$—	$—	$—	$72	$—	$—	$51
Brookfield Infrastructure Fund II(2)	58%-60%	United States, Brazil, Europe	2,154	2,238	1,024	1,186	641	2,218	2,306	585	656	995
Brookfield Infrastructure Fund III(2)	69%-71%	United States, Brazil, Europe, India, China	2,133	2,325	1,129	1,271	764	2,586	3,637	913	1,357	1,621
Brookfield Infrastructure Fund IV	75%	United States, Brazil, India, China	3,255	4,696	1,831	2,557	1,541	6,817	8,336	3,585	5,141	2,106
Brookfield Infrastructure Fund V	72%	United States	1,991	3,594	213	1,831	1,760	3,917	4,148	599	2,118	1,955
Brookfield Global Transition Fund I	77%-80%	North America, Europe, India, China, Australia	8,579	16,900	4,065	9,747	6,385	7,253	11,272	2,659	6,138	5,312
Brookfield Global Transition Fund II	72%-77%	United Kingdom, India	1,351	3,551	1,200	2,265	727	125	176	80	222	(9)
Neoen	80%-93%	Europe, Australia, North America, South America	8,547	14,468	4,806	11,645	2,702	7,135	14,186	4,579	10,611	3,583
Canadian Hydroelectric Portfolio	50%	Canada	2,370	2,594	133	176	1,341	2,346	2,589	130	171	1,263
U.S. Hydroelectric Portfolio(3)	50%-84%	United States	1,701	2,173	750	865	805	2,790	2,865	733	821	1,009
The Catalyst Group	25%	United States	1,238	1,248	353	360	196	996	1,007	394	406	125
Isagen(4)	63%	Colombia	15,219	16,764	3,596	8,912	4,926	12,431	13,958	3,251	7,443	5,041
TerraForm Power(5)	42%	North America, South America, Europe	6,315	7,085	4,416	6,040	701	7,933	8,731	5,006	7,281	862
OnPath(6)	3%-65.6%	United Kingdom	712	1,247	351	1,028	406	645	975	270	466	342
Other	1.8%-57%	North America, South America, China, India	3,833	5,809	926	2,334	1,269	4,978	7,605	2,099	3,339	1,912
Total			$59,398	$84,692	$24,793	$50,217	$24,164	$62,170	$81,863	$24,883	$46,170	$26,168
(1)Excludes information relating to a 448 MW hydroelectric portfolio in the United States presented separately.
(2)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(3)The total third party ownership interest in the portfolio as of December 31, 2025 was 49.9% - 83.5% and comprised of Brookfield Americas Infrastructure Fund: up to 58.5% Brookfield Infrastructure Fund II: up to 49.9% and Brookfield Infrastructure Income Fund: up to 25%.
(4)The total third party ownership interest in Isagen as of December 31, 2025 was 62.7% and comprised of Brookfield Global Infrastructure Income Fund: 6.8% Isagen Institutional investors: 55.6% and other non-controlling interests: 0.3%.
(5)The total third party interest in Terraform Power as of December 31, 2025 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(6)The total third party interest in OnPath as of December 31, 2025 was 65.6% and comprised of Brookfield Global Transition Fund II: 62.6% and Brookfield Global Infrastructure Income Fund: 3.0%.

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders and Class A.2 exchangeable shares of Brookfield Renewable Holdings Corporation held by Brookfield Holders.
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $145 million were declared during the year ended December 31, 2025 (2024: $128 million).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares and class A.2 exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable, or in the case of class A.2 exchangeable shares, BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Refer to Note 29 - Related party transactions for more details.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2025, exchangeable shareholders of BEPC exchanged 36,058 (December 31, 2024: 10,675) BEPC exchangeable shares for an equivalent number of LP units amounting approximately $1 million (December 31, 2024: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP, the BEPC exchangeable shares issued by BEPC and the class A.2 exchangeable shares issued by BRHC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at December 31, 2025, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2024: 194,487,939 units), 179,604,793 (December 31, 2024: 179,640,851), and 3,977,260 units (December 31, 2024: 3,977,260 units), respectively.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2025 and 2024, there were no BEPC exchangeable shares repurchased.

The composition of the distributions are presented in the following table:

(MILLIONS)	2025	2024	2023
General partnership interest in a holding subsidiary held by Brookfield	$6	$6	$5
Incentive distribution	145	128	111
	151	134	116
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	293	277	265
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	67	64	61
External shareholders	202	192	180
Total BEPC exchangeable shares and class A.2 exchangeable shares	269	256	241
	$713	$667	$622
The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares and Class A.2 exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders:

(MILLIONS)	2025	2024	2023
For the year ended December 31:
Revenue	$6,407	$5,876	$5,038
Net income (loss)	712	(9)	616
Comprehensive income	3,851	3,348	2,036
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	144	125	111
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(48)	(174)	(63)
BEPC exchangeable shares and class A.2 exchangeable shares	(44)	(160)	(57)
As at December 31:
Property, plant and equipment, at fair value	$70,456	$73,475
Total assets	98,701	94,809
Total borrowings	34,892	34,390
Total liabilities	63,727	58,353
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	52	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,524	2,457
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units of 4.0 million, 194.5 million, 179.6 million and 287.0 million, respectively (2024: 4.0 million, 194.5 million, 179.6 million and 285.5 million, respectively and 2023: 4.0 million, 194.5 million, 176.3 million and 282.4 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units of 4.0 million, 194.5 million, 179.6 million and 306.0 million, respectively (2024: 4.0 million, 194.5 million, 179.6 million and 285.2 million, respectively).

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2025	2024	December 31, 2025	December 31, 2024
Series 1 (C$136)	8.37	5.2	April 2025	$8	$4	$152	$119
Series 2 (C$113)(1)	1.59	5.3	April 2025	2	4	29	54
Series 3 (C$249)	9.96	6.5	July 2024	10	10	180	172
Series 5 (C$103)	4.11	5.0	April 2018	4	4	75	71
Series 6 (C$175)	7.00	5.0	July 2018	6	6	127	121
	31.03			$30	$28	$563	$537
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the year ended December 31, 2025, totaled $25 million (2024: $28 million and 2023: $27 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2025, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
During the year, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%
During the year, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.27%.
During the year, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
During the year, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 1 of BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during 2025 or 2024 in connection with the normal course issuer bid.
Perpetual subordinated notes
Brookfield Renewable’s perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the year ended December 31		Carrying value as at
Issuance date				2025	2024	December 31, 2025	December 31, 2024
April 2021	14.0	4.63	April 2026	$16	$16	$340	$340
December 2021	10.4	4.88	December 2026	13	13	252	252
March 2024	6.0	7.25	March 2029	11	8	145	145
	30.4			$40	$37	$737	$737
Distributions paid during the year ended December 31, 2025, totaled $40 million (2024: $37 million and 2023: $29 million).

16. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2025	2024	December 31, 2025	December 31, 2024
Series 7 (C$175)	7.00	5.50	January 2026	7	7	128	128
Series 13 (C$250)	10.00	6.05	April 2028	11	10	196	196
Series 15 (C$175)	—	—	April 2024	—	2	—	—
Series 17 ($200)	8.00	5.25	March 2025	10	11	195	195
Series 18 (C$150)	6.00	5.50	April 2027	6	7	115	115
	31.00			$34	$37	$634	$634
Distributions paid during the year ended December 31, 2025, totaled $32 million (2024: $37 million and 2023: $41 million).
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during 2025 or 2024.
17. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
On November 10, 2025, Brookfield Renewable completed the issuance of 15,050,200 LP Units on a bought deal basis at a price of $29.90 per LP Unit for gross proceeds of $450 million. Concurrently, a subsidiary of Brookfield Corporation purchased 6,967,670 LP Units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $18 million in related transaction costs inclusive of fees paid to the underwriters that was recorded in equity.
As at December 31, 2025, 305,987,962 LP units were outstanding (2024: 285,180,371 LP units) including 81,306,719 LP units (2024: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2025, 276,638 LP units (2024: 285,010 LP units) were issued under the distribution reinvestment plan at a total value of $7 million (2024: $7 million).
During the year ended December 31, 2025, exchangeable shareholders of BEPC exchanged 36,058 BEPC exchangeable shares (2024: 10,675 shares) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).
As at December 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,493 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders holds a 27% direct limited partnership interest in Brookfield Renewable, a 39% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at December 31, 2025.

In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP unit representing 5% of its issued and outstanding LP units. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2025, there were 1,522,975 LP units (2024: 2,279,654 units) repurchased and cancelled at a total cost of $34 million (2024 $52 million).
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2025	2024
Brookfield Holders	$112	$105
External LP unitholders	322	301
	$434	$406
In January 2026, distributions to unitholders were increased to $1.568 per LP unit on an annualized basis, an increase of over 5%, or $0.08 per LP unit, which will take effect on the distribution payable in March 2026.
Distributions paid during the year ended December 31, 2025, totaled $427 million (2024: $395 million and 2023: $370 million).
18. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2023		$1,944
Acquisitions through business combinations	3	3,556
Adjustments to purchase equation	3	118
Disposal	4	(63)
Foreign exchange and other		(121)
Balance, as at December 31, 2024		5,434
Acquisitions through business combinations	3	71
Adjustments to purchase equation	3	266
Disposal	4	(115)
Change in basis of accounting(1)	4	(206)
Foreign exchange and other		569
Balance, as at December 31, 2025		$6,019
(1)Includes the derecognition of a renewable operating and development platform in India. Refer to Note 4 - Disposal of assets for more details.

Goodwill is allocated to the following CGUs or group of CGUs:

(MILLIONS)	2025	2024
Value-in-use method
U.S. Utility-scale Solar(1)	$381	$307
U.S. Distributed Generation(2)	236	351
U.S Wind	9	9
Europe Storage(3)	149	139
Europe Utility-scale Solar(3)	116	105
Europe Wind(3)	79	73
APAC Wind(4)	8	109
APAC Solar(4)	21	102
APAC Distributed Generation(4)	3	26
Chile Distributed Generation	16	16
Neoen
Australia Wind	900	921
Australia Storage	735	377
Rest of the World Solar	1,121	1,338
Rest of the World Storage	1,025	404
Rest of the World Wind	411	465
	5,210	4,742
Fair value less costs of disposal
Europe Utility-scale Solar	94	82

Colombia Hydroelectric(5)	715	610
	$6,019	$5,434
(1)Includes $307 million (2024: $307 million) of goodwill related to the acquisition of a utility scale development business with a 20 GW portfolio in the United States acquired in 2022 and $71 million (2024: nil) of goodwill related to the acquisition of Geronimo Power in 2025. Refer to Note 3 - Acquisitions for more details.
(2)Includes nil (2024: $115 million) of goodwill related to 360 MW of operating and 700 MW of development business acquired in 2021 and $236 million (2024: $236 million) related to the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets and an 1.8 GW of development pipeline in the United States acquired in 2022.
(3)Includes $44 million (2024: $40 million) in solar, $79 million (2024: $73 million) in wind, and $149 million (2024: $139 million) in storage of goodwill related to a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects acquired in 2023, and $72 million (2024: $64 million) of goodwill related to a 1.7 GW portfolio of utility-scale solar development assets in Germany acquired in 2022.
(4)Includes nil (2024: $100 million) in wind, nil (2024: $80 million) in solar, and nil (2024: $22 million) in distributed generation of goodwill related to a leading renewables developer with 4.5 GW of operating and under construction renewable power and energy storage assets acquired in 2023. Includes $8 million (2024: $9 million) of wind and $13 million (2024: $14 million) of solar related to a renewable energy developer in India with 524 MW of operating and 2.5 GW of under construction projects acquired in 2024. Includes $3 million (2024: $3 million) related to a 341 MW of operating and 2.2 GW of under construction distributed generation assets in South Korea acquired in 2024. Includes $8 million (2024: $8 million) related to a 600 MW portfolio of operating solar assets in China acquired in 2024.
(5)Goodwill related to the Colombia hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, Brookfield Renewable removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill.

As at December 31, 2025, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets.

For the remaining goodwill balance, goodwill is determined by cash flow or fair value less costs of disposal models where by the fair value measurement is classified as Level 3. The key inputs in determining the fair value of each cash generating unit under the value in use model are the utilization of discount rates ranging from 8% to 17%, terminal capitalization rate of 3x to 9x, discrete cash flow periods of 5 years, forecasted development MWs per annum, and future leverage assumptions for the platforms. These key inputs are determined based on a combination of operational data and historical experience. Cash flows beyond the five-year forecast period reflect the business’s steady-state development profile supported by identified project pipelines.
19. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2025 these ratios were 14% and 39%, respectively (2024: 15% and 40%, respectively).
Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt-to-capitalization ratios. Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt-service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.
Brookfield Renewable’s strategy during 2025, which was unchanged from 2024, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2025	2024	2025	2024
Corporate credit facility(1)	$—	$240	$—	$240
Commercial paper(1)	194	431	194	431
Debt
Medium-term notes(2)	3,187	3,008	3,187	3,008
Hybrid notes(2)	328	139	328	139
Non-recourse borrowings(3)	—	—	31,555	30,904
	3,515	3,147	35,070	34,051
Deferred income tax liabilities, net(4)	—	—	8,902	8,109
Equity
Non-controlling interest	—	—	24,164	26,168
Preferred equity	563	537	563	537
Perpetual subordinated notes	737	737	737	737
Preferred limited partners’ equity	634	634	634	634
Unitholders’ equity	8,876	8,380	8,876	8,380
Total capitalization	$14,325	$13,435	$78,946	$78,616
Debt-to-total capitalization(1)	25%	23%	44%	43%
Debt-to-total capitalization (market value)(5)	14%	15%	39%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,569 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $168 million (2024: $171 million) of deferred financing fees and $181 million (2024: $145 million) of unamortized premiums and discounts.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

20. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2025	2024	2023
Balance, beginning of year	$2,740	$2,546	$1,392
Acquisitions through business combinations	919	—	44
Investment(1)	245	389	700
Return of capital	—	(5)	—
Share of net (loss) income	(110)	(88)	186
Share of other comprehensive income	216	443	162
Dividends received	(159)	(90)	(58)
Change in basis of accounting, net(2)(3)(4)(5)	366	—	105
Transfer to assets held for sale	—	(421)	—
Disposal	(192)	—	—
Foreign exchange translation and other	62	(34)	15
Balance, end of year	$4,087	$2,740	$2,546
(1)Includes Isagen S.A. E.S.P.’s investment in a utility-scale solar asset. Refer to Note 3 - Acquisitions for more details.
(2)Includes the recognition of an 845 MW wind portfolio in the U.S. Refer to Note 4 - Disposal of assets for more details.
(3)Includes the recognition of a renewable operating and development platform in India. Refer to Note 4 - Disposal of assets for more details.
(4)Includes the recognition of a distributed generation development platform in the U.S. Refer to Note 4 - Disposal of assets for more details.
(5)Includes the derecognition of Westinghouse. In the fourth quarter of 2025, the Partnership terminated a voting agreement with an entity managed by Brookfield Asset Management which previously had given the Partnership significant influence over Westinghouse. The termination was effected to simplify the governance structure of the Brookfield consortium’s holdings in Westinghouse to assist in accelerating the build out of new nuclear reactors in the U.S. and globally. The termination of the agreement resulted in Brookfield Renewable no longer having significant influence over the investment with no change in its underlying economic interest in the business. Consequently, its equity-accounted investment of $428 million was derecognized, with the retained 11% interest recognized at its fair value of $1,047 million as a financial asset on the consolidated statement of financial position, with a gain of $619 million arising from the remeasurement recognized in other income in the consolidated statements of income (loss).
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	2025	2024	2025	2024
Hydroelectric	22%-50%	22%-50%	$517	$349
Wind	25%-50%	25%-50%	1,016	476
Utility-scale solar	25%-65%	25%-65%	1,398	320
Distributed energy & storage	13%-67%	50%-67%	597	680
Sustainable solutions	4%-67%	4%-67%	559	915
			$4,087	$2,740
The following table presents total assets, as well as total liabilities of Brookfield Renewable’s investments in associates and joint ventures:

	Total Assets		Total Liabilities
	2025	2024	2025	2024
Hydroelectric	$2,274	$2,063	$852	$698
Wind	7,643	4,151	4,618	2,573
Utility-scale solar	8,430	3,732	4,650	1,937
Distributed energy & storage	3,398	2,776	1,667	1,460
Sustainable solutions	6,433	8,105	2,053	1,830
	$28,178	$20,827	$13,840	$8,498

The following table presents total revenues, net income (loss) and other comprehensive income (loss) (“OCI”) of Brookfield Renewable’s investments in associates and joint ventures:

(MILLIONS)	2025			2024			2023
	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI
Hydroelectric	$105	$(15)	$13	$115	$49	$849	$105	$74	$(14)
Wind	391	(109)	146	56	(11)	35	—	3	21
Utility-scale solar	204	(108)	—	52	(152)	200	28	478	63
Distributed energy & Storage	248	(12)	33	461	(47)	98	604	210	373
Sustainable solutions	1,357	9	17	1,020	(205)	109	1,016	46	62
	$2,305	$(235)	$209	$1,704	$(366)	$1,291	$1,753	$811	$505
21. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2025	2024
Cash	$1,493	$2,682
Short-term deposits	480	146
Cash subject to restriction	120	307
	$2,093	$3,135

22. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2025	2024
Operations		$202	$284
Credit obligations		161	157
Capital expenditures and development projects		5	22
Total		368	463
Less: non-current	24	(148)	(177)
Current		$220	$286

23. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2025	2024
Trade receivables	$920	$808
Prepaids and other	207	174
Sales tax receivables	208	193
Inventory	177	154
Tax receivables	377	91
Deposits and advances	142	200
Collateral deposits(1)	151	197
Current portion of contract asset	74	65
Other short-term receivables	286	242
	$2,542	$2,124
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
As at December 31, 2025, 88% (2024: 83%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2025 and 2024 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
24. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2025	2024
Long-term receivables		$495	$396
Contract asset		209	250
Due from related parties	29	12	8
Restricted cash	22	148	177
Other		89	110
		$953	$941
At December 31, 2025 and 2024, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
Contract assets are the result of contract amendments made to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 29 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2025	2024
Accounts payable	$959	$787
Operating accrued liabilities	624	733
Interest payable on borrowings	247	264
Income tax payable	85	28
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	65	60
Current portion of contract liability	63	47
Current portion of lease liabilities	53	49
Other	150	136
	$2,246	$2,104
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.
26. PROVISIONS

The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2025	2024
Balance, beginning of the year	$1,095	$976
Additions	108	50
Acquisitions through business combinations	19	183
Disposal	(223)	(50)
Transfer to liabilities directly associated with assets held for sale	(203)	—
Accretion	50	47
Changes in estimates(1)	7	(98)
Foreign exchange	34	(16)
Other	(28)	3
Balance, end of the year	$859	$1,095
(1)Changes in estimates are driven by changes in underlying assumptions used as inputs to determine the value of the retirement obligation.
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are substantially expected to be restored between the years 2031 to 2063. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 28 – Commitments, contingencies and guarantees.
Provisions also includes contingent and deferred acquisition consideration of $203 million (2024: $283 million).
27. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2025	2024
Lease liabilities	$852	$1,109
Contract liabilities	679	686
Pension obligations	62	56
Other	231	225
	$1,824	$2,076
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 24 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 29 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
28. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2025, Brookfield Renewable had $4,770 million (2024: $2,923 million) of capital expenditure commitments outstanding, of which $2,692 million (2024: $2,221 million) is payable in less than one year, $1,982 million (2024: $696 million) in two to five years, and $96 million (2024: $6 million) thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at December 31, 2025:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
South Korea	Utility-scale solar	244 MW development	KRW70 billion ($50 million)	28%	Q1 2032
China	Wind	201 MW development	CNY503 million ($72 million)	20%	Q1 2026
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	2025	2024
Brookfield Renewable along with institutional partners	$93	$74
Brookfield Renewable's subsidiaries	4,306	2,718
	$4,399	$2,792
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

29. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:
Principal Agreements
Limited Partnership Agreements
Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Corporation pursuant to which Brookfield Corporation has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2025 is $26 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $28 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2025 of $223 million (2024: $204 million and 2023: $205 million).
Relationship Agreement
Since inception, Brookfield Renewable has had a Relationship Agreement with Brookfield pursuant to which Brookfield has agreed, subject to certain exceptions, that Brookfield Renewable will serve as its primary vehicle through which it will directly or indirectly, acquire renewable power assets on a global basis.
BRELP Voting Agreement
In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.
Power Services Agreements
Power Agency Agreements
Certain Brookfield Renewable subsidiaries entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.

Revenue Agreements
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
Energy Revenue Agreement
In 2018, the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable was effectively amended.
Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price was reduced by $3 per MWh per year from 2021 to 2025 and will be further reduced by $5.04 per MWh in 2026. The energy revenue agreement will terminate in 2046 and provides Brookfield the right to terminate the agreement in 2036.
Other Revenue Agreements
Pursuant to a power guarantee agreement, Brookfield purchased all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement was scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield had an initial term to 2029 and automatically renewed for a successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. was transferred to Brookfield Renewable.
In addition, Brookfield Renewable from time to time may enter into other power purchase agreements with Brookfield and its subsidiaries to deliver electricity, attributes related to generation and other related services. These agreements are typically entered into at market rates.
Voting Agreements
Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States is 22%.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 57%.

Except as set out below in respect to TerraForm Power, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 29% and 31%.
Brookfield Renewable holds its interest in its Colombian operations as part of a consortium. The consortium in turn holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests. Brookfield Renewable currently meets this ownership test and is entitled to appoint a majority of the board of directors.
Brookfield Renewable holds its interest in Neoen as part of a consortium. The consortium in turn holds its interest in Neoen through an entity (“BRHL Holdco”). BRHL Holdco is a controlled subsidiary of Brookfield Renewable. BRHL Holdco director votes are weighted so that the directors appointed by each consortium member exercise a number of votes proportionate to such consortium member’s percentage interest in BRHL Holdco. Brookfield Renewable is entitled to vote a majority of the director votes, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively (i) are the largest holder of BRHL Holdco’s equity securities and (ii) hold at least 40% of BRHL Holdco’s equity securities. Brookfield Renewable currently meets this ownership test and is entitled to vote a majority of the director votes.
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with a controlled affiliate of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) and Brookfield Infrastructure Fund V (the “BIF V Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV and V Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25% and 25% to 28% in BIF V Entities.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Global Transition Fund (the “BGTF I Entities”) and Brookfield Global Transition Fund II (the “BGTF II Entities”), agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BGTF I and II Entities, giving Brookfield Renewable control or significant influence over the entities that own certain renewable power and sustainable solution investments with institutional partners. Brookfield Renewable’s economic interest in BGTF I Entities is 20% and holds 9% to 28% in BGTF II Entities.
Brookfield Renewable entered into a voting agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under the Brookfield Global Transition Fund subscription facility. The voting agreements provide Brookfield Renewable with control and accordingly, Brookfield Renewable consolidates the accounts of this entity.
Other Agreements
Credit facilities and funds on deposit
Brookfield Corporation has provided a $400 million unsecured revolving credit facility maturing in December 2030 and the draws bear interest at the Secured Overnight Financing Rate plus 1.80%. As at December 31, 2025, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.

Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2025 (2024: nil). The interest expense on the Brookfield Corporation credit facility and deposit for the year ended December 31, 2025 totaled nil (2024: nil and 2023: nil).
During the fourth quarter of 2025, an associate of Brookfield Renewable signed a tax credit transfer agreement for $111 million with a private fund managed by BAM.
From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield may request repayment upon three business days' written notice. As at December 31, 2025, there were $268 million (2024: nil) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 4.02%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. The interest expense paid on the deposits for year ended December 31, 2025 totaled approximately less than $1 million (2024: nil).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. During the year ended December 31, 2025, Brookfield Renewable, together with its institutional partners, agreed to $200 million of tax equity financings through a preferred equity structure accounted for in accordance with IFRS 9 with Brookfield Wealth Solutions. As at December 31, 2025, Brookfield Renewable, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: $58 million of non-recourse borrowings (December 31, 2024: $65 million); $7 million of corporate borrowings (December 31, 2024: $7 million); $49 million of tax equity financings classified as financial instrument liabilities (December 31, 2024: $1 million); $11 million of preferred limited partners equity (December 31, 2024: $10 million); and $750 million of borrowings classified as due to related party (December 31, 2024: $348 million).
Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in Brookfield Renewable’s equity offerings. In June 2023, a subsidiary of Brookfield Wealth Solutions participated in a private placement of LP units.
TERP Ownership Transfer
On December 28, 2023 a subsidiary of Brookfield Renewable transferred 13.75% of its interest in TerraForm Power to BEPC, a consolidated subsidiary. The intercompany transfer had no net impact to Brookfield Renewable’s financial statements. Brookfield Renewable continues to control and consolidate Terraform Power and there was no impact to its economic ownership. In conjunction with the transfer, Terraform Power declared a non-cash dividend to its shareholders resulting in a decrease of $483 million in Equity and an increase in due to related parties of $483 million.
Other Agreements
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.

Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the year ended December 31, 2025, Brookfield Renewable transferred $19 million (2024: $131 million) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arm's length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 6% minority interest in a renewable operating and development platform in India for proceeds of $45 million ($9 million net to Brookfield Renewable) to an associate of the initial public offering’s (“IPO”) founder group to facilitate the IPO of equity shares by the platform. The disposal was treated as an equity transaction under IFRS 10, Consolidated Financial Statements and therefore no gain or loss was recorded as a result of the transaction. Brookfield Renewable, together with its institutional partners, provided financing to the associate for approximately $70 million ($14 million net to Brookfield Renewable) to facilitate the sale. The remainder of the proceeds were used to acquire additional shares from unaffiliated third parties, at an equivalent value, as part of the IPO process. Subsequent to year-end, as a result of the successful launch of the IPO, a 3% interest was transferred to a member of the IPO Founder Group for nominal consideration, as part of a pre-existing agreement.
During the fourth quarter of 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion from institutional partners within a private fund consolidated by Brookfield, at a value equivalent to the purchase price agreed to with an unaffiliated third party. Brookfield Renewable increased its ownership in the business to approximately 37.3% and continues to consolidate the business. In connection with closing of the transaction, Brookfield Renewable obtained $400 million in financing from Brookfield Wealth Solutions.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable) to a private fund managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW Spanish distributed generation business with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associate for an additional 16% interest.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets in the U.S. 53% was sold, for proceeds, net of transaction costs, of approximately $1.1 billion ($445 million net to Brookfield Renewable), to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party that acquired the remaining 47%.
During the fourth quarter of 2025, a subsidiary of Brookfield Corporation purchased 6,967,670 LP Units at the LP unit offering price of $29.90 (net of underwriting commissions).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW U.S. renewables portfolio for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.6% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2025	2024	2023
Revenues
Power purchase and revenue agreements	$18	$—	$14
Development services	23	—	—
	$41	$—	$14

Other income
Gain on disposition	$—	$23	$—
Interest and other investment income	19	—	—
Distribution income	—	3	8
	$19	$26	$8

Direct operating costs
Other related party services	$(22)	$(12)	$(5)

Interest expense
Borrowings	$(189)	$(63)	$(35)
Contract balance accretion	(31)	(30)	(26)
	$(220)	$(93)	$(61)

Other
Other related party services (expense) income	$—	$5	$3
Financial instrument gain	1	3	21
	$1	$8	$24

Management service costs	$(223)	$(204)	$(205)

Current income tax
Investment tax credits	$19	$131	$—

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2025	2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$74	$65
Due from related parties
Amounts due from	Brookfield(1)	511	573
	Equity-accounted investments and other	433	300
		944	873
Assets held for sale	Equity-accounted investments and other	—	125
Financial instrument assets	Brookfield	—	38

Non-current assets
Financial instrument assets	Brookfield	71	—
Other long-term assets
Contract asset	Brookfield	209	250
Due from related parties	Equity-accounted investments and other	12	8

Current liabilities
Contract Liability	Brookfield	63	47

Due to related parties
Amounts due to	Brookfield(2)	4,427	4,005
	Equity-accounted investments and other	2,476	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	45	43
		7,071	4,855
Liabilities held for sale	Equity-accounted investments	9	31

Non-current liabilities
Financial instrument liabilities	Brookfield	—	13
	Brookfield Wealth Solutions	49	1
Due to related parties
Amounts due to	Brookfield	21	309
	Brookfield Wealth Solutions	627	225
	Equity-accounted investments and other	45	58
		693	592
Corporate borrowings	Brookfield Wealth Solutions	7	7

Non-recourse borrowings	Brookfield Wealth Solutions	58	65
Other long-term liabilities
Contract liability	Brookfield	679	686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	11	10
(1)Includes receivables of $378 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $397 million (2024: $32 million), $511 million (2024: $87 million), and $2,454 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.
Current assets
Amounts due from Brookfield are interest bearing, unsecured and due on demand.

Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.
30. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2025	2024	2023
Trade receivables and other current assets	$(633)	$(233)	$540
Accounts payable and accrued liabilities	(55)	120	(60)
Other assets and liabilities	13	(219)	(12)
	$(675)	$(332)	$468
The net change in corporate credit facilities for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2025	2024	2023
Proceeds from corporate credit facilities	$3,122	$976	$596
Repayments of corporate credit facilities	(3,362)	(736)	(596)
	$(240)	$240	$—
The distributions paid to participating non-controlling interests - in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinated notes for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Participating non-controlling interests – in operating subsidiaries	15	$(2,314)	$(891)	$(1,428)
Preferred equity	15	(30)	(28)	(27)
Perpetual subordinated notes	15	(40)	(37)	(29)
Preferred limited partners’ equity	16	(34)	(37)	(41)
Other(1)(2)		(515)	—	558
		$(2,933)	$(993)	$(967)
(1)Includes distributions related to the acquisition of an incremental 15% ownership in Isagen S.A. E.S.P. reflected in change in Ownership. Refer to Note 29 - Related party transactions and Note 15 - Non-controlling interests for more details.
(2)Pursuant to the 2023 TERP ownership transfer described in Note 29 - Related party transactions.
The distributions paid to unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
General partnership interest in a holding subsidiary held by Brookfield	15	$(151)	$(134)	$(116)
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(293)	(277)	(265)
BEPC exchangeable shares and class A.2 exchangeable shares	15	(269)	(256)	(241)
Limited partners’ equity	17	(434)	(406)	(383)
Distribution reinvestment plan and other		7	12	15
		$(1,140)	$(1,061)	$(990)

31. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2025:
Current assets	$1	$386	$3,572	$888	$12,294	$(4,843)	$12,298
Long-term assets	4,686	238	1	42,326	86,282	(47,130)	86,403
Current liabilities	83	8	50	8,478	21,043	(7,964)	21,698
Long-term liabilities	—	—	3,495	45	38,489	—	42,029
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	24,164	—	24,164
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,524	—	—	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,330	—	2,330
Preferred equity	—	563	—	—	—	—	563
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners’ equity	634	—	—	639	—	(639)	634
As at December 31, 2024:
Current assets	$41	$369	$3,193	$429	$8,836	$(4,033)	$8,835
Long-term assets	4,282	227	1	41,568	85,893	(45,997)	85,974
Current liabilities	80	8	322	7,257	13,619	(6,721)	14,565
Long-term liabilities	—	—	2,853	352	40,583	—	43,788
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	26,168	—	26,168
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,457	—	—	2,457
BEPC exchangeable shares	—	—	—	—	2,269	—	2,269
Preferred equity	—	537	—	—	—	—	537
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners’ equity	634	—	—	639	—	(639)	634
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
For the year ended December 31, 2025
Revenues	$—	$—	$—	$—	$6,407	$—	$6,407
Net (loss) income	(37)	—	5	(1,856)	1,583	1,017	712
For the year ended December 31, 2024
Revenues	$—	$—	$—	$—	$5,876	$—	$5,876
Net (loss) income	(218)	—	—	(1,919)	1,052	1,076	(9)
For the year ended December 31, 2023
Revenues	$—	$—	$—	$—	$5,038	$—	$5,038
Net (loss) income	(50)	—	3	(724)	1,686	(299)	616
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 14 – Borrowings for additional details regarding the medium-term notes issued by Canadian Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
32. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of 25% of a 403 MW portfolio of operating hydroelectric assets in the U.S for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). Brookfield Renewable continues to consolidate this business.
Subsequent to year-end, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. To date, 635,247 BEPC exchangeable shares were issued for gross proceeds of approximately $28 million.
Subsequent to year-end, Brookfield Renewable repurchased and cancelled 635,247 LP units on the Toronto Stock Exchange at a total cost of approximately $20 million.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Subsequent to year-end, Brookfield Renewable issued C$500 million of Series 20 medium-term notes. The medium-term notes have a fixed interest rate of 5.204% and a maturity date of January 15, 2056. The Series 20 medium-term notes are corporate-level green bonds.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds of approximately £61 million ($82 million) (£16 million ($21 million) net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed a private placement sale of shares in a renewable operating and development platform in India, selling a 7% interest for proceeds of approximately INR7.8 billion ($86 million) (INR1.6 billion ($17 million) net to Brookfield Renewable). In addition, as a result of the successful launch of the IPO, a 3% interest was transferred to a member of the platform’s IPO Founder Group for nominal consideration, as part of a pre-existing arrangement. The IPO process was completed on February 25, 2025 and the platform will be listed on the designated stock exchanges in India on or about March 2, 2026. On February 26, 2026 the platform filed the prospectus which reflects an additional divestment by Brookfield Renewable, together with its institutional partners, of an approximate 10% interest for gross proceeds to be received of approximately INR8.9 billion ($99 million) (INR1.8 billion ($19 million) net to Brookfield Renewable).

Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.

Brookfield Renewable Partners L.P.

bep.brookfield.com

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